
FORWARD.
FOR LIFE.
AAON

Forward is our promise.

There is a moment — just before a rocket breaks free of gravity — where everything is strain and struggle and tremendous, invisible effort. Where the work is hardest and the destination feels farthest away.

That moment is not a setback.

It is how momentum is earned.

We embrace it because what waits on the other side is worth every ounce of effort. The ability to serve more people, in more places, in more meaningful ways. To build the kind of organization that meets the demands of today while developing the capabilities that will serve humanity better tomorrow.

The spaces we condition are changing. The stakes are higher. The mission is greater.

Every decision, every investment, and every commitment is made with one goal: to improve lives, now and for generations to come.

At AAON, forward is our promise to the people who depend on us. And we are just getting started.

AAON®

AAON is a leader in HVAC solutions for commercial and industrial indoor environments. Our unique approach to designing and manufacturing highly configurable equipment to meet exact needs creates a premier ownership experience with greater efficiency, performance, and long-term value.






AAON

BASX

BASX designs and builds fully custom thermal management systems engineered for the most demanding environments. Meeting the exact needs of our customers, our solutions deliver the highest efficiency and best performance for mission critical applications — without compromise.


BASX
SOLUTIONS
-MADE IN AMERICA-

A Year of INVESTMENT, INNOVATION, & INTENTIONAL Growth

From the Chief Executive Officer



2025 was an evolutionary year that tested our resilience, showcased our capabilities, and positioned us for accelerated growth ahead.

Like a rocket in its first mile overcoming gravity's pull, we invested tremendous energy in foundational capabilities. We navigated the final phase of the refrigerant transition, implemented a new Enterprise Resource Planning (ERP) system, and made substantial investments in manufacturing capacity and organizational infrastructure.

These challenges demanded focus, adaptability, and unwavering commitment to our long-term vision. Through it all, we never lost sight of what matters most: our people, our customers, and our purpose. Every decision, every investment, and every ounce of effort was made with one goal—delivering innovative HVAC solutions that improve lives today and for generations to come.

20%

Net Sales Increase

$1.2B - 2024 **$1.44B - 2025**

"As Chief Executive Officer, my focus has been clear: invest where it matters most, be transparent when challenges arise, and build capabilities that endure."

— Matt Tobolski, CEO

" In 2025, the energy we invested translated into record revenues, expanding backlog, and a business that is better positioned for long-term growth."





Differentiated, Highly Custom Engineered Solutions

Our leadership in the data center market exemplifies our organization's differentiated approach to solving complex problems. While others offer standardized equipment, we engineer purpose-built solutions that address our customers' most demanding challenges.

In 2025, BASX more than doubled in size, with revenue more than doubling year-over-year and orders reflecting extraordinary momentum. BASX ended 2025 with a backlog 141.3% higher than 2024. This extraordinary performance reflects our ability to deliver what the market desperately needs: innovative, custom-engineered thermal management solutions for rapidly evolving data center applications.

In 2025, BASX more than doubled in size, with revenue more than doubling year-over-year.

Central to our success is our leadership in advanced liquid cooling and water-free cooling systems for data centers. Our solutions, ranging from high-performance coolant distribution units (CDUs) to zero-water, free cooling chillers, empower operators to deploy the next generation of high-efficiency cooling infrastructure for AI workloads with confidence.

These technologies provide unmatched reliability, performance, maintainability, and operational flexibility. CDUs protect critical assets and ensure continuous operation even under the most demanding conditions, while our water-free chillers maximize energy efficiency and sustainability. Our air-side cooling solutions round out a comprehensive portfolio that addresses every thermal management challenge data centers face. We're delivering solutions data centers cannot find elsewhere, positioning BASX as the trusted partner in one of the fastest growing, most rapidly evolving markets in the global economy.



BASX Cooling Distribution Unit (CDU)

Investing in the Infrastructure for Tomorrow's Growth

In 2025, we made strategic investments in capacity, leadership, and IT infrastructure to seize the tremendous opportunities ahead. Our manufacturing footprint increased approximately 25%, bringing total operational space to over 4 million square feet across five different facilities. Our new Memphis facility, acquired in December 2024, spanning nearly 800,000 square feet, was overhauled, equipped, and commissioned in 2025 to support our growth in the data center market and serve as a hub for customers and representatives. We have implemented robust on-site testing capabilities to meet customer requirements, began ramping production, and are on track to deliver a significant amount of product from this facility in 2026.

At the same time, we strengthened our leadership team across the organization, bringing in exceptional talent to drive operational excellence and support our growth trajectory. From engineering to operations to customer care, we have built the bench strength required to drive and sustain significant growth.

We began implementing a new ERP system, a foundational upgrade that will improve operational efficiencies, enhance visibility and predictability, and give us the tools to manage the business more intentionally. While the early phases of implementation presented challenges and the full roll-out will take longer than anticipated, we are committed to executing this upgrade and expect it to drive significant long-term value.

...we strengthened our leadership team across the organization, bringing in exceptional talent to drive operational excellence...

Memphis, TN – Facility






THE FORGE

AAON Alpha Class gained substantial momentum, with sales increasing 16% year-over-year.

60.8% Up
End of Year Backlog

86% Growth
National Account Customers

16% Growth
AAON Alpha Class Sales

Building on a Strong, Established Foundation

The AAON brand continues to demonstrate why we're the premium choice for heating and cooling for commercial building owners and operators who understand and value total cost of ownership. AAON's backlog ended the year up 60.8%, reflecting sustained demand for high-performance, customer-focused solutions.

In 2025, AAON Alpha Class gained substantial momentum, with sales increasing 16% year-over-year. We expanded the portfolio with the introduction of Alpha Class EXTREME SERIES, the industry's most capable air-source heat pumps operable down to negative 20 degrees and available in capacities up to 40 tons. EXTREME SERIES features true simultaneous dual fuel capability, allowing the heat pump to serve as the primary heating source while a natural gas furnace supplements performance during extreme conditions. As building electrification demands accelerate and decarbonization becomes standard practice, our cold-climate heat pump innovations address a critical market need that few manufacturers can meet.



AAON Alpha Class

We also achieved remarkable success partnering with national account customers who manage large portfolios of buildings and prioritize energy efficiency, performance, and maintainability over upfront cost. These are the ideal customers for AAON's high-performance systems, and our focus on this segment drove 86% growth in national account orders in 2025.

Equally important was our commitment to raising the bar on customer experience. We completely overhauled our internal systems and expanded our customer service teams across warranty, field services, customer support, controls and mechanical technical support, and national accounts. This was a fundamental transformation driven by our commitment to support our representatives and their customers at every step.

Navigating Headwinds with Transparency and Resolve

Our successes in 2025 came alongside challenges, both external and internal. The refrigerant transition created headwinds in the first quarter that slowed our momentum early in the year. By the end of April, we had successfully navigated this transition and returned to normal operations, but the timing impacted our trajectory for 2025.

Our ERP implementation, while critical to our long-term success, proved more complex than anticipated. The early phase presented obstacles that affected our operations. We took responsibility, adjusted course, and are proceeding with greater discipline and focus. Our previous in-house system had limitations that constrained our growth potential and productivity, and this upgrade positions us to scale efficiently and serve customers with the visibility and responsiveness they deserve.

These were temporary speed bumps on a journey toward becoming a much stronger company. The investments we made in capacity, systems, and people come with short-term friction but create long-term competitive advantages.



Positioned for Exceptional Growth

I'm tremendously confident about 2026 and beyond. Our organization is evolving with intention by expanding capabilities, deepening expertise, and building on the strengths that have guided us from the beginning. The opportunity before us is significant, and the next chapter is already taking shape.

We enter the year with significant backlog across both business units, strong production momentum, and expanding capacity that will allow us to capture the opportunities ahead. Memphis is progressing well and will be a major growth driver as we ramp production throughout the year. Beyond Memphis, we're tirelessly focused on driving operational efficiency and making strategic investments across our fleet to maximize performance.

Our focus on operational efficiencies positions us to deliver revenue growth and margin expansion, both near-term improvements and significant long-term gains as our investments fully mature. The trajectory we're on will drive strong returns for shareholders and create sustained value.

The data center market alone represents a multi-billion-dollar opportunity, and we're uniquely positioned to win. Our traditional HVAC business remains robust with expanding market share in key segments. We have the products, the capacity, the team, and the momentum to deliver exceptional growth.

The trajectory we're on will drive strong returns for shareholders and create sustained value.

A Humbling Honor and an Exciting Future

Taking the helm of this company is the honor of my career. I'm deeply grateful to Gary Fields and the leaders who built this organization into the innovation powerhouse it is today. Their vision, discipline, and commitment to excellence created the foundation we are building upon, and I am humbled to carry that work forward.

At its core, our business is about people: our team members who bring their best every day, our customers who depend on our solutions, and ultimately, the communities and building occupants whose lives we improve through better indoor environments.

This is why we exist. This is what drives us forward. 2025 is the year we overcame gravity and built unstoppable momentum. The journey ahead is extraordinary and the momentum we've built is only beginning to compound.

Thank you for being part of it.

Matt Tobolski, Ph.D.

Chief Executive Officer



EXTREME
SERIES

Go ahead. Expect more.



AAON®


Performance like never before
with operation down to –20°F
and capacities up to 40 tons.
AAON is always innovating.
Learn more about the next generation of AAON Alpha Class.

1988

AAON, an Oklahoma corporation, was founded. Norman H. Asbjornson purchases the Air Conditioning Division of John Zink Company.

AAON



1989


AAON

AAON purchased, renovated, and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2–140 tons.

1990

NASDAQ

Listed on NASDAQ Small Cap—Symbol "AAON".

1991

Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coil Plus.

1992

AAON acquires Coils Plus, Inc. and renovates the 110,000 square foot plant in Longview, Texas.



1993

Listed on the NASDAQ National Market System.

2003

Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.



2001

Introduced evaporative-cooled condensing energy savings feature.

1999

Completed Tulsa, OK and Longview, TX plant additions yielding a total exceeding one million square feet.



1998

AAON yearly shipments exceed $100 million.

Received U.S. patent for Dimple Heat Exchanger Tube.



1996

Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from the Tulsa facility.

1995

Completed expansion of the Tulsa facility to 332,000 square feet.

2010

AAON RQ Series win ACHR News Dealer Design award.



AAON RN Series rooftop unit named 2010 Product of the Year—Silver by Consulting-Specifying Engineer Magazine.

2012

AAON yearly shipments exceed $300 million.

2015

AAON Low Leakage Dampers voted “Product of the Year” by Consulting Specifying Engineer Magazine.



2018

AAON acquires WattMaster Controls, Inc.



2019

AAON breaks ground on new facility in Longview, Texas.

AAON opens Norman Asbjornson Innovation Center.

2020

Founder Norman H. Asbjornson transitions to Executive Chairman. Gary D. Fields assumes new role as CEO.

AAON exceeds $500 million in sales.

AAON RN Series with Variable Speed Compressors voted “Most Valuable Product”.



2025



Matt Tobolski named CEO.

Technical Academy opens new facility in Tulsa, OK.



2024

AAON launches Delta Class.



BASX drives AAON’s $174.5 million in liquid cooling data center orders.



AAON opens new manufacturing plant in Memphis, TN.

2023



α ALPHA™ CLASS

Grand opening of the Customer Exploration Center.

AAON launches Alpha Class.

AAON exceeds $1 billion in sales.

2022

AAON Zero Degree Cold Climate AirSource Heat Pumps win ACHR Dealer Design award.



AAON exceeds $880 million in sales.

2021

AAON introduces new low ambient air-source heat pump rooftop units.

AAON introduces the AAON Mobile Experience tour trailer.

AAON RZ Series Rooftop Unit named “Product of the Year” by readers of Consulting-Specifying Engineer magazine.

AAON acquires BASX Solutions.

BASX

"The trajectory we're on will drive **strong returns** for shareholders and create **sustained value.**"

—Matt Tobolski, CEO

2025 Summarized Financials and Key Metrics

Net Sales
$1.4B

EBITDA
$231M

Employees
~5.9k[1]

Net Sales by Segment



56% AAON OK
23% BASX
22% AAON Coil

Net Sales by Product



62% AAON
38% BASX

Net Sales by Region



97% Domestic
3% Foreign

Net Sales
dollars in billions



$1.2
$1.2
$1.4
2023
2024
2025

Net Sales Growth
percent



31.5%
2.7%
20.1%
2023
2024
2025

Gross Profit
dollars in millions



$399.0
$397.1
$385.7
2023
2024
2025

Gross Profit Margin
percent



34.1%
33.1%
26.7%
2023
2024
2025

Adjusted EBITDA[2]
dollars in millions



$281.2
$272.2
$231.0
2023
2024
2025

Adjusted EBITDA Margin[2]
percent



24.1%
22.7%
16.0%
2023
2024
2025

R&D
dollars in millions



$43.7
$47.7
$58.2
2023
2024
2025

Dividends
dollars per share



$.32
$.32
$.40
2023
2024
2025

[1] Active employees as of February 24, 2026.

[2] See page 90 for additional information regarding non-GAAP measures.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________________ to _________________

Commission file number: 0-18953

AAON, INC.

(Exact name of registrant as specified in its charter)

Nevada	87-0448736
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2425 South Yukon Ave., Tulsa, Oklahoma 74107

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (918) 583-2266

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AAON	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.)

☐ Yes ☒ No

The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant's common stock on the last business day of registrant's most recently completed second quarter June

30, 2025 was $4,993.4 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

As of February 26, 2026, registrant had an outstanding total of 81,499,853 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive Proxy Statement to be filed in connection with the 2026 Annual Meeting of Stockholders to be held May 12, 2026, incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K (or statements otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the Securities and Exchange Commission ("SEC"), news releases, conferences, website postings, presentations or otherwise) includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "confident," "outlook," "project," "should," "will," and variations of such words and other words of similar meaning or similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Important factors that could cause results to differ materially from those in the forward-looking statements include, among others:

- market conditions and customer demand for our products;
- the timing and extent of changes in raw material and component prices;
- naturally-occurring events, pandemics, and other disasters causing disruption to our manufacturing operations, product deliveries and production capacity;
- the impact caused by inflationary cost pressures, national or global health issues, such as the coronavirus pandemic ("COVID-19"), any variants or similar outbreaks (including the response thereto) and their effects on, among other things, demand for our products, supply chain disruptions, our liquidity and financial position, results of operations, stock price, payment of dividends, our ability to secure new orders, our ability to convert backlog to revenue and impacts to the operations status of our facilities;
- natural disasters and extreme weather conditions, including, without limitation, their effects on locations where our products are manufactured;
- the effects of fluctuations in the commercial/industrial new construction market;
- the timing of introduction and market acceptance of new products;
- the timing and extent of changes in interest rates, as well as other competitive factors during the year;
- general economic, market or business conditions;
- creditworthiness of our customers and their access to capital;
- changing technologies;
- the material failure, interruption of service, compromised data or information technology security, phishing emails, cybersecurity breaches or other impacts to our information technology and related systems and networks (including any of the foregoing of third-party vendors and other contractors who provide information technology or other services);
- costs and results of litigation, including trial and appellate costs;
- economic, market or business conditions in the specific industry and market in which our businesses operate;
- future levels of capital expenditures, research and development and indebtedness, including, without limitation, our ability to reduce indebtedness and risks associated with the same;
- legal, regulatory, and environmental issues, including, without limitation, compliance of our products with mandated standards and specifications; and
- integration of acquired businesses and our ability to realize synergies and cost savings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Except as required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events, occurrences or developments after the date on which such statement is made. For a discussion of risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please see Item 1A "Risk Factors" included in this Annual Report on Form 10-K, and as otherwise disclosed from time to time in our other filings with the SEC.

PART I

Item 1. Business.

Overview

AAON, Inc., a Nevada corporation ("AAON Nevada"), was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation ("AAON Oklahoma"), AAON Coil Products, Inc., a Texas corporation ("AAON Coil Products"), and BASX, Inc., an Oregon corporation ("BASX"). Unless the context otherwise requires, references in this Annual Report to "AAON", the "Company", "we", "us", "our", or "ours" refer to AAON Nevada and our subsidiaries.

AAON is a leader in heating, ventilation, air conditioning, and liquid cooling solutions for commercial and industrial indoor environments. The Company designs and manufactures highly configurable equipment to meet specific customer requirements, delivering reliable performance, efficiency, and long-term value. Through a strong commitment to research and development, advanced engineering capabilities, and decades of industry experience, the Company continues to elevate standards for climate management solutions.

Business Segments

The Company operates through three reportable business segments: AAON Oklahoma, AAON Coil Products, and BASX. These segments are based on differences in products, manufacturing processes, and end markets, and reflect how management evaluates operating performance and allocates resources.

AAON Oklahoma: AAON Oklahoma engineers, manufactures, and sells highly configurable HVAC systems, designs and manufactures controls solutions, and sells aftermarket parts to customers through retail part stores and online. AAON Oklahoma includes operations at the Company's manufacturing facilities in Tulsa, Oklahoma; Memphis, Tennessee; and Parkville, Missouri, as well as two retail locations, the Norman Asbjornson Innovation Center ("NAIC"), and the Gary D. Fields Customer Exploration Center.

The NAIC is a world-class research and development laboratory accredited by the Air Movement and Control Association International, Inc. ("AMCA"), where our products are continuously tested under extreme environmental conditions to ensure optimal performance, efficiency, and value. The Gary D. Fields Customer Exploration Center showcases the engineering, design attributes, and premium build quality of our equipment alongside market alternatives.

AAON Coil Products: AAON Coil Products engineers and manufactures and sells semi-custom and custom HVAC systems as well as heating and cooling coils for use in HVAC systems, primarily for AAON Oklahoma, AAON Coil Products, and BASX. AAON Coil Products operates from our Longview, Texas manufacturing facilities, which also produce BASX-branded products.

BASX: BASX engineers, manufactures, and sells a wide range of custom, high-performance cooling solutions for the rapidly growing hyperscale data center market; ventilation solutions for cleanroom environments in the biopharmaceutical, semiconductor, medical, and agricultural sectors; and highly customized air handlers and modular solutions for a variety of markets. BASX operates from our manufacturing facilities in Redmond, Oregon, with additional support from facilities in Memphis, Tennessee, and Longview, Texas.

For more information on our business segments' financial position and results of operations, refer to Note 23, "Segments," of the Notes to Consolidated Financial Statements.

Business and Marketing Strategy

The Company serves commercial, industrial, data center, and cleanroom markets with a differentiated approach to HVAC manufacturing. Our business strategy centers on mass semi-customization, leveraging flexible, computer-aided manufacturing systems to deliver highly configurable equipment that combines the cost efficiency of scaled production with the precision of individual customization.

Our marketing strategy is guided by the Company's core priorities:

Customers First: We collaborate closely with our network of independent sales representatives to engineer and manufacture solutions tailored to each customer's specific requirements. Unlike manufacturers of standardized equipment, we build to order, ensuring every system is pre-specified before production begins. Our go-to-market

strategy targets customers and applications that demand exceptional performance, efficiency, and long-term value. We compete on technical excellence and customer outcomes, not price.

Product Leadership: Since our founding, our Company has maintained an unwavering commitment to manufacturing and product leadership through continuous research and development. Our innovation efforts focus on advancing energy performance, equipment durability, system efficiency, and indoor air quality. These pillars define our competitive position and drive our R&D investments. Our commitment to engineering excellence requires rigorous adherence to industry standards and certifications, including those set by Air-Conditioning, Heating, and Refrigeration Institute ("AHRI"); the American National Standards Institute ("ANSI"); American Society of Heating, Refrigeration and Air-Conditioning Engineers ("ASHRAE"); the AMCA and the International Organization for Standardization ("ISO").

Sales and Representative Support: We invest strategically in our representative network as an extension of our market capability. This includes business planning collaboration, leadership development, technical training, and comprehensive service network development to ensure our representatives and their customers receive exceptional support throughout equipment lifecycles.

People and Culture: Our ability to deliver product leadership and excellent customer experience depends on attracting and retaining top engineering, manufacturing, and commercial talent. We maintain a culture focused on innovation, technical rigor, and operational excellence that enables us to compete against substantially larger manufacturers.

To date, our sales have been primarily derived from the domestic market. Foreign sales accounted for approximately $38.1 million, $30.1 million, and $39.9 million of our net sales in 2025, 2024, and 2023, respectively. As a percentage of net sales, foreign sales accounted for approximately 2.6%, 2.5%, and 3.4% of our net sales in each of those years, respectively.

Aftermarket Support Strategy

We support customers through a comprehensive parts and service network. Parts are available through our representative sales offices and two Tulsa-based retail stores. Factory service organizations operate at each manufacturing facility, supplemented by representatives who maintain their own service capabilities to provide warranty work and ongoing customer support.

We invest strategically in building service capacity across our North American representative network. This includes collaborating with representatives on business planning, leadership development, and technician training for both representatives and select contractors. These efforts create a cohesive service ecosystem designed to meet the operational and maintenance requirements of our customer base throughout equipment lifecycles.

Products - AAON Brand

Market and Application

AAON-branded products serve commercial and industrial buildings of all sizes, installed on rooftops or alongside structures. Our addressable market is driven by new construction activity and replacement demand from existing buildings. The commercial and industrial construction cycle typically lags residential markets, which respond to macroeconomic factors including interest rates, inflation, employment, and overall economic conditions. We balance our business across both new construction and replacement markets depending on economic cycles.

Core Product Architecture

Our flagship products are rooftop units (RTUs), self-contained heating and cooling systems installed on commercial and industrial building rooftops. A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet. A 100,000 square-foot commercial building requires approximately 250 tons of cooling capacity, which we deliver through single or multiple units depending on application requirements.

We manufacture three RTU product lines covering the full commercial spectrum:

- RQ Series: two-five ton cooling capacity
- RN Series: six-140 ton cooling capacity (26 sizes)
- RZ Series: 45-261 ton cooling capacity (15 sizes)

Beyond rooftop units, our product portfolio includes air handling units, condensing units, makeup air units, energy recovery units, geothermal and water-source heat pumps, coils, and factory controls. All products are manufactured by assembling fabricated sheet metal and tubing components with pre-manufactured elements including coils, compressors, fans, and control systems. Every unit undergoes rigorous end-of-line testing and inspection before shipment.

AAON Alpha Class™ Technology

When configured as air-source heat pumps ("ASHP"), our RQ, RN, and CF Series units operate in ambient temperatures as low as negative twenty degrees Fahrenheit. This technology platform, AAON Alpha Class™, addresses accelerating demand for commercial building decarbonization. By combining advanced engineering with leading-edge compressor technology, Alpha Class™ delivers energy-efficient heating and cooling year-round in virtually any climate.

Indoor and Specialized Systems

Our SA, SB, and M2 Series provide indoor packaged solutions with water-cooled or geothermal/water-source heat pump configurations ranging from three-70 tons cooling capacity. Air handling units include the indoor H3 and V3 Series, the modular M2 Series, and air handling configurations of our RQ, RN, RZ, and SA Series units.

Energy recovery options available across multiple product lines support increased fresh air ventilation requirements outlined in ASHRAE Standard 90.1 (Energy Conservation) and Standard 62.1 (Ventilation & Indoor Air Quality). Our H3/V3 Series energy recovery wheel air handling units deliver energy-efficient 100% outside air ventilation by capturing energy that would otherwise be exhausted.

Performance and Efficiency

Our products span cooling capacities from two-261 tons and heating capacities from 24,000 to 4,500,000 British Thermal Units ("BTUs"). Many units substantially exceed DOE minimum efficiency standards and rank among the highest efficiency products available commercially.

Our packaged RTUs with two-stage, digital, or variable-speed compressors are optimized with high-efficiency evaporator and condenser coils and variable-speed fans, achieving AHRI Certified performance up to 18.0 SEER2 and 22.8 IEER.

Controls Integration

We design and manufacture high-performance controls solutions that enhance our equipment's unique features and capabilities. Our controls division develops factory-tested options for Variable Air Volume, Make-Up Air, Single Zone VAV, Constant Volume, and Zoning systems for both AAON products and other HVAC equipment.

Controls options include the VCCX Controller, factory-installed customer-provided controls, and terminal blocks for field-installed controls. VCCX Controls are Underwriters Laboratories certified to UL 916 or UL 60730 and BACnet Testing Laboratories certified, meeting international standards for safety and traceability. Our economizer function carries California Title 24 certification to support reduced energy consumption.

We continue to invest in advanced controls manufacturing capabilities designed to improve speed, precision, and consistency across production and testing processes. These investments enhance efficiency, quality assurance, and accountability throughout manufacturing operations and support increased production capacity through the use of automation.

AAON controls are designed to be user-friendly and configurable for a wide range of HVAC applications. In addition, controls can be customized to meet application-specific customer requirements, supporting system flexibility and integration across diverse operating environments.

Certifications and Standards

Our geothermal/water-source heat pumps (RN, RQ, M2, and SB Series) are AHRI certified in accordance with ANSI/AHRI/ASHRAE/ISO 13256. Unitary air conditioners and heat pumps (RQ and RN Series) are certified with AHRI and the U.S. Department of Energy to ANSI/AHRI 210/240 (up to five tons) and ANSI/AHRI 340/360 (five-63 tons). When configured for Dedicated Outdoor Air Systems (DOAS), the RQ, RN, RZ, and CF paired with H3 or V3 products comply with AHRI Standard 920.

Products - BASX Brand

Our BASX-branded products are highly customized to meet the technical and operational requirements of mission-critical environments. BASX focuses on delivering purpose-built thermal management and air handling solutions for data centers, healthcare, cleanroom, and industrial applications, with an emphasis on reliability, efficiency, scalability, and integration flexibility.

Our data center cooling solutions are designed to support increasingly dense and complex computing environments, including AI and high-performance computing ("HPC") workloads. These solutions include direct evaporative coolers, fan coil walls, computer room air handling ("CRAH") units, overhead fan coil units, and packaged air handling systems. High-performance air-cooled heat rejection solutions are provided with waterside economizers and optional adiabatic-assisted cooling and are designed to integrate with both air-cooled and liquid-cooled IT architectures.

In 2025, BASX expanded its liquid cooling portfolio with the introduction of its proprietary Coolant Distribution Unit ("CDU"). The BASX CDU serves as the critical interface between facility water systems and technology cooling loops, providing precise flow, temperature, and pressure control to server cold plates. These systems are engineered with fully welded stainless-steel piping and are custom-dimensioned to fit specific facility layouts and hydraulic requirements. The CDU platform supports rack densities exceeding 100 kilowatts and incorporates N+1 redundant, hot-swappable pumps and power supplies, multi-zone active leak detection, and automated isolation capabilities. These features are designed to enhance system reliability, protect IT assets, and enable continuous operation in high-density AI and HPC deployments.

BASX also introduced a water-free Free Cooling Chiller platform designed for large-scale data center heat rejection in diverse and extreme climate conditions. These rooftop-mounted systems operate in three modes: full free cooling, partial free cooling with supplemental direct expansion, and full mechanical cooling. By leveraging ambient air temperatures whenever possible, the system reduces reliance on refrigeration and eliminates water consumption. This platform is optimized for hyperscale and colocation environments seeking to improve energy efficiency, reduce operating costs, and support sustainability objectives while maintaining performance in harsh winter and summer conditions.

Additionally, our perimeter and white space thermal management solutions include direct evaporative coolers, fan coil walls, CRAH units, in-row cooling systems, and overhead fan coil units. Packaged solutions include coupled economizing chillers with integrated air handling and packaged direct expansion ("DX") systems with airside economizers. These offerings enable close-coupled IT load management and flexible deployment across new construction and retrofit applications.

Our cleanroom products are engineered to provide precise environmental control for critical manufacturing and research processes, including pharmaceutical, biotechnology, and semiconductor applications. Process cooling solutions include recirculation and make-up air handling units, integrated piping systems, and advanced control platforms. Environmental control solutions include modular cleanroom environments, fan filter units, filtered ceiling grids with integrated lighting, pressurized plenums, grid systems, and hospital surgical suites.

BASX-branded custom air handling products serve commercial, industrial, healthcare, and institutional facilities employing chilled water cooling, packaged direct expansion, hydronic heating, indirect gas heating, humidification, dehumidification, advanced filtration, and integrated building controls. BASX also manufactures plenum fans for integration into air handling units and retrofit applications and offers integrated sound performance and vibration control solutions.

Key Customers

Our top customers operate primarily in the data center cooling and commercial air conditioning markets.

Data centers are purpose-built facilities that enable the processing, storage and distribution of data across both traditional workloads and high-density compute, including AI training and inference. Examples of companies in this space include Microsoft, Amazon Web Services, Google Cloud, QTS and Applied Digital.

The commercial air conditioning market includes the design and manufacturing of HVAC systems for non-residential buildings such as offices, hospitals, schools, data centers, warehouses and manufacturing facilities. Our channel partners and customers support the design, construction and service of such facilities including independent sales representatives like Texas AirSystems and related portfolio groups through sole or common ownership like Meriton, Ambient and Air Control Concepts.

For the years ended December 31, 2025, 2024, and 2023, the Company had three, two and three customers, respectively, that were 10 percent or greater concentrations of revenue.

We have earned the trust and business of these significant customers over many years of performing to their needs, which they have supported with long-standing multi-year programs. The remaining majority of our business is comprised of thousands of customers and transactions through our extensive network of independent representatives. This mitigates our concentration risk as we also continue expanding our customer base through targeted growth in adjacent end markets, new customer acquisitions and expanding share with existing customers.

At December 31, 2025 and December 31, 2024, the Company had three customers that were 10 percent or greater concentrations of accounts receivable.

Backlog

The backlog consists of products for which a customer purchase order has been received and which has not yet been delivered. Orders may be subject to cancellation or rescheduling by the customer. Orders for the commercial air conditioning market have historically been firm with minimal risk of cancellation, in which case, cancellation charges apply up to the full price of the equipment. Orders for the data center market have more risk and we often see shifts in timing, cancellations and re-issuances of orders, all subject to various cancellation terms and charges.

Lead times to fulfill orders for AAON-branded products is generally around 18 - 26 weeks. Orders for BASX-branded product, including orders built at AAON Coil Products' Longview location, are typically placed months in advance of requested delivery to secure production for those projects. As a result, portions of the BASX-branded product backlog do not turn over within typical lead times for AAON-branded products. We do not believe that the Company's backlog estimates as of any date are necessarily indicative of our net sales for any future period. Additionally, our current backlog estimates are subject to a number of risks, as further detailed in Item 1A. Risk Factors, *Risks Related to Our Business*.

Warranties

Our product warranty policy is the earlier of one year from the date of install first use or 18 months from the date of shipment for parts only, including controls; 18 months for data center cooling solutions and cleanroom systems; five years for compressors; 15 years on aluminized steel gas-fired heat exchangers; 25 years on stainless steel heat exchangers; and ten years on gas-fired heat exchangers in our historical RL products. Our warranty policy for the RQ series covers parts for two years from the date of unit shipment.

The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

Competition

The Company's comfort cooling products primarily compete with Lennox (Lennox International, Inc.), Trane (Trane Technologies plc), York Light Commercial (Bosch Home Comfort Group), Johnson Controls (Johnson Controls International PLC), Carrier (Carrier Global Corporation), and Daikin (Daikin Industries). Our thermal management products primarily compete with Vertiv (Vertiv Holdings Co.), STULZ (STULZ Air Technology Systems, Inc.), Munters, Silent Aire (Johnson Controls International PLC), Nortek (Nortek Air Solutions), and Modine (Modine Manufacturing Co.).

The Company competes against larger manufacturers with greater financial and operational resources and offerings ranging into the lower featured products needed for broader market appeal. We compete on total value proposition rather than initial price, emphasizing product quality, performance, efficiency, serviceability, reliability, and lifecycle cost of ownership.

Our market position differs significantly between buyer segments. In replacement markets and owner-controlled purchases, we have consistently gained market share by demonstrating superior total cost of ownership over equipment lifespans. Building owners who control purchase decisions recognize the economic value of premium performance and extended durability.

The new construction market has historically presented greater competitive challenges due to contractor emphasis on initial equipment cost. However, operational efficiency improvements achieved over recent years have narrowed the price gap between our semi-custom equipment and competitors' standardized offerings. This enhanced cost

competitiveness, combined with our quality and performance advantages, has strengthened our position across both new construction and replacement market segments.

Resources

Sources and Availability of Raw Materials

The most important materials we purchase are steel, copper, and aluminum. We also purchase from other manufacturers certain components, including coils, compressors, electric motors, and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations.

Working Capital Practices

Given the complexity of our manufacturing operations, working capital is impacted by production cycle times, raw material volatility and customer delivery schedules. We continue to invest in planning systems, plant scheduling and supplier collaboration to improve inventory turnover and reduce cycle time. Our strategy includes aligning production with demand, reducing excess and obsolete inventory and improving procurement lead times.

Additionally, a significant portion of our revenue is recognized over time for contracts as we satisfy performance obligations. As a result, we record contract assets when revenue recognized exceeds amounts billed to customers. Contract assets represent our conditional right to consideration and are primarily driven by the timing of billing milestones relative to project progress. The level of contract assets may fluctuate based on the timing of project execution, milestone billing schedules and customer acceptance provisions. Although contract assets are expected to be billed and collected within the normal operation cycle, changes in project estimates, customer disputes or delays in achieving contractual milestones could impact the timing of cash collections.

We actively monitor contract asset aging, billing milestones and customer credit quality to manage liquidity and mitigate collection risk. We negotiate prepayment terms to help manage credit risk and working capital needs which results in contract liabilities.

Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $600.0 million and had a $398.3 million outstanding balance at December 31, 2025. Borrowings available under the revolving credit facility at December 31, 2025, were $201.0 million. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future.

Research and Development

Our products are engineered for performance, flexibility, and serviceability. This has become a critical factor in competing in the HVAC equipment industry. We must continually develop new and improved products in order to compete effectively and meet evolving regulatory standards in all of our major product lines.

R&D activities have involved the RQ, RN, and RZ (rooftop units), H3, SA, V3, and M2 (air handling units), CF (condensing units), and the SA and SB (self-contained units), as well as component evaluation and refinement, development of control systems and new product development.

Our NAIC research and development laboratory facility includes many unique capabilities, which, to our knowledge, exist nowhere else in the world. A few features of the NAIC include supply, return, and outside sound testing at actual load conditions, testing of up to a 300 ton air conditioning system, up to a 540 ton chiller system, and 80 million BTU/hr of gas heating test capacity. The NAIC carries accreditation from AMCA for standards AMCA 210 (aerodynamic performance rating) & AMCA 300 (reverberant room sound testing). Environmental application testing capabilities include -20 to 130°F testing conditions, up to eight inches per hour rain testing, up to two inches per hour snow testing, and up to 50 mph wind testing. We believe we have the largest sound-testing chamber in the world for testing heating and air conditioning equipment and are not aware of any similar labs that can conduct this testing while putting the equipment under full environmental load. The unique capabilities of the NAIC will enable us to lead the industry in the development of quiet, energy-efficient commercial and industrial heating and air conditioning equipment.

The NAIC currently houses twelve testing chambers. These testing chambers allow us to meet and maintain AHRI and DOE certification and solidify the Company's industry position as a technological leader in the manufacturing of HVAC equipment. Current voluntary industry certification programs and government regulations only go up to 63 tons of air conditioning. The NAIC contains both a 100 ton and a 300 ton chamber, allowing us to uniquely prove to customers our capacity and efficiency on these larger units.

The NAIC was designed to test products well beyond the standard AHRI rating points and allows us to offer testing services on our equipment throughout our range of product application. This capability is vital for critical facilities where the units must perform properly and allows our customers to verify the performance of our units in advance, rather than after installation. These same capabilities have allowed AAON to develop low ambient air source heat pump products that are unique in being able to address the growing need for these type of units that address electrification initiatives and commitments.

The R&D activities at the BASX Redmond, Oregon facility is focused on developing and validating high-performance solutions paired to customers' unique specifications. First-of-kind configuration of HVAC components that are both fabricated within the Company's facilities, as well as outsourced suppliers, are modeled, fabricated, and assembled based upon best engineering practices. Their performance is then validated through testing in a comprehensive simulation environment in conjunction with the customer to assure compliance expectations. This unique and synergistic collaboration is distinctive to the BASX solutions development approach and is a primary driver of customer value. Typical performance testing includes: airflow, consumed power, air-leakage rates, control integration, thermal cooling/heating, fluid flow rates, sound, vibration and recovery rates based on simulated failures.

Our Parkville, Missouri location features our new Electronics Prototyping Lab ("Lab"), which includes a fully functional SMD ("Surface Mount Device") production line. This production line incorporates automated pick-and-place equipment capable of quickly and accurately placing devices as small as 0.1mm by 0.2mm, utilizing the same technology scale found in cell phones. Additionally, the production line is equipped with a profiled reflow oven to ensure reliability in the finished prototypes. The Lab enables us to speed up our time to market and integrate cutting-edge technology into our control designs. Furthermore, it allows our Controls Engineering team to leverage their hardware and software development skills to outpace our competitors in adapting to market changes and disruptions.

We have also increased our investment in Controls by developing cutting-edge communication systems that enable our products to share information with both internal and external customers. We have partnered with industry leaders to create our Internet of Things ("IoT") solution and are beginning to utilize artificial intelligence ("AI") tools to enhance efficiencies when developing our control algorithms and sequences of operation. Additionally, we are developing new controls that leverage machine learning to continuously provide our customers with the most innovative solutions in the industry.

R&D expenses incurred were approximately $58.2 million, $47.3 million, and $43.7 million in 2025, 2024, and 2023, respectively.

Patents, Trademarks, Licenses, and Concessions

We do not consider any patents, trademarks, licenses, or concessions to be material to our business operations, other than those described below.

We hold several patents that relate to the design and use of our products. We consider these patents important, but no single patent is material to the overall conduct of our business. We proactively obtain patents to further our strategic intellectual property objectives. We own certain trademarks we consider important in the marketing of our products and services, and we protect our marks through national registrations and common law rights. Our patents have legal terms of 20 years with expiration dates ranging from 2032 to 2039.

The Company's trademarks, certain of which are material to its business, are registered or otherwise legally protected in the U.S.

Seasonality

Historically, sales of our products were moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. However, in recent years, given the increase in demand of our products and increase in our backlog, sales have become more constant throughout the year.

Environmental & Regulatory Matters

Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, the AIM Act, regulations promulgated under these Acts and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position.

Since our founding in 1988, we have maintained a commitment to design, develop, manufacture, and deliver heating and cooling products to perform beyond all expectations and to demonstrate our quality and value to our customers. Our equipment is designed with energy efficiency in mind, without sacrificing premium features and options. In addition to our high standard of product performance, is a commitment to sustainability for our employees, our stockholders, and our customers. We strive to conduct our business in a socially responsible and ethical manner with a focus on environmental stewardship, team member safety and community engagement. We comply with industry regulations and requirements while pursuing responsible economic growth and profitability.

In 2025, we published our seventh annual Sustainability report sharing our approach in the material areas of stakeholder engagement, innovation and efficiency, environmental responsibility, climate change, occupational health and safety, talent attraction and retention, diversity and inclusion, community engagement and investment, corporate governance and ethics and compliance. The report also highlights achievements and long-term targets related to greenhouse gas emissions, paint byproduct material recycling, and non-fossil fuel-consuming products. We participate in a sustainability benchmarking initiative, the Sustainability Alliance Scor3card, through which we monitor and report in the material areas of energy, material management, water, community stewardship, transportation, communication, and health. We achieved Platinum level in this program in 2025 and 2024. Our Environmental, Social and Governance ("ESG") committee provides oversight for ESG and sustainability activities, sustainability report development and an internal grassroots sustainability committee provides education opportunities, communications and recommendations to the Company on a regular basis.

We are committed to environmental responsibility and continue to make progress toward reducing greenhouse gas ("GHG") emissions, increasing paint byproduct recycling from our facilities and increasing the percentage of non-fossil fuel-powered units we produce. Our approach toward emissions reduction and climate change includes product solutions for our customers and improvements to our own facilities. Approximately 36% of our energy portfolio is currently derived from renewable sources, and the Company's Scope 1 and 2 emissions (emissions that occur from sources that are controlled or owned by an organization and emissions associated with the purchase of electricity, steam, heat, or cooling) are being tracked. We opted in to additional renewable energy at our Tulsa, Oklahoma, Memphis, Tennessee and Redmond, Oregon facilities in 2025, continued to invest and partner on projects that reduce GHG emissions globally and have transitioned to the lower global warming potential R-454B refrigerant. We continue to develop and manufacture non-fossil fuel-consuming units to provide the most sustainable commercial HVAC equipment in the market.

In the area of energy efficiency and conservation, our Tulsa, Oklahoma and Longview, Texas facilities have transitioned to nearly 100% LED lighting in our facilities leading to considerable cost savings and reduced energy consumption. Our Redmond, Oregon facilities are installing LED lights into any new fixtures in their current facility and working towards retrofitting old fixtures to LED. We participate in an energy demand response program through the public utility provider to reduce demand during peak hours. Energy efficiency has been a priority not only in product development, but also in overall capital investments which include the acquisition of new, energy-efficient equipment for the production floor, new high-speed overhead facility doors, the installation of new HVAC equipment, building control systems, the application of heat and light reflective material to production facilities, along with other behavioral-based energy efficiency changes. We are tracking our energy usage intensity before and after these updates.

In the area of material management, we focus on recycling, reducing, reusing and sourcing more environmentally friendly materials into our processes. At our Tulsa, Oklahoma Redmond, Oregon and Longview, Texas facilities, we recycled over 17,328 tons, 15,715 tons, and 13,678 tons of metal in 2025, 2024, and 2023, respectively. Also, through our partnership with a waste-to-energy facility, we successfully diverted over 3,960 tons, 3,020 tons, and 694 tons of waste from landfills in 2025, 2024, and 2023, respectively. We have identified paint product recycling partners at both our Tulsa, Oklahoma and Longview, Texas facilities. We also recycle paper, wood, and cardboard where available. We continue to innovate ways to reduce and reuse shipping packaging between facilities and identify new opportunities to reduce or reuse items in our production and administrative areas.

Human Capital Resources

Our employees are not represented by unions or other collective bargaining agreements. Management considers its relations with our employees to be good. As of February 24, 2026, we employed approximately 5,897 employees, compared to 3,856 employees as of February 24, 2025 and 3,666 employees as of February 20, 2024. Our employees have a variety of specialized experience, training and skills that provide the expertise required to service our customers.

Our key human capital measures include employee safety, turnover, absenteeism, and production. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Some of our notable health, welfare, and retirement benefits include:

- Employee medical plan (with 175% employer health saving plan match)
- 401(k) Plan (with 175% employer match)
- Profit sharing bonus plan
- Tuition assistance program
- Paid time off
- Paid parental leave
- Military pay
- Short-term and long-term disability
- Identity theft protection
- Group life insurance

Available Information

Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K.

Copies of any materials we file with the SEC can also be obtained free of charge through the SEC's website at http://www.sec.gov, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330.

Item 1A. Risk Factors.

The following risks and uncertainties may affect our performance and results of operations. The discussion below contains “forward-looking statements” as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results.

Risks Related to Our Business

Our business, results of operations and financial condition may be disrupted and adversely affected by public health pandemics.

Our business, results of operations and financial condition may be adversely affected if a public health pandemic interferes with the ability of our employees, suppliers, and other business partners to perform their respective responsibilities and obligations relative to the operations of our business.

We monitor the outbreak of any public health pandemic and evaluate the impact on our business as information emerges. The extent to which the impact of a public health pandemic may have on our business, supply chains, and prices of raw materials will depend on future developments, which may be highly uncertain and cannot be predicted.

Our business can be hurt by economic conditions.

Our business is affected by a number of economic factors, including the level of economic activity and uncertainty in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability.

Our results of operations and financial condition could be negatively impacted by the loss of one or more major customers.

From time to time we derive a significant portion of our sales from a limited number of customers, and such concentration may continue in the future. The loss of, or significant reduction in sales to significant customers (or a related portfolio group of customers) could have a material adverse effect on our results of operations, financial condition and cash flow. Further, the addition of new major customers in the future could increase our customer concentration risks as described above.

We may not realize all of the sales expected from our backlog of orders and contracts.

Our backlog consists of the value of product and service orders for which a customer purchase order or purchase commitment is received, but has not yet been delivered. As of December 31, 2025 and 2024, the Company’s estimated backlog was approximately $1,828.5 million and $867.1 million, respectively. The majority of our combined backlog is considered firm and expected to be delivered within 12 to 18 months. Our customers have the right in some circumstances, usually with penalties or other termination consequences, to reduce or defer firm orders in backlog. If customers terminate, reduce or defer firm orders, the revenue we expect to generate from our backlog may not be fully realized. Also, due to our large backlog, pricing changes may take longer to be reflected in our financial results.

Our results of operations and financial condition could be negatively impacted by the loss of a major third-party representative.

We are dependent on our third-party representatives to market and sell our products. If such relationships were terminated or impaired for any reason, it could materially and adversely affect our ability to generate revenues and profits. Certain competitors with greater financial resources than us have targeted some of our third-party representatives for exclusive sales channels. We may not be able to secure additional third-party representatives who will effectively market our products in certain geographical areas. In addition, adding new representatives requires additional administrative efforts and costs. If we are unable to establish new representative relationships or continue

current relationships, or terminate and replace our third-party representatives, our business, financial condition, and results of operations could be materially and adversely affected.

We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability.

The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. An excess of or significant claim(s) could lead to the cancellation of our policies and the loss of and inability to find additional insurance carriers. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

We depend on our officers and senior leadership team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our officers and senior leadership team. We rely on our officers and senior leadership team in the areas of research and development, marketing, production, sales, and general and administrative functions. While we have a robust succession plan in place for each one of our officers and senior leadership team members, the loss of one or more could have a serious adverse effect on our business. We do not maintain key-person insurance for officers or any members of our senior leadership team.

To mitigate certain business risks of departing executives upon termination, on July 30, 2024, the Board of Directors of the Company, upon the recommendation of the Compensation Committee of the Board of Directors (the "Committee") approved the adoption of the AAON, Inc. Executive Severance Plan (the "Executive Severance Plan") to provide financial and transitional assistance following a termination of employment under certain circumstances to certain executive-level employees. Pursuant to the terms of the Executive Severance Plan, in the event an Eligible Executive's employment is terminated by us without "cause" or by an Eligible Executive for "good reason" (as each such term is defined in the Executive Severance Plan), subject to the execution of a validly executed, irrevocable release of claims, the Eligible Executive will be eligible to receive the certain benefits defined by the Executive Severance Plan.

Operations may be affected by natural disasters, especially since most of our operations are performed at a single location.

Natural disasters such as tornadoes, ice storms and fires, as well as accidents, acts of terror, infection, and other factors beyond our control could adversely affect our operations. Our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa, Oklahoma facilities. With the acquisition of BASX in 2021, we now have operations in an area that is historically impacted by wildfires. The effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. Furthermore, we may experience significant increases in our insurance premium costs in relation to these matters that may have a material adverse effect upon our business, liquidity, financial condition, or results of operations.

If we are unable to hire, develop or retain employees, it could have an adverse effect on our business.

We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop, and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations.

Variability in self-insurance liability estimates could impact our results of operations.

We self-insure for certain employee health insurance and workers' compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a

high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings.

Risks Related to Our Brand and Product Offerings

We may not be able to compete favorably in the highly competitive HVAC business.

Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service, manufacturing lead times, and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures may materially adversely affect our business and results of operations.

We may not be able to successfully develop and market new products.

Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. Furthermore, our continued investment in new product development may render certain legacy products and components obsolete resulting in increased inventory obsolescence expense that may have a material adverse effect upon our financial condition or results of operations.

The length of the sales cycle for certain BASX-branded products and solutions offerings, as well as unpredictable placing or canceling of customer orders, particularly large orders, may cause our revenues and operating results to vary significantly from period-to-period, which could make our future operational results less predictable.

A customer's decision to purchase certain of our products or solutions, particularly products new to the market or long-term end-to-end solutions, may involve a lengthy contracting, design and qualification process. In particular, customers deciding on the design and implementation of large deployments may have lengthy and unpredictable procurement processes that may delay or impact expected future orders, including customers canceling orders based on unforeseen changes to their businesses. As a result, the order booking and sales recognition process is often uncertain and unpredictable, with some customers placing large orders with short lead times on little advance notice and others requiring lengthy, open-ended processes that may change depending on global or regional economic conditions. This unpredictability may cause our revenues and operating results to vary unexpectedly from quarter-to-quarter and year-to-year, making our future operational results less predictable.

Risks Related to Material Sourcing and Supply

We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components.

Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit.

We risk having losses resulting from the use of non-cancellable contracts.

Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations. These contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. The use of such contracts could cause us to forego the economic benefits we would otherwise realize if prices were to change in our favor. Additionally, should there be a downturn in the market, we could be committed to purchase more materials than necessary for our production and carry excess inventory which could result in additional costs to the business.

Risks Related to Electronic Data Processing and Digital Information

Our business is subject to the risks of interruptions by cybersecurity attacks.

We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted due to technological problems, a cyber-attack, acts of terrorism, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other reasons. To date, we have not experienced a material impact to our business or operations resulting from cyber-security or other similar information attacks, but due to the ever-evolving attack methods, as well as the increased amount and level of sophistication of these attacks, our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber-related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions, and increased cost.

We are reliant on information technology.

We are reliant on information technology in all aspects of our business, operated and maintained by the Company as well as under control of third parties. If we do not invest sufficient capital in a timely manner to acquire, develop, or implement new information technologies or maintain or upgrade current information technologies, we could suffer outages as well as be at a competitive disadvantage within our industry which could have a material adverse effect upon our financial condition and results of operations.

Artificial intelligence technologies may introduce operational, cybersecurity, reputational, and compliance risks that could adversely affect our business.

Although AI is not a core component of our products or manufacturing operations, the growing use of AI tools presents potential risks to AAON. Any internal or incidental use of AI or machine-learning technologies—such as in engineering, data analysis, customer support, or administrative processes—may expose the Company to risks involving data privacy, cybersecurity, protection of proprietary information, intellectual property rights, and regulatory compliance. As AI capabilities rapidly evolve, our ability to evaluate, monitor, and govern their use may not keep pace. Employees, contractors, or third-party partners could unintentionally or improperly use AI tools, which may lead to unauthorized disclosure of sensitive information, inaccurate or biased outputs, or other unintended consequences. These risks could negatively impact operational performance, decision-making, and interactions with customers or suppliers. AI technologies are also subject to increasing regulatory scrutiny. New or evolving laws, standards, or reporting requirements applicable to AI could impose additional compliance obligations on AAON. If we do not implement appropriate controls and oversight mechanisms governing the use of AI, we could experience operational disruptions, reputational harm, litigation risk, or competitive disadvantage if other companies adopt AI more effectively to improve efficiency or reduce costs.

Complications with the design or implementation of our new enterprise resource planning system could adversely impact our business and operations.

We rely extensively on information systems and technology to manage our business and summarize operating results. We are in the process of implementing a new global enterprise resource planning ("ERP") system. This ERP system will replace our existing operating and financial systems. The ERP system is designed to accurately maintain the Company's financial records, enhance operational functionality and provide timely information to the

Company's management team related to the operation of the business. The ERP system implementation process has required, and will continue to require, the investment of significant personnel and financial resources. We may not be able to successfully implement the ERP system without experiencing delays, increased costs and other difficulties. If we are unable to successfully design and implement the new ERP system as planned, our financial positions, results of operations and cash flows could be negatively impacted. Additionally, if we do not effectively implement the ERP system as planned or the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed.

Risks Related to Governmental Regulation and Policies

Exposure to environmental liabilities could adversely affect our results of operations.

Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and rapidly changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

We are subject to potentially extreme governmental regulations and policies.

We always face the possibility of new or rapidly evolving changes to existing governmental regulations and policies, from the Federal or state levels, which could have a substantial or even extreme negative effect on our operations and profitability. This could affect equipment we currently manufacture and could have an impact on our product design, operations, and profitability. We anticipate more state regulatory activity in the future. Additional state regulatory rules can lead to a patchwork of different compliance regulations that may impact the results of each of our operating segments and our consolidated results.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals", originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies that use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict-free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to sufficiently verify the origins of all conflict minerals used in our products through the procedures we may implement.

Our operations could be negatively impacted by new legislation as well as changes in regulations and trade agreements, including tariffs and taxes. Unfavorable conditions resulting from such changes could have a material adverse effect on our business, financial condition and results of operations.

We are subject to adverse changes in tax laws.

Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations, or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments.

We are subject to international regulations that could adversely affect our business and results of operations.

Due to our use of Representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal

penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations.

Changes in legislation or government regulations or policies could adversely affect our results of operations.

Our sales, gross margins and profitability could be directly impacted by changes in legislation or government regulations or policies. Specifically, changes in environmental and energy efficiency standards and regulations related to global climate change are being implemented to curtail the use of hydrofluorocarbons which are used in refrigerants that are essential to many of our products. Our inability or delay in developing or marketing products that match customer demand while also meeting applicable efficiency and environmental standards may negatively impact our results.

We completely transitioned to a new refrigerant with lower global warming potential for our HVAC systems which was required by the US EPA for any equipment manufactured beginning January 1, 2025. We incurred costs associated with this transition related to the purchase of the new refrigerant as well as additional sensors and detectors on our HVAC systems. In addition, we incurred cost to our facilities, specifically costs to store and use the new refrigerant in production; however, those costs were not significant. Due to the increased flammability of the new refrigerant, the insurance industry may require higher premiums for companies in the future.

New York State released a final rule on December 23, 2024, that requires that we change our products to use refrigerants with a 20-year global warming potential less than 10 beginning January 1, 2034. This will require significant research and development as well as equipment could potentially cost significantly more to build. We expect California and Washington state to release similar rules as well as several other states. Unfortunately, we will likely see a patchwork of different timing and requirements from various states which could increase the options that we will need to offer which could also increase costs.

Additionally, regulations that reduce or eliminate the use of fossil fuels such as natural gas and propane may reduce or eliminate sales of gas-fired equipment for which AAON holds a strong market position. This will result in a shift to more air- and water-cooled heat pump-type units to provide space heating. This shift in product line could affect production productivity, material costs and aftermarket warranty costs.

Future legislation or regulations relating to environmental policies, product certification, product liability, taxes, amount and availability of tax incentives and other matters, may impact the results of each of our operating segments and our consolidated results.

Changes in U.S. or foreign trade policies, including additional tariffs or global trade conflicts, could increase the cost of our products, which could adversely impact the competitiveness of our products.

There is currently significant uncertainty about the future relationship between the U.S. and various other countries with respect to trade policies and tariffs. For example, the current U.S. administration has instituted substantial changes to U.S. foreign trade policy with respect to China and other countries, including a significant increase in tariffs on goods imported into the U.S. and the possibility of imposing further restrictions on international trade. The current administration has taken a different approach to U.S. foreign trade policy than their predecessors, so there remains uncertainty as to whether, and to what degree, trade between the U.S and other countries will be impacted by these policy shifts on an ongoing and/or long-term basis. Additional policy changes or continued uncertainty could depress economic activity and restrict our access to suppliers or customers. Furthermore, counter- or retaliatory tariffs imposed against the U.S. could impact our sales internationally. Tariffs implemented on our products (or on materials, parts or components we use to manufacture our products or to provide service for our products) have in the past increased the cost of our products manufactured in the U.S. and imported into the U.S. The imposition of additional tariffs on our products (or on materials, parts or components we use to manufacture our products or to provide service for our products) by the U.S. or other countries, the cost of our products manufactured in other countries subject to additional tariffs and imported into the U.S. would increase as a result of new tariffs that are implemented, and could increase further to the extent that retaliatory tariffs or similar additional trade restrictions are implemented. In the event we are unable to pass along the increased costs resulting from any tariffs to our customers, it could have a material adverse effect on our business, profitability, and our earnings.

Item 1B. Unresolved Staff Comments.

None.

ITEM 1C. Cybersecurity

Cybersecurity risk management and strategy

We maintain various information security processes designed to identify and manage material risks from cybersecurity threats to our computer networks, third-party hosted services, communications systems, hardware and software, and data, including personal data, intellectual property and confidential information that is proprietary, strategic or competitive in nature. Our cybersecurity function includes representatives from information technology, engineering, information security, legal, impacted business units or products and other departments as applicable and help identify, assess and manage the Company's cybersecurity threats and risks.

The management team is responsible for identifying, assessing and managing cybersecurity risks by monitoring and evaluating potential threats using various methods including, for example, manual and automated tools such as vulnerability scans, penetration tests and system configuration reviews; conducting risk assessments and internal and external audits; and conducting tabletop incident response exercises. We implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage risks from cybersecurity threats to our systems, including, for example: (1) having an information security incident response plan; (2) maintaining a disaster recovery plan, business continuity program, vulnerability management process and vendor risk management process; (3) conducting periodic risk assessments and employee training on cybersecurity; (4) maintaining security controls in alignment with industry standard security frameworks like National Institute of Standards and Technology ("NIST") and Center for Internet Security ("CIS"); (5) encrypting and segregating data, having network security controls, access controls, monitoring systems, managing assets and conducting penetration testing; and (6) maintaining cybersecurity insurance.

Our assessment and management of risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of the Company's enterprise risk management program in concert with the audit committee and board of directors; (2) our information security team works with our management team in an effort to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; (3) our information security and management team evaluates material risks from cybersecurity threats against our overall business objectives and reports to the audit committee for further communication as required, to evaluate our overall enterprise risk. We use third-party service providers to assist us in identifying potential risks from cybersecurity threats. For example, these service providers include professional services firms, managed cybersecurity service providers, penetration testing firms and forensic investigators. We have a vendor management process designed to manage cybersecurity risks associated with our use of these providers. This process includes risk assessments, security questionnaires, review of vendor security programs, review of available security assessments, reports, and audits.

For more information about cybersecurity risks, see the Risk factors discussion in Item 1A of this Form 10-K.

Governance of cybersecurity risk management

The Board of Directors has oversight responsibility for our strategic and operational risks. The audit committee assists the board of directors with this responsibility by reviewing and discussing our risk assessment and risk management practices, including cybersecurity risks, with members of management. The audit committee, in turn, periodically reports on its review with the board of directors.

The Chief Information Officer is responsible for day-to-day assessment and management of cybersecurity risks and any material risks from cybersecurity threats with oversight by the Chief Financial Officer. In March 2025, our new Chief Information Officer assumed responsibilities for IT leveraging over twenty-five years of experience aligning Information Technology organizations to businesses' strategic and operation needs in multiple industries, including construction, engineering, pipeline services, energy, manufacturing, healthcare, insurance, and financial services.

Management assesses our cybersecurity readiness through internal assessment tools as well as third-party control tests, vulnerability assessments, audits and evaluation against industry standards. We have governance and compliance structures that are designed to elevate issues relating to cybersecurity to Management, such as potential threats or vulnerabilities. We also employ various defensive and continuous monitoring techniques using recognized industry frameworks and cybersecurity standards.

Our information security incident response plan is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances. The incident response team works with the Company's management team to help mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's

information security incident response plan includes reporting to the board of directors for certain cybersecurity incidents.

Management meets with the audit committee periodically to review our information technology systems and discuss key cybersecurity risks. In addition, the Chief Financial Officer reviews with the audit committee at least annually our risk management program, which includes cybersecurity risks and is also reported to the board.

Item 2. Properties.

Our manufacturing areas are heavy industrial-type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication, metal stamping and tube forming. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses and tube bending equipment. Assembly lines consist of cart-type and roller-type conveyor lines with variable line speed adjustment. Subassembly areas and production line manning are based upon line rates set by production management.

We own or lease our properties and facilities, as further described below. We believe that all of our facilities are well maintained and are in good condition and suitable for the conduct of our business.

AAON Oklahoma

The following table summarizes our plant and office facilities that support our AAON Oklahoma segment:

	City & State	# of Buildings	Manufacturing / Warehouse	Office	Total
Owned facilities				*(in square feet)*	
West Plant & Offices	Tulsa, OK	1	940,000	70,000	1,010,000
NAIC	Tulsa, OK	1	125,000	9,000	134,000
Exploration Center	Tulsa, OK	1	—	28,000	28,000
Buckaloo Warehouse	Tulsa, OK	1	39,000	1,000	40,000
East Plant & Offices	Tulsa, OK	1	326,000	16,000	342,000
Flint Warehouse	Tulsa, OK	1	48,000	5,000	53,000
Administration Facilities	Tulsa, OK	3	—	47,000	47,000
Parts Retail Store	Tulsa, OK	1	7,500	6,000	13,500
Memphis Plant	Memphis, TN	1	702,000	85,000	787,000
	Total	11	2,187,500	267,000	2,454,500
Leased facilities					
Controls Facility	Parkville, MO	1	38,000	48,000	86,000
Parts Distribution	Tulsa, OK	1	347,000	9,000	356,000
	Total	2	385,000	57,000	442,000

Our West Plant and Office facilities, NAIC, Exploration Center, and Buckaloo Warehouse sit on an approximately 87.3-acre tract of land and are located at 2440 South Yukon Ave., Tulsa, OK 74107. Our East Plant and Office facilities sit on an approximate 32.7-acre tract of land and are located at 2425 South Yukon Ave., Tulsa, OK 74107.

Our Tulsa location is also home to our engineering research and development laboratory, the NAIC. The three-story, stand-alone facility is both an acoustical and a performance measuring laboratory. This facility currently consists of twelve test chambers, allowing AAON to meet and maintain industry certifications. This facility is located west of our West Plant and Office Facilities.

The Gary D. Fields Exploration Center is located adjacent to the NAIC. The three-story Gary D. Fields Exploration Center provides an immersive and educational experience of our products, solutions, and our people and also serves as an event hub for our stakeholders, including our customers, employees, representatives, and investors. The Gary D. Fields Exploration Center adds a dimension of customer engagement that showcases our products and our competitors' products and allows our customers to interact with our products and employees.

We also own two additional warehouses. Our Buckaloo Warehouse is west of our West Plant and Offices. Our Flint Warehouse is located approximately 3/4 of a mile east of our West and East Plant locations at 2020 South Union Ave., Tulsa, OK 74107 and sits on approximately 5.5 acres.

Our Administration Facilities are located approximately 3/4 of a mile east of our West and East Plant locations at 1624 - 1625 West 21st St., Tulsa, OK 74107. These facilities sit on approximately 3.6 acres. The facilities include additional office and meeting space utilized for company-wide administrative, human resource, and training functions. Our new Human Resources building, which opened in January 2025, enhances our engagement with current and future employees. We also have an 11,000 SF technical training facility named the "AAON Academy". This space has a combination of classrooms, offices, and a hands-on HVAC training lab.

In addition to a retail parts store location at our West Plant & Offices, we also own a stand-alone building at 9528 East 51st St., Tulsa, OK 74145 which is utilized as an additional retail parts store to provide our customers more accessibility to our products.

In December 2024, we purchased a facility in Memphis, Tennessee located at 5106 Tradeport Drive, Memphis, TN 38141. This facility, which sits on 35.7 acres, will primarily facilitate the growing demand for BASX products in the data center market as well as AAON products and will also add geographic diversification to AAON's current manufacturing footprint, mitigating certain operational risks and better serving our data center customers.

Our operations in Parkville, Missouri, are conducted in a leased plant/office at 8500 NW River Park Drive, Parkville, MO 64152. This location is home to our Controls design and manufacturing facilities.

We also lease a facility primarily used for parts distribution and additional warehouse space. This facility is located at 13445 E. 59th St., Tulsa, OK 74134.

AAON Coil Products

The following table summarizes our plant and office facilities that support our AAON Coil Products segment:

	City & State	# of Buildings	Manufacturing / Warehouse	Office	Total
Owned facilities				*(in square feet)*	
West Plant & Offices	Longview, TX	1	435,500	24,000	459,500
East Plant & Offices	Longview, TX	1	256,000	7,000	263,000
Parts Store	Longview, TX	1	5,000	—	5,000
Kodak Facility	Longview, TX	4	62,000	2,000	64,000
	Total	7	758,500	33,000	791,500

Both our East and West Plant and Office facilities are located at 203 Gum Springs Road, Longview, TX 75602. Our East Plant and Offices sit on approximately 12.9 acres and our West Plant and Offices sit on approximately 22.6 acres. In January 2025, we completed our new expansion of the West Plant which added 225,500 square feet of manufacturing/warehouse space and 12,000 of office space. The new expansion is included in the table amounts above.

Our retail parts store, which is leased to a Representative of the Company, is located north of our West Plant and Offices at 203 Ford Lane, Longview, TX 75602. Our Kodak Facility is primarily used for additional warehouse space and is located at 115 Kodak Blvd, Longview, TX 75603.

BASX

The following table summarizes our plant and office facilities that support our BASX segment:

	City & State	# of Buildings	Manufacturing / Warehouse	Office	Total
Owned Facilities				*(in square feet)*	
Redmond Plant & Offices	Redmond, OR	2	203,000	27,000	230,000
Leased Facilities					
Antler Warehouse	Redmond, OR	1	72,000	—	72,000
Sisters Warehouse	Sisters, OR	1	27,000	—	27,000
Marshall Warehouse	Redmond, OR	1	14,000	—	14,000
East Empire Warehouse	Bend, OR	1	34,000	—	34,000
Various leased facilities	Various	2	4,000	4,000	8,000
	Total	6	151,000	4,000	155,000

Our main operations in Redmond, Oregon, are conducted in a plant and office facility at 3500 SW 21st Pl, Redmond, OR 97756. This facility sits on an approximately 13.8-acre tract of land and is the location of our new 36,000 square foot weld-shop that opened in September 2024.

In addition, we lease facilities for additional warehouse storage located at 601 NE Antler Ave., Redmond, OR 97756 (“Antler”), 2895 S.W. 13th Street, Redmond, OR 97756 (“Marshall”) and 63085 NE 18th Street, Suite 105, Bend, OR 97701 (“East Empire”). Our leased facility at 690 W Three Peaks Drive, Sisters, OR, 97759 (“Sisters”) is used for additional clean room assembly.

We lease several other properties near our main Redmond, Oregon location. In the aggregate, these properties contain approximately 4,000 square feet of warehouse space, 4,000 square feet of office space, and approximately 1.0 acres of land for outdoor storage.

Item 3. Legal Proceedings.

See Note 20 of the Consolidated Financial Statements.

Item 4. Mine Safety Disclosure.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is quoted on the NASDAQ Global Select Market under the symbol "AAON." As of the close of business on February 26, 2026, there were 1,748 holders of record of our common stock.

Dividends

At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our cash dividends for the three years ended December 31, 2025 are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share	Annualized Dividend per Share
March 1, 2023	March 13, 2023	March 31, 2023	$0.08	$0.32
May 18, 2023	June 9, 2023	June 30, 2023	$0.08	$0.32
August 18, 2023	September 8, 2023	September 29, 2023	$0.08	$0.32
November 10, 2023	November 29, 2023	December 18, 2023	$0.08	$0.32
March 5, 2024	March 18, 2024	March 29, 2024	$0.08	$0.32
May 24, 2024	June 7, 2024	June 28, 2024	$0.08	$0.32
August 15, 2024	September 6, 2024	September 27, 2024	$0.08	$0.32
November 13, 2024	November 29, 2024	December 19, 2024	$0.08	$0.32
March 5, 2025	March 18, 2025	March 28, 2025	$0.10	$0.40
May 13, 2025	June 6, 2025	June 27, 2025	$0.10	$0.40
August 14, 2025	September 5, 2025	September 26, 2025	$0.10	$0.40
November 10, 2025	November 26, 2025	December 18, 2025	$0.10	$0.40

Share-Based Compensation Plans

The following is a summary of our share-based compensation plans as of December 31, 2025:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
The 2007 Long-Term Incentive Plan	620	$ 17.67	—
The 2016 Long-Term Incentive Plan	2,381,803	$ 40.20	—
The 2024 Long-Term Incentive Plan	454,690	$ 83.98	2,264,667

Stock Repurchases

The Company may repurchase AAON, Inc. stock on the open market from time to time. For the year ended December 31, 2025, we have repurchased a total of approximately 469.3 thousand shares (at current market prices) under the current $100 million open market stock buyback program, approved by the Board of Directors on February 27, 2025, for an aggregate price of $30.0 million, or an average price of $80.81 per share. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

The Company also repurchases shares of AAON, Inc. stock from employees for payment of statutory tax withholdings on stock transactions and/or stock repurchased to cover the strike price of stock options. For the year ended December 31, 2025, we repurchased approximately 98.1 thousand shares (at current market prices) for an aggregate price of $9.7 million, or an average price of $99.15 per share.

Repurchases during the fourth quarter of 2025 were as follows:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid Per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased under the Plans or Programs
October 2025	995	$ 99.50	995	—
November 2025	1,659	94.03	1,659	—
December 2025	2,304	75.95	2,304	—
Total	4,958	$ 86.73	4,958	—

Contingent Shares Issued in BASX Acquisition

In December 2021, we closed on the acquisition of BASX. Under the MIPA Agreement, we committed to $78.0 million in the aggregate of contingent consideration to the former owners of BASX, which is payable in approximately 1.6 million shares of the Company's common stock, par value $0.004 per share. The shares do not accrue dividends.

Under the MIPA Agreement, the issuance of shares to the former owners of BASX was contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ended 2021, 2022, and 2023. In March 2024, we issued the remaining 0.2 million shares related to the earn-out milestone for the year ended 2023. As a result of the shares issued in March 2024, the tax basis exceeded the book basis for consideration paid resulting in a deferred tax asset and an increase to additional paid-in capital of $6.4 million, respectively, on our consolidated balance sheet. The deferred tax asset is expected to be amortized over 15 years. We previously issued 0.6 million shares in March 2023, related to the earn-out milestone for the year ended 2022. All shares have been issued as private placements exempt from registration with the SEC under Rule 506(b) and are included in common stock on the consolidated statements of stockholders' equity.

Rule 10b5-1 Trading Arrangements

The following table describes contracts, instructions, or written plans for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Name and Title of Director or Officer	Date of Adoption of Arrangement	Duration of the Arrangement	Aggregate Number of Securities to be Purchased or Sold Pursuant to the Arrangement
Rebecca A. Thompson	December 13, 2024	Terminated December 31, 2025	91,500
Chief Financial Officer & Treasurer	December 16, 2025	March 16, 2027	41,565

Insider Trading Arrangements and Policies

We have adopted an Insider Trading Policy, applicable to our directors, officers, employees and certain other persons, as well as the Company itself, that governs transactions in securities issued by the Company and we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NASDAQ listing standards.

The foregoing summary of our Insider Trading Policy is not complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached hereto as Exhibit 19.

Comparative Stock Performance Graph

The following performance graph compares our cumulative total shareholder return for the Company's common stock for the five-year period ending on December 31, 2025, compared to an overall stock market index (the NASDAQ Composite Index) and the Company's peer group index (S&P 600 Capital Goods Industry Group Index). We believe the S&P 600 Capital Goods Industry Group Index best represents our relative peer group based on our current business and market capitalization. The graph assumes that $100 was invested at the close of trading December 31, 2020, with the reinvestment of dividends since that date. This table is not intended to forecast future performance of our Common Stock.

Comparison of Five Year Cumulative Total Return
Assumes Initial Investment of $100
December 31, 2020



400
350
300
250
200
150
100
2020
2021
2022
2023
2024
2025
AAON Inc.
NASDAQ
S&P 600 Capital Goods

Company / Index	2020	2021	2022	2023	2024	2025
AAON, Inc.	$ 100	$ 120	$ 114	$ 169	$ 270	$ 176
NASDAQ Composite Index	$ 100	$ 122	$ 82	$ 119	$ 154	$ 187
S&P 600 Capital Goods Industry Group Index	$ 100	$ 125	$ 120	$ 166	$ 195	$ 243

This stock performance graph is not deemed to be "soliciting material" or otherwise be considered to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, and liquidity of the Company for the year ended December 31, 2025. This discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and related notes contained in Item 8, *Financial Statements and Supplementary Data*. A detailed discussion of the year-to-year changes for the years ended December 31, 2024, and 2023 is not included herein and can be found in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* section of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Description of the Company

AAON is a leader in HVAC solutions for commercial and industrial indoor environments. The Company's industry-leading approach to designing and manufacturing highly configurable equipment to meet exact needs creates a premier ownership experience with greater efficiency, performance, and long-term value. AAON is headquartered in Tulsa, Oklahoma, where its world-class innovation center and testing capabilities enable continuous advancement toward a cleaner and more sustainable future.

We engineer, manufacture, and sell premium heating, ventilation, and air conditioning equipment consisting of semi-custom and custom rooftop units, data center cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls. These products are marketed and sold to a variety of vertical markets including retail, manufacturing, educational, lodging, supermarket, data centers, medical and pharmaceutical, industrial, and other commercial markets. We sell our products to all 50 states in the United States and certain provinces in Canada.

Our AAON brand can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. After the commercial and industrial new construction markets came to a standstill in 2020–2021, our core nonresidential end-markets entered a period of robust growth, increasing by approximately 50.0% between 2022 and 2024. By late 2024, however, these markets began to contract, and the softening continued through 2025, though at a moderate rate. While leading indicators signal a stabilization in activity, we have not observed clear indications of a significant reacceleration. Furthermore, signals from general economic indicators are mixed regarding the health of the general economy. If the domestic economy were to slow or enter a recession, this could further impact our new construction markets and also weigh on the replacement market, potentially resulting in reduced sales volumes and profitability. Sales in the commercial and industrial new construction markets generally lag behind the housing market, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, the state of the economy and other macroeconomic factors over which we have no control. Sales in the replacement markets are driven by various factors, including general economic growth, the Company's new product introductions, fluctuations in the average age of existing equipment in the market, government regulations and stimulus, change in market demand between more customized, higher performing HVAC equipment and lower priced standard equipment, as well as many other factors. When new construction is down, we emphasize the replacement market.

Our BASX brand is heavily dependent on the data center market. The growing maturity and adoption of Artificial Intelligence and high-performance compute is driving profound innovation across the data center market, resulting in increased demand for our products and solutions. Between 2022 and 2025, total put-in-place construction spending for data centers expanded by approximately 240.0%, and present indicators suggest continued strength with no meaningful signs of slowing in the foreseeable future. In response, we have made substantial capital investments to expand our capacity and ensure we are fully equipped to support this accelerating growth trajectory.

We sell our products to property owners and contractors mainly through a network of independent manufacturers' Representatives. This go-to-market strategy is unique compared to most of our larger competitors in that most control their sales channel. We value the independent sales channel as we think it is a more effective way of increasing market share. Although we concede full control of the sales process with this strategy, the entrepreneurial aspect of the independent sales channel attracts the most talent and provides greater financial incentives for its salespeople. Further, the independent sales channel sells different types of equipment from various manufacturers, allowing it to operate with more of a solutions-based mindset, as opposed to an internal sales department of a manufacturing company that is incentivized to only sell its equipment regardless if it is the best solution for the end customer. We also have a small internal sales force that supports the relationships between the Company and our sales channel partners. BASX sells highly customized products for unique applications for a more concentrated customer base and an internal sales force is more effective for such products.

The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum, and are obtained from domestic suppliers. We also purchase from domestic manufacturers certain components, including coils, compressors, motors, and electrical controls.

The price levels of our raw materials fluctuate due to various economic factors within the U.S. and global economy. At December 31, 2025, the price for copper increased by approximately 11.1%, while stainless steel and galvanized steel decreased approximately 13.0% and 3.4%, respectively. The price for aluminum remained relatively flat, as compared to the price at December 31, 2024.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations.

We occasionally increase the price of our products to help offset any inflationary headwinds. In recent years, price increases have been more frequent due to the amount of inflation the business has endured. We implemented a recurring 1.0% monthly price increase on October 1, 2023, and carried that through February 1, 2024, for AAON-branded products. On January 1, 2025, we implemented a one-time 3.0% price increase for AAON-branded products. On April 1, 2025, we implemented a 6.0% surcharge on all AAON-branded products as a result of the uncertainty of international tariffs. BASX-branded products are priced by job and in most cases, provide the ability to increase the price if the order is outside normal lead times.

Macroeconomic Conditions

Beginning in January 2025, the current United States ("U.S.") Administration began enacting a series of tariffs affecting nearly all goods imported into the U.S. In retaliation, numerous foreign countries imposed reciprocal tariffs and restricted certain exports to the U.S. The continuous changes and uncertainty in tariff policy could impact our cost of materials, parts, or components imported into the U.S. and could impact the availability of supply from our vendors. We source raw materials domestically, but historically have seen those suppliers increase prices when tariffs are increased. Additionally, while we source most components domestically, our vendors may be impacted by tariffs if they use foreign parts and materials and often pass any additional costs as a result of tariffs through to us. We expect to continue to pass along some of these costs to our customers, but the increased price of our products could adversely affect the demand, which could have an adverse effect on our business and our earnings. The third quarter of 2025 is the first period for us to see any significant financial impact from tariffs. On April 1, 2025 we instituted a 6.0% tariff surcharge on AAON-branded orders which we began to see realization of in the third quarter of 2025. Early in 2025, the amount of surcharge realized had not covered the additional costs from the tariffs, but had changed by the end of the year as we fully realized our surcharge.

We make strategic purchases of materials when we see opportunities or potential disruptions in our supply chain. We have experienced supply chain challenges related to specific manufacturing parts, which could be exacerbated by the trade conflict. We manage our supply chain challenges through strong vendor relationships as well as expanding our list of available vendors.

Additionally, we continue to experience challenges in a tight labor market, especially the hiring of production labor. We continue to implement human resource initiatives to retain and attract labor to further increase production capacity. We have implemented the following wage increases to remain competitive and to attract and retain employees:

- In March 2024, we awarded annual merit raises for an overall 3.3% increase to wages.

- In March 2025, we awarded annual merit raises for an overall 4.0% increase to wages.

Despite efforts to mitigate the potential business impacts of trade conflict, supply chain challenges, and a tight labor market, future increases in the cost of materials, parts, components, or labor, in addition to supply chain disruptions, while temporary, could negatively impact our consolidated financial position, results of operations, and cash flows.

Backlog

Segment	Brands Produced	Brand Products
AAON Oklahoma	AAON	Rooftop units and aftermarket parts
AAON Coil Products	AAON / BASX	Condensing units, air handling products, data center cooling solutions, and geothermal/water-source heat pumps
BASX	BASX	Data center cooling solutions, cleanroom products, and air handling products

The following table shows our historical backlog levels:

	December 31, 2025	December 31, 2024
	(in thousands)	
AAON-branded Products	$ 526,350	$ 327,343
BASX-branded Products	1,302,145	539,747
Total Backlog	$ 1,828,495	$ 867,090

At December 31, 2025, our consolidated backlog is $1,828.5 million, an increase of 110.9%, or $961.4 million, as compared to December 31, 2024. Backlog was up from a year ago for both AAON-branded products and BASX-branded products with BASX-branded products increasing 141.3%, or $762.4 million, when compared to December 31, 2024. Most of these orders were associated with the BASX-branded data center liquid cooling solutions.

Consolidated Results of Operations

	Years Ended December 31,	
	2025	2024
	(in thousands, except per share data)	
Net sales	$ 1,442,076	$ 1,200,635
Cost of sales	1,056,352	803,526
Gross profit	385,724	397,109
Selling, general and administrative expenses	239,480	188,014
Gain on disposal of assets	(4)	(23)
Income from operations	146,248	209,118
Interest expense	(17,726)	(2,905)
Other income, net	230	378
Income before taxes	128,752	206,591
Income tax provision	21,159	38,032
Net income	$ 107,593	$ 168,559

The following are highlights of our results of operations, cash flows, and financial condition:

- Net sales for 2025 grew 20.1% to $1,442.1 million driven by the strong demand and growth of our BASX-branded products. BASX-branded products increased 143.5%, or $322.8 million when compared to 2024.
- Net sales of AAON-branded products decreased 8.3%, or $81.4 million when compared to 2024. The AAON brand experienced a softer market in 2025 due to macroeconomic factors like higher interest rates

and slowing construction starts. Supply chain issues were also a constraint in 2025 due to the refrigerant change that went into effect January 1, 2025 and more recently due to coils.

- The Company went live with its new Enterprise Resource Planning ("ERP") system on April 1, 2025 at its Longview, Texas facility. The adoption of this new system caused some disruptions due to changes in processes for the AAON Coil Products segment. To a lesser extent, the impact to the coil production at AAON Coil Products also impacted AAON Oklahoma's ability to ramp up production, which contributed to lower net sales and gross profit margins for that segment. The Company also went live with its ERP at its Memphis, Tennessee facility on November 1, 2025 with minimal disruption.
- We have a strong balance sheet with a leverage ratio of 1.77 and available borrowings under our Revolver of $201.0 million.
- We continue to invest in the future growth of the Company as evidenced by our $204.9 million in capital expenditures, including the acquisition of intangible assets in 2025.
- We completed the repurchase of $39.7 million of shares for the year ended December 31, 2025.

We report our financial results based on three reportable segments: AAON Oklahoma, AAON Coil Products, and BASX, which are further described in "Segments" (Note 23) within our notes to the consolidated financial statements. The Company's chief operating decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales and gross profit. The CODM does not evaluate operating segments using asset or liability information.

Segment Operating Results for the Years Ended December 31, 2025 and 2024

	Years Ended					
	December 31, 2025	Percent of Sales[1]	December 31, 2024	Percent of Sales[1]	$ Change	% Change
	(in thousands)					
Net Sales[2]						
AAON Oklahoma	$ 801,209	55.6 %	$ 858,711	71.5 %	$ (57,502)	(6.7)%
AAON Coil Products	325,353	22.6 %	143,871	12.0 %	181,482	126.1 %
BASX	315,514	21.9 %	198,053	16.5 %	117,461	59.3 %
Net sales	$ 1,442,076		$ 1,200,635		$ 241,441	20.1 %
Cost of Sales[2]						
AAON Oklahoma	$ 569,121	71.0 %	538,124	62.7 %	$ 30,997	5.8 %
AAON Coil Products	255,681	78.6 %	116,287	80.8 %	139,394	119.9 %
BASX	231,550	73.4 %	149,115	75.3 %	82,435	55.3 %
Cost of sales	$ 1,056,352	73.3 %	$ 803,526	66.9 %	$ 252,826	31.5 %
Gross Profit[2]						
AAON Oklahoma	$ 232,088	29.0 %	$ 320,587	37.3 %	$ (88,499)	(27.6)%
AAON Coil Products	69,672	21.4 %	27,584	19.2 %	42,088	152.6 %
BASX	83,964	26.6 %	48,938	24.7 %	35,026	71.6 %
Gross profit	$ 385,724	26.7 %	$ 397,109	33.1 %	$ (11,385)	(2.9)%

[1] Cost of sales and gross profit for each segment are calculated as a percentage of the respective segment's net sales. Total cost of sales and total gross profit are calculated as a percentage of total net sales.
[2] Presented after intercompany eliminations.

Total net sales increased $241.4 million, or 20.1%. AAON Oklahoma had net sales of $801.2 million, a decrease of 6.7% compared to the same period in the prior year. This decrease was driven by supply chain issues from the refrigerant transition at the beginning of the year and coil supply shortages in the second quarter due to our ERP implementation at our Longview, Texas facility which slowed production of coils made for our Tulsa plant. Sales were up 126.1% for AAON Coil Products primarily driven by growth in BASX-branded products of $202.3 million for liquid cooling data centers. AAON-branded products at AAON Coil Products declined $20.9 million due to disruptions caused by our ERP implementation. BASX net sales were up 59.3% to $315.5 million due to the continued demand for data center solutions and increasing production out of our Memphis facility.

Gross profit decreased $11.4 million or 2.9% and from 33.1% of sales to 26.7% of sales. AAON Oklahoma's decrease in gross profit is primarily driven by the lower volumes discussed above from the first half of the year that resulted in sub optimal overhead absorption. Additionally, our new plant in Memphis is part of AAON Oklahoma, building intercompany sales for the BASX segment at cost. As such, the sales and gross profit from orders completed in Memphis are reflected in the BASX segment, but the additional overhead cost of running the plant is reflected in the AAON Oklahoma segment. Memphis contributed $16.1 million in cost to the AAON Oklahoma segment. AAON Coil Products gross profit margin increased slightly from 19.2% in 2024 to 21.4% in 2025. AAON Coil Products had disruptions caused by our ERP system implementation at the beginning of the second quarter. Progress was made during the remainder of the year and the higher volume data center work help to offset the negative impacts of these disruptions. The increase in BASX gross profit is due to better overhead absorption from the increased sales volumes coming from our Memphis facility.

Raw Material Costs

Twelve-month average raw material cost per pound as of December 31:

	2025	2024	% Change
Copper	$ 6.13	$ 5.52	11.1 %
Galvanized steel	$ 0.57	$ 0.59	(3.4)%
Stainless steel	$ 2.00	$ 2.30	(13.0)%
Aluminum	$ 2.49	$ 2.50	(0.4)%

Selling, General and Administrative Expenses

	Years Ended December 31,		Percent of Sales	
	2025	2024	2025	2024
	(in thousands)			
Warranty	$ 23,829	$ 16,727	1.7 %	1.4 %
Profit sharing	12,851	19,948	0.9 %	1.7 %
Salaries & benefits	73,686	58,154	5.1 %	4.8 %
Stock compensation	12,299	10,390	0.9 %	0.9 %
Advertising	3,844	3,281	0.3 %	0.3 %
Depreciation & amortization	27,714	20,542	1.9 %	1.7 %
Insurance	8,533	8,303	0.6 %	0.7 %
Professional fees	7,615	8,809	0.5 %	0.7 %
Memphis incentive fee	6,105	—	0.4 %	— %
Donations	1,495	1,682	0.1 %	0.1 %
Other	61,509	40,178	4.3 %	3.3 %
Total SG&A	$ 239,480	$ 188,014	16.6 %	15.7 %

Selling, general and administrative expenses increased $51.5 million for the year ended December 31, 2025, from the prior year period. Profit sharing is down as a result of our lower earnings in the period. Salaries and benefits have increased as we add additional headcount to help build out our organizational capacity for future growth. Depreciation and amortization increased $7.2 million during the period due to increased investments from our ERP implementation. We incurred approximately $6.1 million in incentive fees due to our real estate broker associated with the acquisition of our Memphis, Tennessee plant for a percentage of the incentives awarded to us by various entities. Other includes an increase in expense of $17.4 million for technology related consulting fees along with increased expenses related to travel and other consulting expenses.

Income Taxes

	Years Ended December 31,		Effective Tax Rate	
	2025	2024	2025	2024
	(in thousands)			
Income tax provision	$ 21,159	$ 38,032	16.4 %	18.4 %

The Company's estimated annual 2025 effective tax rate, excluding discrete events, is expected to be approximately 22.5%. Discrete events such as excess tax benefits related to stock compensation and various tax credits consistently provide a benefit, keeping our actual effective rate lower than the stated 22.5%.

Liquidity and Capital Resources

Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the use of the revolving bank line of credit based on our current liquidity at the time.

Working Capital - Our unrestricted cash and cash equivalents remained stable from December 31, 2024, to December 31, 2025. Our restricted cash decreased $5.3 million due to funding requirements related to our Longview, Texas expansion.

Outstanding Debt - On December 16, 2024, we entered into the Third Amendment and Restated Loan Agreement dated November 24, 2021, to include an $80.0 million term loan payable in equal monthly installments, plus interest, over 60 months, expiring December 16, 2029 ("Term Loan"). The agreement provided for a $200.0 million revolving credit facility and an option to increase the maximum borrowings to $300.0 million. In April 2025, we increased our available Revolver to $230.0 million, an increase of $30.0 million, to fund our additional working capital needs.

On May 29, 2025, we entered into the Fifth Amendment to the Amended and Restated Loan Agreement dated November 24, 2021 (as amended, "Amended Loan Agreement") whereby the remaining balance of the Term Loan, approximately $72.0 million, was rolled into the amended Revolving Loan ("Amended Revolver"), the capacity of which was increased from $230.0 million to $500.0 million. The Amended Revolver is prepayable without penalty.

On December 29, 2025, we entered into the Sixth Amendment to the Amended and Restated Loan Agreement. The terms of the Amendment increased the amount of the borrowing capacity on the Revolver from $500.0 million to $600.0 million by exercising the $100.0 million accordion feature. The Amended Revolver is prepayable without penalty. The Revolver expires on May 27, 2030.

As of December 31, 2025, and December 31, 2024, we had an outstanding balance under the Revolver of $398.3 million and $76.5 million, respectively. We had one standby letter of credit totaling $0.7 million and $0.3 million as of December 31, 2025, and December 31, 2024, respectively. Borrowings available under the Revolver at December 31, 2025, were $201.0 million.

The Term Loan had no outstanding balance as of December 31, 2025 and a balance of $78.4 million as of December 31, 2024 respectively.

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. The Term Loan bears interest at the SOFR plus a credit spread adjustment of 0.10% per annum plus the Applicable Margin.

Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio.

Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income for the years ended December 31, 2025, 2024, 2023.

Weighted average interest rate of our borrowings outstanding are as follows:

	Years Ended December 31,		
	2025	2024	2023
Revolver	5.7%	6.3%	6.3%
Term loan	*[1]	0.1%	*[1]

[1] Funds were borrowed on December 16, 2024. No borrowings outstanding during the year ended December 31, 2025.

If SOFR cannot be determined pursuant to the definition, as defined by the Amended Loan Agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%. As of December 16, 2024, as defined by the Amended Loan Agreement, if the SOFR cannot be determined any outstanding balance will bear interest at the Prime Rate in effect on such day.

At December 31, 2025, we were in compliance with our financial covenants, as defined by the Revolver. These covenants require that we meet certain parameters related to our leverage ratio. At December 31, 2025, our leverage ratio was 1.77 to 1.0, which meets the requirement of not being above 3 to 1.

2019 New Markets Tax Credit - On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2019 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2019 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2019 Project"). In connection with the 2019 NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low-interest financing and the potential for future debt forgiveness related to the 2019 Project.

Upon closing of the 2019 NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the 2019 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the 2019 Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of the NMTCs. The Company's seven-year compliance period ends in 2026, at which time the Company expects the put/call feature of the transaction to be exercised, forgiving a portion of the debt.

2023 New Markets Tax Credit **-** On April 25, 2023, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2023 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2023 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "2023 Project"). In connection with the 2023 NMTC transaction, the Company received a $23.0 million NMTC allocation for the 2023 Project and secured low-interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2023 NMTC transaction, the Company provided an aggregate of approximately $16.7 million to the 2023 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $16.7 million in proceeds plus capital contributed from the 2023 Investor was used to make an aggregate $23.8 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of the NMTCs. The net proceeds from the closing of the 2023 NMTC are included in restricted cash on our consolidated balance sheets required to be used for the 2023 Project.

2024 New Markets Tax Credit **-** On February 27, 2024, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "2024 Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("2024 NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in real estate to facilitate the current expansion of our Longview, Texas manufacturing operations (the "2024 Project"). In connection with the 2024 NMTC transaction, the Company received a $15.5 million NMTC allocation for the 2024 Project and secured low-interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing the 2024 NMTC transaction, the Company provided an aggregate of approximately $11.0 million to the 2024 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $11.0 million in proceeds plus capital contributed from the 2024 Investor was used to make an aggregate $16.0 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of NMTCs. The net proceeds from the closing of the 2024 NMTC are included in restricted cash on our consolidated balance sheets required to be used for the 2024 Project.

Stock Repurchase - The Board has authorized stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
November 3, 2022	$50 million[1]	February 27, 2024
February 27, 2024	$50 million[1]	June 4, 2024
June 4, 2024	$50 million[2]	June 14, 2024
February 25, 2025	$100 million	**[3]

[1] Repurchases made in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

[2] Repurchases made in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

[3] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board. As of December 31, 2025, approximately $30 million of shares have been repurchased, and approximately $70.0 million remains under the current board authorization.

The Company also repurchases shares of AAON, Inc. stock related to our LTIP plans (Note 15) at current market prices.

Our repurchase activity is as follows:

	2025			2024			2023		
	(in thousands, except share and per share data)								
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	371,139	$29,992	$ 80.81	1,353,564	$100,034	$ 73.90	402,873	$25,009	$ 62.08
LTIP Shares	98,134	9,730	99.15	92,444	8,037	86.94	21,904	1,302	59.44
Total	469,273	$39,722	$ 84.65	1,446,008	$108,071	$ 74.74	424,777	$26,311	$ 61.94

Dividends - At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our recent dividends are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share	Annualized Dividend per Share
March 1, 2023	March 13, 2023	March 31, 2023	$0.08	$0.32
May 18, 2023	June 9, 2023	June 30, 2023	$0.08	$0.32
August 18, 2023	September 8, 2023	September 29, 2023	$0.08	$0.32
November 10, 2023	November 29, 2023	December 18, 2023	$0.08	$0.32
March 5, 2024	March 18, 2024	March 29, 2024	$0.08	$0.32
May 24, 2024	June 7, 2024	June 28, 2024	$0.08	$0.32
August 15, 2024	September 6, 2024	September 27, 2024	$0.08	$0.32
November 13, 2024	November 29, 2024	December 19, 2024	$0.08	$0.32
March 5, 2025	March 18, 2025	March 28, 2025	$0.10	$0.40
May 13, 2025	June 6, 2025	June 27, 2025	$0.10	$0.40
August 14, 2025	September 5, 2025	September 26, 2025	$0.10	$0.40
November 10, 2025	November 26, 2025	December 18, 2025	$0.10	$0.40

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing), and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2026 and the foreseeable future.

Off-Balance Sheet Arrangements - We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources.

Statement of Cash Flows

The following table reflects the major categories of cash flows for the year ended December 31, 2025 and 2024. For additional details, see the consolidated financial statements.

	Years Ended December 31,	
	2025	2024
	(in thousands)	
Operating Activities		
Net income	$ 107,593	$ 168,559
Income statement adjustments, net	129,301	73,343
Changes in assets and liabilities:		
Accounts receivable	(167,023)	(10,041)
Income taxes	(23,330)	(5,285)
Inventories	(73,883)	27,080
Contract assets	(111,816)	(90,626)
Prepaid expenses and other long-term assets	(11,673)	(3,707)
Accounts payable	52,904	16,959
Contract liabilities	65,757	1,156
Extended warranties	831	1,835
Accrued liabilities & other long-term liabilities	31,873	13,259
Net cash provided by operating activities	534	192,532
Investing Activities		
Capital expenditures	(190,563)	(195,660)
Acquisition of intangible assets	(14,329)	(17,491)
Proceeds from government incentive grant	12,000	—
Other	475	76
Net cash used in investing activities	(192,417)	(213,075)
Financing Activities		
Proceeds from financing obligations, net of issuance costs	—	4,186
Payment related to financing costs	(1,395)	(664)
Borrowings of debt	915,391	717,897
Payments of debt	(672,204)	(601,091)
Stock options exercised	17,144	31,861
Repurchase of stock	(29,995)	(100,034)
Employee taxes paid by withholding shares	(9,730)	(8,037)
Cash dividends paid to stockholders	(32,603)	(26,084)
Net cash provided by financing activities	$ 186,608	$ 18,034

Cash Flows from Operating Activities

The Company currently manages cash needs through working capital as well as drawing on its line of credit. Collections and payments cycles are on a normal pattern and fluctuate due to timing of receipts and payments. Historically, the Company increases the purchase of inventory to take advantage of favorable pricing opportunities and also to mitigate the impact of future supply chain disruptions on our operations. Additionally, we continue to make significant purchases of inventory related to data center orders. These purchases are allocated to customer jobs and show as increases to our contract assets.

Current payment terms for some BASX-branded jobs primarily require the Company to fund the upfront working capital resulting in cash outflows related to our contract assets. Similarly, some BASX-branded jobs require down payments, resulting in cash inflows related to our contract liabilities. 2025 saw significant increases in accounts receivable in the back half of the year with customers that have longer terms than the typical 30 day AAON-branded terms. The Company experienced carrying working capital for extended periods of time during this period of growth and expansion at our Longview and Memphis plants.

Cash Flows from Investing Activities

Capital expenditures during the year ended December 31, 2025, relate to additional infrastructure and machinery for both replacement and production growth, finalizing our new production space in our Redmond, Oregon and Longview, Texas locations, additional equipment and production capacity in Parkville, Missouri, and new equipment for our Memphis, Tennessee facility. We have also made investments to purchase or develop software for internal use in anticipation of future Company growth.

Our capital expenditure program for 2026 is estimated to be approximately $190.0 million. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges.

Cash Flows from Financing Activities

The change in cash from financing activities in 2025 is primarily related to borrowings under our revolving credit facility to manage our working capital needs, especially strategic purchases of inventory to avoid supply chain delays and the funding of certain capital expenditures, offset by repayments we were able to make due to our operating results and financial condition.

During the year ended December 31, 2025, we repurchased $30.0 million under our open market share repurchase programs. Furthermore, cash flows from financing activities is historically affected by the timing of stock options exercised by our employees.

Commitments and Contractual Agreements

We are occasionally party to short-term and long-term, cancellable and occasionally non-cancellable, contracts with suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw material and component parts for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. We had no material contractual purchase obligations as of December 31, 2025, except as described below.

In 2023, the Company executed a five-year purchase commitment for refrigerants. In 2025 and 2024, the Company made payments of $5.6 million and $11.7 million on this contract, respectively. Estimated minimum future payments are $10.5 million, and $11.2 million for 2026 and 2027, respectively.

In 2025, the Company executed three one-year purchase commitments for raw materials. Estimated minimum future payments are $27.4 million for 2025. We had no other material contractual purchase obligations as of December 31, 2025.

Contingencies

We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. See Note 20 of the Consolidated Financial Statements for additional information with respect to specific legal proceedings.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and the Company's discussion and analysis of its financial condition and operating results require management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions, and judgments on historical experience, current trends, and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. We discuss these estimates with the Audit Committee of the Board of Directors periodically.

Revenue - Due to the highly customized nature of many of the Company's products and each product not having an alternative use to the Company without incurring significant costs to the Company and the agreements containing an enforceable right to payment including a reasonable profit margin, the Company recognizes revenue over time as progress is made toward satisfying the performance obligations of each contract. The measurement and recognition of revenue requires us to make judgments and estimates, including the determination of whether we should recognize revenue as we perform or upon the completion of our performance obligation, as these determinations impact the timing and amount of our reported revenue. Costs used in estimating revenue can include direct materials, direct labor, installation, freight and delivery, commissions and royalties depending on the individual performance obligation. Other costs not related to the performance obligation, such as indirect labor and materials, small tools and supplies, operating expenses, field rework and back charges are charged to expense as incurred.

***Inventor*y** - Raw material or component inventory typically transfers from one stage of manufacturing to another where it accumulates additional costs directly incurred with the production of finished goods, including estimated standard labor and overhead costs. Labor and overhead costs associated with the manufacturing of our products are capitalized into inventory on an estimated standard basis. These include certain direct and indirect costs such as compensation, manufacturing, and facility costs associated with manufacturing support functions. We continually monitor our labor and overhead standard costs to ensure that standard costs reasonably reflect our actual costs and make manual adjusts the value of inventory accordingly. Our manual adjustments from standard to actual labor and overhead costs contain uncertainties that require management to make assumptions and apply judgment regarding a number of factors, including inventory turns, supply usage, manufacturing efficiencies, and historical production costs.

Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales and replacement parts, and for estimated shrinkage. Assumptions used to estimate inventory reserves include future manufacturing requirements and industry trends. Evolving technology and changes in product mix or customer demand can significantly affect the outcome of this analysis.

Warranty Accrual – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. Our product warranty policy is the earlier of one year from the date of first use or 18 months from the date of shipment for parts only; 18 months for data center cooling solutions and cleanroom systems; an additional four years for compressors; 15 years on aluminized steel gas-fired heat exchangers; 25 years on stainless steel heat exchangers; and ten years on gas-fired heat exchangers in our historical RL products. Our warranty policy for the RQ series covers parts for two years from the date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue.

Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required.

Share-Based Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options, restricted stock awards, performance stock units ("PSUs"), and key employee awards ("Key Employee Awards") based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis over the service period of stock options, restricted stock awards, and PSUs. Compensation expense is recognized for the Key Employee Awards on a straight-line basis over the service period when the performance condition is determined to be probable. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as: the expected volatility, the expected term of the grant, forward-looking market conditions, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends.

Goodwill and Indefinite-Lived Intangible Assets – Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Indefinite-lived intangible assets consist of trademarks and trade names.

Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant.

To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the reporting unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets.

We performed a qualitative assessment as of December 31, 2025, to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included macro-industry trends, market participant considerations, historical profitability, including free cash flows, and forecasted multi-year operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

Recent Accounting Pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification.

We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto.

Newly Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. We adopted this standard in the fourth quarter of 2025. Upon adoption, this ASU did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The new guidance requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The new guidance provides a practical expedient that allows entities, when estimating expected credit losses on current accounts receivable and current contract assets, to assume that economic conditions as of the balance sheet date will not change over the remaining life of those assets. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods, with early adoption permitted, and are required to be applied prospectively. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The new guidance modernizes and simplifies the accounting for internal-use software, including eliminating the existing three-stage (preliminary project, application development, and post-implementation/operation) model, and introduces revised criteria for capitalization that better reflect current agile and iterative software development practices, including considerations for software with significant development uncertainty. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods, with various transition alternatives and early adoption permitted. We are currently evaluating the impact of this ASU on the Company’s financial statements and related disclosures and do not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The new guidance provides authoritative recognition, measurement, presentation, and disclosure requirements for government grants to business entities in the form of monetary assets or tangible nonmonetary assets, largely leveraging the recognition and measurement framework in IAS 20, and reduces diversity in practice that had arisen from analogies to other GAAP. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual periods; for all other entities, the guidance is effective for annual periods beginning after December 15, 2029, including interim periods within those annual periods, with early adoption permitted. We are currently evaluating the impact of this ASU on the Company’s financial statements and related disclosures and do not expect it to have a material impact.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Commodity Price Risk

We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure.

Interest Rate Risk

We are exposed to changes in interest rates related to our outstanding debt. As of December 31, 2025, we had an outstanding balance of $398.3 million. For each one percentage point increase in the interest rate applicable to our outstanding debt, our annual income before taxes would decrease by approximately $4.0 million.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

AAON, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 2, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition from BASX-Branded Products

As described further in Notes 2 and 3 to the consolidated financial statements, the Company recognized net sales of $547.8 million for the year ended December 31, 2025 for BASX-branded products. Revenue to design and manufacture highly customized units is recognized on an over time basis, as progress is made toward satisfying the performance obligations of each contract. Changes in job performance, job conditions, and estimated profitability may result in revisions to cost and income, and are estimated and recognized by the Company throughout the life of contracts. We identified revenue recognized over time related to BASX-branded products as a critical audit matter.

The principal consideration for our determination that revenue recognized over time related to the Company's contracts for BASX-branded products is a critical audit matter is the high degree of auditor effort in performing procedures and evaluating audit evidence related to over time contracts.

Our audit procedures related to revenue recognized over time related to the Company's contracts for BASX-branded products included the following, among others.

- We tested the effectiveness of controls over revenue recognition, including management's determination of the estimated cost to complete and recorded progress toward fulfillment of the performance obligation.
- We tested the appropriateness of over time revenue recognition for a sample of contracts.
- We tested the appropriateness of revenue recognition for over time contracts, including agreeing cost inputs to source documents, such as purchase orders, third-party invoices, and shipping documents, and evaluating the estimated costs to complete.
- We evaluated estimates made by the Company by analyzing the gross margin on completed contracts compared to historical estimates for those contracts to test the Company's estimation process.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2004.

Tulsa, Oklahoma

March 2, 2026

AAON, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,	
	2025	2024
Assets	*(in thousands, except share and per share data)*	
Current assets:		
Cash and cash equivalents	$ 13	$ 14
Restricted cash	1,226	6,500
Accounts receivable, net	314,387	147,434
Income tax receivable	27,445	4,115
Inventories, net	261,151	187,420
Contract assets, net	247,037	135,421
Prepaid expenses and other	17,921	7,308
Total current assets	869,180	488,212
Property, plant and equipment, net	631,262	510,356
Intangible assets, net and goodwill	165,799	160,152
Right of use assets	17,988	15,436
Other long-term assets	2,281	242
Deferred tax assets	—	836
Total assets	$ 1,686,510	$ 1,175,234
Liabilities and Stockholders' Equity		
Current liabilities:		
Debt, short-term	$ —	$ 16,000
Short-term obligations of NMTC	7,535	—
Accounts payable	110,437	44,645
Accrued liabilities	132,213	99,347
Contract liabilities	80,670	14,913
Total current liabilities	330,855	174,905
Debt, long-term	398,320	138,891
Deferred tax liabilities	30,313	—
Other long term liabilities	23,299	20,743
New market tax credit obligations[1]	8,738	16,113
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $.004 par value, 200,000,000 shares authorized, 81,691,075 and 81,436,594 issued and outstanding at December 31, 2025 and 2024, respectively	327	326
Additional paid-in capital	64,358	68,946
Retained earnings	830,300	755,310
Total stockholders' equity	894,985	824,582
Total liabilities and stockholders' equity	$ 1,686,510	$ 1,175,234

[1] Held by variable interest entities (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Consolidated Statements of Income

	Years Ended December 31,		
	2025	**2024**	**2023**
	(in thousands, except per share data)		
Net sales	$ 1,442,076	$ 1,200,635	$ 1,168,518
Cost of sales	1,056,352	803,526	769,498
Gross profit	385,724	397,109	399,020
Selling, general and administrative expenses	239,480	188,014	171,539
Gain on disposal of assets	(4)	(23)	(13)
Income from operations	146,248	209,118	227,494
Interest expense	(17,726)	(2,905)	(4,843)
Other income, net	230	378	503
Income before taxes	$ 128,752	$ 206,591	$ 223,154
Income tax provision	21,159	38,032	45,531
Net income	$ 107,593	$ 168,559	$ 177,623
Earnings per share:			
Basic EPS	$ 1.32	$ 2.07	$ 2.19
Diluted EPS	$ 1.29	$ 2.02	$ 2.13
Cash dividends declared per common share:	$ 0.40	$ 0.32	$ 0.32
Weighted average shares outstanding:			
Basic	81,529,140	81,473,131	81,156,114
Diluted	83,105,538	83,629,502	83,295,290

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Consolidated Statements of Stockholders Equity

	Common Stock		Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
			(in thousands)		
Balances at December 31, 2022	$ 80,138	$ 322	$ 98,735	$ 461,657	$ 560,714
Net income	—	—	—	177,623	177,623
Stock options exercised and restricted stock awards granted	1,795	7	33,252	—	33,259
Share-based compensation	—	—	16,384	—	16,384
Stock repurchased and retired	(425)	(3)	(26,308)	—	(26,311)
Dividends	—	—	—	(26,445)	(26,445)
Balances at December 31, 2023	81,508	326	122,063	612,835	735,224
Net income	—	—	—	168,559	168,559
Stock options exercised and restricted stock awards granted	1,132	5	31,856	—	31,861
Contingent shares issued	243	1	6,363	—	6,364
Share-based compensation	—	—	16,729	—	16,729
Stock repurchased and retired	(1,446)	(6)	(108,065)	—	(108,071)
Dividends	—	—	—	(26,084)	(26,084)
Balances at December 31, 2024	81,437	326	68,946	755,310	824,582
Net income	—	—	—	107,593	107,593
Stock options exercised and restricted stock awards granted	724	3	17,141	—	17,144
Share-based compensation	—	—	17,994	—	17,994
Stock repurchased and retired	(470)	(2)	(39,723)	—	(39,725)
Dividends	—	—	—	(32,603)	(32,603)
Balances at December 31, 2025	$ 81,691	$ 327	$ 64,358	$ 830,300	$ 894,985

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2025	2024	2023
Operating Activities			
Net income	$ 107,593	$ 168,559	$ 177,623
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	79,191	62,735	46,468
Amortization of debt issuance costs	394	154	82
Amortization of right of use assets	166	189	324
Provision for (recoveries of) losses on accounts receivable, net of adjustments	70	715	(154)
Provision for losses on contract assets, net of adjustments	200	399	—
Provision for (recoveries of) excess and obsolete inventories, net of write-offs	152	(968)	1,633
Share-based compensation	17,994	16,729	16,384
Other	(15)	(4)	(44)
Deferred income taxes	31,149	(6,606)	(6,527)
Changes in assets and liabilities:			
Accounts receivable	(167,023)	(10,041)	(9,978)
Income tax receivable	(23,330)	(5,285)	(11,302)
Inventories	(73,883)	27,080	(16,226)
Contract assets	(111,816)	(90,626)	(30,043)
Prepaid expenses and other long-term assets	(11,673)	(3,707)	(1,048)
Accounts payable	52,904	16,959	(18,316)
Contract liabilities	65,757	1,156	(7,667)
Extended warranties	831	1,835	2,600
Accrued liabilities and other long-term liabilities	31,873	13,259	15,086
Net cash provided by operating activities	534	192,532	158,895
Investing Activities			
Capital expenditures	(190,563)	(195,660)	(104,294)
Proceeds from government incentive grant	12,000	—	—
Proceeds from sale of property, plant and equipment	40	25	129
Acquisition of intangible assets	(14,329)	(17,491)	(5,197)
Principal payments from note receivable	435	51	51
Net cash used in investing activities	(192,417)	(213,075)	(109,311)
Financing Activities			
Borrowings of debt	915,391	717,897	597,111
Payments of debt	(672,204)	(601,091)	(629,787)
Proceeds from financing obligation, net of issuance costs	—	4,186	6,061
Payment related to financing costs	(1,395)	(664)	(398)
Stock options exercised	17,144	31,861	33,259
Repurchase of stock - open market	(29,995)	(100,034)	(25,009)
Repurchases of stock - LTIP plans (Note 18)	(9,730)	(8,037)	(1,302)
Cash dividends paid to stockholders	(32,603)	(26,084)	(26,445)
Net cash provided by (used in) financing activities	186,608	18,034	(46,510)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(5,275)	(2,509)	3,074
Cash, cash equivalents, and restricted cash, beginning of year	6,514	9,023	5,949
Cash, cash equivalents, and restricted cash, end of year	$ 1,239	$ 6,514	$ 9,023

The accompanying notes are an integral part of these consolidated financial statements.

1. Business Description

AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation ("AAON Oklahoma"), AAON Coil Products, Inc., a Texas corporation ("AAON Coil Products"), and BASX, Inc., an Oregon corporation ("BASX") (collectively, the "Company"). The consolidated financial statements include our accounts and the accounts of our subsidiaries.

We are engaged in the engineering, manufacturing, marketing, and sale of premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data centers cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Our financial statements also consolidate all of our affiliated entities in which we have a controlling financial interest. Because we hold certain rights that give us the power to direct the activities of eight variable interest entities ("VIEs") (Note 19) that most significantly impact the VIEs economic performance, combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, we have a controlling financial interest in those VIEs.

Cash and Cash Equivalents

We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds.

The Company's cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected.

Restricted Cash

Restricted cash held at December 31, 2025, and December 31, 2024, consists of bank deposits and highly liquid, interest-bearing money market funds held for the purpose of the Company's qualified New Markets Tax Credit programs (Note 19) to benefit an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations.

The Company's restricted cash is held in financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected.

Accounts and Note Receivable

Accounts and note receivable are stated at amounts due from customers, net of an allowance for credit losses. We generally do not require that our customers provide collateral; however, our billings and customer payment terms can vary based on product type as a way to manage collections risk. The Company determines its allowance for credit losses by considering a number of factors, including the credit risk of specific customers, the customer's ability to pay current obligations, historical trends, economic and market conditions, and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past-due accounts are generally written off against the allowance for credit losses only after all collection attempts have been exhausted.

Concentration of Credit Risk

Our top customers operate primarily in the data center cooling and commercial air conditioning markets.

Data centers are purpose-built facilities that enable the processing, storage and distribution of data across both traditional workloads and high-density compute, including AI training and inference. Examples of companies in this space include Microsoft, Amazon Web Services, Google Cloud, QTS and Applied Digital.

The commercial air conditioning market includes the design and manufacturing of HVAC systems for non-residential buildings such as offices, hospitals, schools, data centers, warehouses and manufacturing facilities. Our channel partners and customers support the design, construction and service of such facilities including independent sales representatives like Texas AirSystems and related portfolio groups through sole or common ownership like Meriton, Ambient and Air Control Concepts.

For the years ended December 31, 2025, 2024, and 2023, the Company had three, two and three customers, respectively, that were 10 percent or greater concentrations of revenue.

We have earned the trust and business of these significant customers over many years of performing to their needs, which they have supported with long-standing multi-year programs. The remaining majority of our business is comprised of thousands of customers and transactions through our extensive network of independent representatives. This mitigates our concentration risk as we also continue expanding our customer base through targeted growth in adjacent end markets, new customer acquisitions and expanding share with existing customers.

At December 31, 2025 and December 31, 2024, the Company had three customers that were 10 percent or greater concentrations of accounts receivable.

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) or average cost method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts.

Property, Plant and Equipment

Property, plant, and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation; except for property, plant, and equipment acquired in a business combination which is recorded at fair value. Repairs and maintenance and any gains or losses on disposition are included in operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and leasehold improvements	3 - 40 years
Machinery and equipment	3 - 20 years
Furniture and fixtures	3 - 15 years

Business Combinations

The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The acquisition date fair value of the consideration transferred, including the fair value of any contingent consideration, is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the acquisition date fair value of the consideration transferred exceeds the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. The Company may adjust the preliminary purchase price allocation, as necessary, as it obtains more information regarding asset valuations and liabilities assumed that existed but were not available at the acquisition date, which is generally up to one year after the acquisition closing date. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred.

Fair Value Financial Instruments and Measurements

The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company's debt, and other payables, approximate their fair values either due to their short-term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels:

- Level 1: Quoted prices in active markets for identical assets and liabilities that we have the ability to access at the measurement date.
- Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means.
- Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. Items categorized in Level 3 include the estimated fair values of intangible assets, contingent consideration, and goodwill acquired in a business combination.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability.

Software Development Costs

We capitalize costs incurred to purchase or develop software for internal use. Internal-use software development costs are capitalized during the application development stage. These capitalized costs are reflected in intangible assets, net and goodwill on the consolidated balance sheets and are amortized over the estimated useful life of the software. The useful life of our internal-use software development costs is generally between one to 10 years.

Definite-Lived Intangible Assets

Our definite-lived intangible assets include customer relationships, internal-use software and other intellectual property acquired in business combinations or asset acquisition. We amortize our definite-lived intangible assets on a straight-line basis over the estimated useful lives of the assets. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review.

Amortization is computed using the straight-line method over the following estimated useful lives:

Intellectual property	6 - 30 years
Customer relationships	14 years

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill at December 31, 2025, is expected to be tax deductible in future periods. Indefinite-lived intangible assets consist of trademarks, trade names, and internal-use software. Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant.

To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the reporting unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds

their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets.

We performed a qualitative assessment as of December 31, 2025, to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

Contingent Consideration

As part of the acquisition of BASX (Note 18) in 2021, we agreed to issue shares of the Company's common stock based on certain milestones in accordance with the acquisition agreement. This contingent consideration is valued at fair value on the acquisition date and is included in additional paid-in capital on the consolidated balance sheets.

Impairment of Long-Lived Assets

We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management's judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value.

Research and Development

The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2025, 2024, and 2023 research and development costs amounted to approximately $58.2 million, $47.3 million, and $43.7 million, respectively.

Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses on our consolidated statement of income. Advertising expense for the years ended December 31, 2025, 2024, and 2023 was approximately $3.8 million, $3.3 million, and $2.6 million, respectively.

Shipping and Handling

We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2025, 2024, and 2023 shipping and handling fees amounted to approximately $18.2 million, $22.0 million, and $29.0 million, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized.

Share-Based Compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company's share-based compensation plans provide for the granting of stock options, restricted stock, and performance stock units ("PSUs"). In conjunction with the acquisition of BASX in 2021, we awarded performance awards to key employees ("Key Employee Awards") of BASX.

The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as the expected volatility, the expected term of the grant, expected market performance, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends. The Key Employee Awards and PSUs do not accrue dividends.

Share-based compensation expense is recognized on a straight-line basis over the service period of the related share-based compensation award. Stock options and restricted stock awards, granted to employees, vested at a rate of 33% per year. Restricted stock awards granted to directors historically vest over the shorter of directors' remaining elected term or one-third each year. Forfeitures are accounted for as they occur.

All share-based compensation awards granted contain a one-year employment requirement (minimum service period) or the entire award is forfeited. If the employee or director is retirement eligible (as defined by the Long Term Incentive Plans) or becomes retirement eligible during service period of the related share-based compensation award, the service period is the lesser of 1) the grant date (plus one year), if retirement eligible on grant date, or 2) the period between grant date (plus one year) and retirement eligible date. Forfeitures are accounted for as they occur.

The PSUs cliff vest at the end of their respective service period. Share-based compensation expense is recognized on a straight-line basis over the service period of PSUs. The PSUs are subject to several service and market conditions, as defined by the PSU agreement, which allows the holder to retain a pro-rata amount of awards as a result of certain termination conditions, retirement, change in common control, or death. Forfeitures are accounted for as they occur.

The Key Employee Awards cliff vested on December 31, 2023. Share-based compensation expense was recognized on a straight-line basis over the service period of the Key Employee Awards as the performance conditions were satisfied. The Key Employee Awards were subject to several service and performance conditions, as defined by the Key Employee Award agreement, which allowed the holder to retain an amount of the awards as a result of certain termination conditions or a change in common control. Forfeitures were accounted for as they occurred.

Derivative Instruments

In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time the product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes.

Revenue Recognition

Due to the highly customized nature of many of the Company's products and each product not having an alternative use to the Company without significant costs to the Company, the Company recognizes revenue over time as progress is made toward satisfying the performance obligations of each contract. The Company has formal cancellation policies and generally does not accept returns on these units. As a result, many of the Company's products do not have an alternative use and an enforceable right to payment, including a reasonable profit margin, and therefore, for these products, we recognize revenue over the time it takes to produce the unit.

Contract costs include direct materials, direct labor, installation, freight and delivery, commissions and royalties. Other costs not related to contract performance, such as indirect labor and materials, small tools and supplies, operating expenses, field rework and back charges are charged to expense as incurred. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are estimated and recognized by the Company throughout the life of the contract. The aggregate of costs incurred and income recognized on

uncompleted contracts in excess of billings is shown as a contract asset within our consolidated balance sheets, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a contract liability within our consolidated balance sheets.

The Company recognizes revenue, presented net of sales tax, when it satisfies the performance obligation in its contracts. For certain manufactured equipment contracts and parts sales, the primary performance obligation in such a contract is delivery of the requested manufactured equipment. We satisfy the performance obligation when the control is passed to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders.

Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates.

Historically, AAON-branded sales were moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. However, in recent years, given the increases in demand of our product and increases in our backlog, sales have become more constant throughout the year.

Product Warranties

A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year.

The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

Representatives and Third Party Products

We are responsible for billings and collections resulting from all sales transactions, including those initiated by our independent manufacturer representatives ("Representatives"). Representatives are national companies that are in the business of providing heating, ventilation, and air conditioning ("HVAC") units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. These other related products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit ("Third Party Products"). All are associated with the purchase of an HVAC unit but may be provided by the Representative or another third party. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit ("minimum sales price"), but do not control the total order price that is negotiated by the Representative with the end user customer. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives' fee and amounts due for additional products and services required by the customer. The Company is considered the principal for the equipment we design and manufacture and records that revenue gross. The Company has no control over the Third Party Products to the end customer and the Company is under no obligation related to the Third Party Products. Amounts related to Third Party Products are not recognized as revenue but are recorded as a liability and are included in accrued liabilities on the consolidated balance sheets.

The Representatives' fee and Third Party Products amounts ("Due to Representatives") are paid only after all amounts associated with the order are collected from the customer. The amount of payments to our Representatives was $44.9 million, $34.0 million, and $59.2 million for each of the years ended December 31, 2025, 2024, and 2023, respectively.

Insurance Reserves

Under the Company's insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers' compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company's estimates of the aggregate liabilities for the claims incurred.

Leases

New leases entered into by the Company are assessed at lease inception for proper lease classification. At December 31, 2025, and 2024, all of our leases are classified as operating leases.

We have entered into various short-term operating leases with an initial term of 12 months or less. These leases are not recorded on our consolidated balance sheets as of December 31, 2025, and 2024, and the rent expense for these short-term leases is not significant.

As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Our incremental borrowing rate represents the interest rate that we would pay to borrow an amount equal to the lease payments over a similar term in a similar economic environment.

Expense related to these leases is recognized on straight-line basis over the lease term. Certain of our leases contain escalating lease payments based on predefined increases. Most leases contain options to renew or terminate. Right-of-use assets and lease liabilities reflect only the options that the Company is reasonably certain to exercise.

The Company's leases generally require us to pay for insurance, taxes, utilities, and other operating costs. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position, and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, inventory valuation, inventory reserves, warranty accrual, income taxes, useful lives of property, plant, and equipment, estimated future use of leased property, share-based compensation, revenue percentage of completion and estimated costs to complete. Actual results could differ materially from those estimates.

3. Revenue Recognition

The following tables show disaggregated net sales by reportable segment (Note 23) by major product brand, net of intercompany sales eliminations.

Segment	Brands Produced	Brand Products
AAON Oklahoma	AAON	Rooftop units and aftermarket parts
AAON Coil Products	AAON / BASX	Condensing units, air handling products, data center cooling solutions, and geothermal/water-source heat pumps
BASX	BASX	Data center cooling solutions, cleanroom products, and air handling products

	Year Ended December 31, 2025			
	AAON Oklahoma	AAON Coil Products	BASX	Total
	(in thousands)			
AAON-branded Products	$ 798,207	$ 96,075	$ —	$ 894,282
BASX-branded Products	3,002	229,278	315,514	547,794
Total	$ 801,209	$ 325,353	$ 315,514	$ 1,442,076

	Year Ended December 31, 2024			
	AAON Oklahoma	AAON Coil Products	BASX	Total
	(in thousands)			
AAON-branded Products	$ 858,711	$ 116,931	$ —	$ 975,642
BASX-branded Products	—	26,940	198,053	224,993
Total	$ 858,711	$ 143,871	$ 198,053	$ 1,200,635

	Year Ended December 31, 2023			
	AAON Oklahoma	AAON Coil Products	BASX	Total
	(in thousands)			
AAON-branded Products	$ 897,919	$ 104,073	$ —	$ 1,001,992
BASX-branded Products	—	8,247	158,279	166,526
Total	$ 897,919	$ 112,320	$ 158,279	$ 1,168,518

Aftermarket part sales were $80.2 million, $76.9 million, $67.7 million for each of the years ended December 31, 2025, 2024, and 2023, respectively.

4. Contract Assets and Liabilities

Opening and closing balances of contract assets and contract liabilities are as follows:

	December 31,	
	2025	2024
	(in thousands)	
Contract assets	$ 247,635	$ 135,820
Less: Allowance for credit losses	598	399
Contract assets, net	247,037	135,421
Contract liabilities	(80,670)	(14,913)
Total, net	$ 166,367	$ 120,508

Costs and estimated earnings on uncompleted contracts and related billings are as follows:

	December 31, 2025	December 31, 2024
	(in thousands)	
Costs incurred on uncompleted contracts	$ 254,399	$ 133,593
Estimated earnings	209,344	97,074
Total	463,743	230,667
Less: Contract billings to date	311,274	112,786
Less: Allowance for credit losses	599	399
Plus: Completed contracts, unbilled	14,497	3,026
Total, net	$ 166,367	$ 120,508

Revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period was $14.9 million, $12.5 million, and $21.4 million for each of the years ended December 31, 2025, 2024, and 2023, respectively.

Typically, we expect to satisfy performance obligations relating to uncompleted in-process contracts within one year or less, however, timing of performance obligations can vary from timing of payment, production scheduling and timing of customer installation requirements. Increases in contract assets are mainly due to the increased production and increased demand of our BASX-branded products.

5. Leases

The Company has lease arrangements for certain administrative, manufacturing and warehousing facilities and equipment. Lease expiration dates, including expected renewal options, range from January 2029 to April 2033, with the weighted average remaining term being 6.0 years. The discount rates used to calculate the present value of lease payments range from 1.3% to 6.6% as of December 31, 2025. All leases are classified as operating leases.

		December 31, 2025	December 31, 2024
		(in thousands)	
Right-of-use assets	Right of use assets	$ 17,988	$ 15,436
Current lease liability	Accrued liabilities	3,262	2,481
Noncurrent lease liability	Other long-term liabilities	15,529	13,592

Since 2018, the Company has leased the manufacturing, engineering and office space used by our operations in Parkville, Missouri. The lease term is through January 2029. In May 2025, the Company added approximately 17,000 additional square feet and extended the lease term through April 2033. Additionally, in May 2025, the Company added approximately 22,300 square feet with a lease term through April 2030. The Company's total leased space in Parkville, Missouri is approximately 125,300 square feet.

In November 2022, the Company entered into a lease arrangement for additional storage facilities in Tulsa, Oklahoma to support our operations. The lease added an additional 198,000 square feet to our operations. In January 2024, we amended the lease for an additional 157,550 square feet for operations and parts distribution. The amended lease term will expire April 2033.

In July 2023, the Company entered into a lease agreement with a start date of September 2023, for land and approximately 72,000 square feet of facilities in Redmond, Oregon to support our manufacturing operations. The lease term will expire November 2033 with additional renewal options.

We also lease six properties near our Redmond location. In the aggregate, these leases contain approximately 83,000 square feet of additional warehouse space, office space, as well as outside storage. These leases have expiring terms from May 2027 to October 2030.

In October 2025, the Company entered into a lease agreement in Bend, OR with a start date of November 2025, for approximately 34,000 square feet of additional warehouse and office space. The lease term will expire October 2030.

Total future lease payments as of December 31, 2025 are as follows:

	(in thousands)
2026	$ 4,275
2027	4,248
2028	4,103
2029	2,477
2030	2,225
Thereafter	5,013
Total minimum lease obligations	$ 22,341
Less: present value of minimum lease payments	3,550
Less: current portion	3,262
Lease obligations, long-term	$ 15,529

6. Accounts Receivable

Accounts receivable and the related allowance for credit losses are as follows:

	December 31,	
	2025	2024
	(in thousands)	
Accounts receivable	$ 315,695	$ 148,472
Less: Allowance for credit losses	1,308	1,038
Total, net	$ 314,387	$ 147,434

	Years Ended December 31,		
	2025	2024	2023
Allowance for credit losses:		(in thousands)	
Balance, beginning of period	$ 1,038	$ 323	$ 477
Provisions for expected credit losses, net of adjustments	283	720	(142)
Accounts receivable recoveries (write offs)	(13)	(5)	(12)
Balance, end of period	$ 1,308	$ 1,038	$ 323

7. Inventories

The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows:

	December 31,	
	2025	2024
	(in thousands)	
Raw materials	$ 265,427	$ 192,136
Work in process	475	20
Finished goods	593	456
Total, gross	266,495	192,612
Less: Allowance for excess and obsolete inventories	5,344	5,192
Total, net	$ 261,151	$ 187,420

	Years Ended December 31,		
	2025	2024	2023
Allowance for excess and obsolete inventories:		(in thousands)	
Balance, beginning of period	$ 5,192	$ 6,160	$ 4,527
Provision for excess and obsolete inventories	962	4,540	5,480
Inventories written off	(810)	(5,508)	(3,847)
Balance, end of period	$ 5,344	$ 5,192	$ 6,160

8. Property, Plant and Equipment

Our property, plant and equipment consist of the following:

	December 31,	
	2025	2024
Property, plant and equipment:	(in thousands)	
Land	$ 17,148	$ 17,148
Buildings	366,919	315,854
Machinery & equipment	555,801	436,891
Furniture and fixtures	63,909	50,105
Total property, plant and equipment	1,003,777	819,998
Less: Accumulated depreciation	372,515	309,642
Property, plant and equipment, net	$ 631,262	$ 510,356

Depreciation expense is as follows:

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
Depreciation expense	$ 72,301	$ 54,000	$ 41,137

9. Intangible Assets and Goodwill

Intangible Assets

Our intangible assets consist of the following:

	December 31,	
	2025	2024
Definite-lived intangible assets	(in thousands)	
Intellectual property	$ 12,450	$ 12,450
Customer relationships	47,547	47,547
Capitalized internal-use software	34,802	22,265
Less: Accumulated amortization	25,463	18,573
Definite-lived intangible assets, net	69,336	63,689
Indefinite-lived intangible assets		
Trademarks	14,571	14,571
Total intangible assets, net	$ 83,907	$ 78,260

Amortization expense is as follows:

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
Amortization expense	$ 6,890	$ 8,375	$ 5,331

The weighted-average amortization period for definite-lived intangible assets are as follow as of December 31, 2025:

	(in years)
Intellectual property	17.4
Customer relationships	9.9
Capitalized internal-use software	7.6
Definite-lived intangible assets	10.5

Total future amortization expense for finite-lived intangible assets was estimated as follows:

	(in thousands)
2026	$ 6,314
2027	6,257
2028	5,692
2029	5,310
2030	4,382
Thereafter	24,528
Total future amortization expense	52,483
Internal-use software projects in process	16,853
Total	$ 69,336

Goodwill

The changes in the carrying amount of goodwill were as follows:

	December 31,		
	2025	2024	2023
		(in thousands)	
Balance, beginning of period	$ 81,892	$ 81,892	$ 81,892
Decreases due to acquisition adjustments	—	—	—
Balance, end of period	$ 81,892	$ 81,892	$ 81,892

10. Supplemental Cash Flow Information

	Years Ended December 31,		
	2025	2024	2023
Supplemental disclosures:		(in thousands)	
Interest paid	$ 16,605	$ 2,811	$ 4,817
Operating activities - other:			
Gain on disposal of assets	$ (4)	$ (23)	$ (13)
Foreign currency transaction loss (gain)	3	37	(10)
Interest loss on note receivable	(14)	(18)	(21)
Total, other	$ (15)	$ (4)	$ (44)
Non-cash investing and financing activities:			
Non-cash capital expenditures	$ 12,888	$ 202	287
Contingent shares issued (Note 18)	$ —	$ 6,364	$ —

Income taxes paid during the years December 31, 2025, 2024, and 2023 disaggregated by jurisdiction:

	Years Ended December 31,		
	2025	2024	2023
U.S. Federal	$ 9,854	$ 39,394	$ 50,200
U.S State and local	—	—	—
California	140	596	1,353
Illinois	160	1,223	886
Indiana	673	—	
Iowa	—	—	771
Louisiana	—	598	—
Minnesota	—	—	677
New Jersey	—	533	829
New York	356	695	803
Pennsylvania	515	—	1,376
Texas	201	—	—
Virginia	311	—	—
Other States	720	6,884	6,481
Total	$ 12,930	$ 49,923	$ 63,376

Jurisdictions where income taxes paid were equal to or exceeded 5% of total income taxes paid are disclosed individually.

11. Warranties

The Company has product warranties with various terms from one year from the date of first use or 18 months for parts, data center cooling solutions, and cleanroom systems to 25 years for certain heat exchangers. The Company has an obligation to replace parts if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products, and any known identifiable warranty issues.

Changes in the warranty accrual are as follows:

	Years Ended December 31,		
	2025	2024	2023
Warranty accrual:		*(in thousands)*	
Balance, beginning of period	$ 24,341	$ 20,573	$ 15,682
Payments made	(18,205)	(12,959)	(11,274)
Warranty expense	23,829	16,727	16,165
Balance, end of period	$ 29,965	$ 24,341	$ 20,573

Warranty expense by reportable segment (Note 23) is as follows:

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
AAON Oklahoma	$ 14,525	$ 13,446	$ 13,126
AAON Coil Products	7,052	1,931	1,706
BASX	2,252	1,350	1,333
Total	$ 23,829	$ 16,727	$ 16,165

12. Accrued Liabilities and Other Long-Term Liabilities

Accrued liabilities were comprised of the following:

	December 31,	
	2025	2024
	(in thousands)	
Warranty	$ 29,965	$ 24,341
Due to representatives	30,453	21,808
Payroll	22,238	16,961
Profit sharing	3,581	2,628
Workers' compensation	279	608
Medical self-insurance	4,844	3,085
Customer prepayments	6,856	7,714
Donations	57	599
Employee vacation time	15,408	12,084
Extended warranties, ST	3,365	3,153
Operating lease liability ST	3,262	2,481
Property tax	143	—
Other	11,762	3,885
Total	$ 132,213	$ 99,347

Other long-term liabilities were comprised of the following:

	December 31,	
	2025	2024
	(in thousands)	
Lease liability	$ 15,529	$ 13,592
Extended warranties	7,770	7,151
Total	$ 23,299	$ 20,743

13. Debt

On December 16, 2024, we entered into the Third Amendment to the Amended and Restated Loan Agreement dated November 24, 2021, to include an $80.0 million term loan payable in equal monthly installments, plus interest, over 60 months, expiring December 16, 2029. The agreement provided for a $200.0 million revolving credit facility and an option to increase the maximum borrowings to $300.0 million. In April 2025, we increased our available Revolver to $230.0 million, an increase of $30.0 million, to fund our additional working capital needs.

On May 29, 2025, we entered into the Fifth Amendment to the Amended and Restated Loan Agreement dated November 24, 2021 (as amended, "Amended Loan Agreement") whereby the remaining balance of the term loan, approximately $72.0 million, was rolled into the amended Revolving Loan ("Amended Revolver"), the capacity of which was increased from $230.0 million to $500.0 million.

On December 29, 2025, we entered into the Sixth Amendment to the Amended and Restated Loan Agreement. The terms of the Amendment increased the amount of the borrowing capacity on the Revolver from $500.0 million to $600.0 million by exercising the $100.0 million accordion feature. The Amended Revolver is prepayable without penalty. The Revolver expires on May 27, 2030.

Revolver

	December 31,	
	2025	2024
	(in thousands)	
Total Revolver Commitment	$ 600,000	$ 200,000
Less: Revolver borrowings outstanding	398,320	76,467
Less: Standby letters of credit	654	300
Borrowings available under the Revolver	$ 201,026	$ 123,233

Term Loan

The Term Loan was fully repaid during the year and is no longer outstanding as of December 31, 2025

	December 31,	
	2025	2024
	(in thousands)	
Term loan, short-term	—	16,000
Term loan, long-term	—	62,424
Total Term Loan	$ —	$ 78,424

Interest Rates

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. The outstanding amount under the Term Loan bears interest at the SOFR plus a credit spread adjustment of 0.10% per annum plus the Applicable Margin.

Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio.

Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the years ended December 31, 2025, 2024, 2023, respectively.

Weighted average interest rate of our borrowings outstanding are as follows:

	Years Ended December 31,		
	2025	2024	2023
Revolver	5.7%	6.3%	6.3%
Term loan	*[1]	0.1%	*[1]

[1] Funds were borrowed on December 16, 2024. No borrowings outstanding during the year ended December 31, 2025.

If SOFR cannot be determined pursuant to the definition, as defined by the Amended Loan Agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate (“ABR”) loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%. As of December 16, 2024, as defined by the Amended Loan Agreement, if the SOFR cannot be determined any outstanding balance will bear interest at the Prime Rate in effect on such day.

Debt Covenants

At December 31, 2025, we were in compliance with our financial covenants as defined by the Amended Loan Agreement. These covenants included a financial covenant that we meet certain parameters related to our leverage ratio. At December 31, 2025, our leverage ratio was 1.77 to 1.0, which meets the requirement of not being above 3 to 1.

14. Income Taxes

Income Tax Provision (Benefit)

The provision for income taxes consists of the following:

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
Current Federal	$ (10,449)	$ 36,571	$ 40,759
Current State	459	8,067	11,299
Deferred Federal	26,221	(8,182)	(4,064)
Deferred State	4,928	$ 1,576	$ (2,463)
Income tax provision	$ 21,159	$ 38,032	$ 45,531

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate before the provision for income taxes.

Rate Reconciliation

The following table reconciles the U.S federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,					
	2025		2024		2023	
	Amount	%	Amount	%	Amount	%
Federal statutory rate	$ 27,007	21.0 %	$ 43,384	21.0 %	$ 46,862	21.0 %
State income taxes, net of Federal benefit	5,485	4.3 %	11,105	5.4 %	12,740	5.7 %
State tax credits	(1,997)	(1.6)%	(1,396)	(0.7)%	(3,926)	(1.8)%
Changes in tax laws in current period	782	0.6 %	—	— %	—	— %
Excess tax benefits related to share-based compensation (Note 15)	(11,501)	(8.9)%	(16,393)	(7.9)%	(8,858)	(4.0)%
Work opportunity tax credit	(181)	(0.1)	(218)	(0.1)%	(241)	(0.1)%
Return to provision	1,309	1.0 %	(269)	(0.1)%	455	0.2 %
OK Amended Returns	—	—	—	— %	(3,121)	(1.4)%
Non-deductible executive compensation	3,479	2.7 %	4,281	2.1 %	3,785	1.7 %
Research and development tax credits	(2,923)	(2.3)%	(2,840)	(1.4)%	(2,570)	(1.2)%
Other	(300)	(0.3)%	378	0.1 %	405	0.3 %
Effective tax rate	21,159	16.4 %	38,032	18.4 %	45,531	20.4 %

The Company's effective tax rate differs from the statutory rate primarily due to the excess tax benefits of stock transactions and state taxes. Pretax income is all domestic and there are no foreign income effects. No state jurisdictions individually meet the 5% disaggregation threshold. State taxes in Oregon, Oklahoma, Iowa, and Virginia (2025), Oklahoma, California, Illinois, Pennsylvania, and Minnesota (2024), Oklahoma, California, Pennsylvania, New Jersey, and New York (2023) contributed to the majority (greater than 50%) of the tax effect in the state/local income tax category. As of December 31, 2025, the Company has Federal and State net operating loss carryforwards for tax of approximately $57.0 million and $22.5 million, respectively, which are anticipated to offset a portion of taxable income in 2026 and be fully reversed.

The Company had investment tax credit carryforwards with a valuation allowance reserved against them as we did not have sufficient taxable income to utilize the carryforwards, in part because we generated more credit each year than we were able to utilize. Because the Company will not generate additional excess credits after our 2022 tax year, we will be able to use our credit carryforwards against future taxable income and the related valuation allowance was reversed resulting in a one-time benefit of $3.1 million to the income tax provision for the year ended December 31, 2023. As of December 31, 2025, we have investment tax credit carryforwards of approximately $4.0 million. These credits have estimated expirations from the year 2040 through 2041.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2025	**2024**
	(in thousands)	
Deferred income tax assets (liabilities)		
Allowance for credit losses and inventory reserves	$ 1,883	$ 1,741
Warranty accrual	7,778	6,386
Other accruals	6,065	8,034
Share-based compensation	10,534	8,853
Research & development expenses	1,761	29,140
Oklahoma investment credit carryforward	1,925	689
Tennessee Investment credit carryforward	1,067	—
Federal Net Operating Loss	11,968	—
State Net Operating Loss	1,118	—
Other, net	5,578	3,079
Net deferred income tax assets	49,677	57,922
Valuation allowance	—	—
Net deferred income tax assets	49,677	57,922
Intangible assets	(6,719)	—
Property & equipment	(73,271)	(57,086)
Total deferred income tax liabilities	(79,990)	(57,086)
Net deferred income tax assets (liabilities)	$ (30,313)	$ 836

We also earn research and development tax credits as defined under Section 41 of the Internal Revenue Code. To qualify for the research and development tax credits, we perform annual studies that identify, document, and support eligible expenses related to qualified research and development activities. Eligible expenses include but are not limited to supplies, materials, contractor expenses and internal employee wages.

In accordance with the 2017 Tax Cuts & Jobs Act, under Internal Revenue Code Section 174, research and development expenses incurred after December 31, 2021, are required to be capitalized and amortized over fifteen years. The amortization requirements for tax purposes is a mid-year convention, meaning that the tax amortization is 3.33% in the year of acquisition, 6.67% in the following fourteen years, and 3.33% in the final year.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions. These deductions can vary from year to year and, consequently, the amount of income taxes paid in future years will vary from the amounts paid in prior years.

The Company's estimated annual 2025 effective tax rate, excluding discrete events, is approximately 22.5%. We file income tax returns in the U.S., state and foreign income tax jurisdictions. We are subject to U.S. income tax examinations for the tax years 2022 to present, and to non-U.S. income tax examinations for the tax years 2021 to present. In addition, we are subject to state and local income tax examinations for tax years 2021 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense.

Tax Law Changes

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, introducing significant amendments to the Internal Revenue Code. In accordance with ASC 740, Income Taxes, the Company recognized the tax effects of the enacted legislation in the period that includes the enactment date.

Impact of Tax Law Changes

The Company measured the effects of the tax law change using the enactment date approach, with a measurement date of June 30, 2025 from the Q2 2025 tax provision calculation as the closest date of measurement for deferred and current values. The measurement resulted in an increase in DTLs of $35.4 million, a decrease in current income tax payable of $36.2 million, and an increase in provision expense of $0.8 million due to the bonus depreciation change effect on Texas Franchise tax and the reduced R&D Tax Credit allowed with the §174A change. Significant provisions of OBBBA affecting the Company include:

- 100% Bonus Depreciation: Effective for qualified property acquired after January 19, 2025, including manufacturing equipment, which reverses the previously scheduled phase-down of the bonus depreciation deduction to 40% for 2025 under prior law. This provision increased DTLs by $7.0 million, decreased current payable by $7.0 million, and increased provision expense due to the accelerated tax deductions for capital expenditures made in 2025 and the small provision effect from the change in Texas Franchise Tax and state bonus depreciation. This adjustment also decreased the DTL for the UNICAP inventory calculation by $0.6 million, offset against current income tax payable.
- Permanent Expensing of Domestic R&E Costs (Section 174A): Retroactive to January 1, 2025, resulting in decreased DTAs due to immediate tax deductibility of qualified domestic R&E costs as incurred. This provision decreased DTAs by $3.4 million, decreased current payables by $4.2 million, and increased provision expense by $0.8 million due to the reduction in the R&D tax credit (the Company will revert to the reduced credit method for calculation of the tax credit under the new law).
- Accelerated Deduction of Unamortized Domestic R&E Cost Originally Capitalized in Tax Years 2022, 2023, and 2024 (Section 174A): The Company has elected to deduct the unamortized amounts of Section 174 Costs as of December 31, 2024, fully in tax year 2025, which decreased DTAs and current payables by $25.5 million.

The impact of OBBBA enactment increased the Company's effective tax rate by 0.7% for the year ended December 31, 2025.

Net Operating Loss

Due to the favorable changes in tax law related to the OBBBA, as of December 31, 2025, the Company generated Federal and State net operating loss ("NOL") carryforwards of approximately $57.0 million and $22.5 million, respectively. The Federal NOLs have an indefinite carryforward period but are limited to offsetting 80% of taxable income in any given year under current tax law. The State NOLs have varying expiration dates.

The Company has recorded deferred tax assets of $12.5 million (Federal) and $1.1 million (State) related to these NOL carryforwards. Management has evaluated the positive and negative evidence in assessing the need for a

valuation allowance (historical operating results, cumulative losses in recent years, and projected future taxable income) and we believe it is more likely than not that we will recognize the DTA reversals in tax year 2026.

15. Share-Based Compensation

On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan (as amended, "2007 Plan") which provided an additional 5.0 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units, and performance awards. Under the 2007 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant.

On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan ("2016 Plan") which provides for approximately 13.4 million shares, comprised of 5.1 million new shares provided for under the 2016 Plan, approximately 0.6 million shares that were available for issuance under the previous 2007 Plan that are now authorized for issuance under the 2016 Plan, approximately 3.9 million shares that were approved by the stockholders on May 15, 2018, and an additional 3.8 million shares that were approved by the stockholders on May 12, 2020.

On May 21, 2024, our stockholders adopted the 2024 Long-Term Incentive Plan ("2024 Plan") which provides for approximately 2.7 million new shares and approximately 3.7 million shares that were issued and outstanding under the 2016 Plan (as of May 21, 2024) that are now authorized for issuance under the 2024 Plan. The 3.7 million shares issued and outstanding under the 2016 Plan are only eligible for issuance under the 2024 Plan upon forfeiture, expiration, or cancellation.

Under the 2024 Plan and previously under the 2016 Plan (collectively, the "LTIP Plans"), shares can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the LTIP Plans, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The LTIP Plans are administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the "Committee"). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the LTIP Plans. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the LTIP Plans, establishes and revises rules and regulations relating to the LTIP Plans and makes any other determinations that it believes necessary for the administration of the LTIP Plans.

Options

The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during the years ended 2025, 2024, 2023 using a Black Scholes-Merton Model:

	2025	2024	2023
Senior Leadership[1]:			
Expected (annual) dividend rate	$0.40	$0.32	$0.32
Expected volatility	39.29%	37.89%	37.89%
Risk-free interest rate	3.97%	4.14%	4.39%
Expected life (in years)	4.0	4.0	4.0
Employees:			
Expected (annual) dividend rate	$0.40	$0.32	$0.32
Expected volatility	42.66%	33.59%	38.25%
Risk-free interest rate	3.90%	4.27%	4.41%
Expected life (in years)	3.0	3.0	3.0

[1] Senior Leadership Team ("SLT") consists of officers and key members of management.

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

The following is a summary of stock options vested and exercisable as of December 31, 2025:

Range of Exercise Prices			Number of Shares	Weighted Average Remaining Contractual Life *(in years)*	Weighted Average Exercise Price	Intrinsic Value (*in thousands*)
13.95	-	27.58	979,853	2.69	$ 26.14	$ 49,099
28.28	-	37.07	614,320	4.82	31.65	27,399
37.09	-	140.76	479,173	6.48	58.20	9,069
		Total	2,073,346	4.20	$ 35.18	$ 85,567

A summary of option activity under the plans is as follows:

Stock Options	**Shares**	**Weighted Average Exercise Price**
Outstanding at Outstanding at December 31, 2024	2,957,871	$ 39.83
Granted	472,476	83.63
Exercised	(509,996)	33.61
Forfeited or Expired	(83,238)	74.77
Outstanding at Outstanding at December 31, 2025	2,837,113	$ 47.21
Exercisable at Exercisable at December 31, 2025	2,073,346	$ 35.18

The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2025, is $11.6 million and is expected to be recognized over a weighted average period of 2.0 years.

The total intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023 was $32.8 million, $65.1 million, and $39.0 million, respectively. The cash received from options exercised during the year ended December 31, 2025, 2024, and 2023 was $17.1 million, $31.9 million, and $33.3 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying consolidated statements of cash flows.

Restricted Stock

The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. At December 31, 2025, unrecognized compensation cost related to unvested restricted stock awards was approximately $6.2 million which is expected to be recognized over a weighted average period of 1.8 years.

A summary of the unvested restricted stock awards is as follows:

	Shares	**Weighted Average Grant Date Fair Value**
Unvested at Unvested at December 31, 2024	144,292	$ 61.01
Granted	88,348	85.82
Vested	(83,133)	53.03
Forfeited	(9,799)	76.50
Unvested at Unvested at December 31, 2025	139,708	$ 80.36

PSUs

We have awarded PSUs to certain officers and employees under our LTIP Plans. Unlike our restricted stock awards, these PSUs are not considered legally outstanding and do not accrue dividends during the vesting period. These PSUs vest based on the level of achievement with respect to the Company's total shareholder return ("TSR") benchmarked against similar companies included in the capital goods sector of the S&P Smallcap 600 Index. The TSR measurement period is three years. At the end of the measurement period, each award will be converted into AAON common stock at 0% to 200% of the PSUs held, depending on overall TSR as compared to the S&P SmallCap 600 Index benchmark companies.

The total pre-tax compensation cost related to unvested PSUs not yet recognized as of December 31, 2025, is $3.5 million and is expected to be recognized over a weighted average period of approximately 1.5 years.

The following weighted average assumptions were used to determine the fair value of the PSUs granted on the original grant date for expense recognition purposes for PSUs granted during the years ended 2025, 2024, 2023, using a Monte Carlo Model:

	2025	2024	2023
Expected (annual) dividend rate	$0.40	$0.32	$0.32
Expected volatility	41.91%	33.99%	32.71%
Risk-free interest rate	3.92%	4.31%	4.66%
Expected life (in years)	2.8	2.8	2.8

The expected term of the PSUs is based on their remaining performance period. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

A summary of the unvested PSUs is as follows:

	Shares	Weighted Average Grant Date
Unvested at December 31, 2024	169,348	$ 68.12
Granted	48,360	75.90
Additional target payout[1]	66,359	29.83
Vested	(135,209)	29.83
Forfeited	(4,098)	89.84
Unvested at December 31, 2025 [2, 3]	144,760	$ 88.31

[1] The additional number of PSUs earned based on a 196.4% achievement at December 31, 2024 for awards vesting in 2025.

[2] Consists of 53,657 PSUs cliff vesting in 2025, 44,163 PSUs cliff vesting in 2026, and 46,940 PSUs cliff vesting in 2027.

[3] The 53,657 PSUs cliff vesting in 2025 were approved by the Compensation Committee and issued to holders in January 2026.

Key Employee Awards

As part of the December 2021 acquisition of BASX, the Company granted 39,899 Key Employee Awards. Unlike our restricted stock awards under the LTIP Plans, the Key Employee Awards are not considered legally outstanding and do not accrue dividends during the vesting period. The issuance of the Key Employee Awards was contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ending 2021, 2022 and 2023 as defined by the BASX acquisition membership interest purchase agreement ("MIPA Agreement") and continued employment with the Company. At the end of the earn-out period, ending December 31, 2023, each eligible Key Employee Award vested and was converted into common stock. The fair value of Key Employee Awards is based on the fair market value of AAON common stock on the grant date. The weighted average grant date fair value of the key awards was $53.45. All pre-tax compensation cost has been recognized as of December 31, 2023.

Summary of Share-based Compensation

A summary of share-based compensation is as follows:

	Years Ended December 31,		
	2025	2024	2023
Grant date fair value of awards during the period:		(in thousands)	
Options	$ 12,845	$ 9,496	$ 5,259
PSUs	3,671	5,119	4,907
Restricted tock	7,582	5,157	4,505
Total	$ 24,098	$ 19,772	$ 14,671

	Years Ended December 31,		
	2025	2024	2023
Stock-based compensation expense:		(in thousands)	
Options	$ 8,183	$ 8,085	$ 8,810
PSUs	4,461	4,010	2,561
Restricted tock	5,350	4,634	3,977
Key employee awards	—	—	1,036
Total	$ 17,994	$ 16,729	$ 16,384

	Years Ended December 31,		
	2025	2024	2023
Income tax benefit related to share-based compensation		(in thousands)	
Options	$ 7,345	$ 14,878	$ 8,138
PSUs	3,405	169	—
Restricted tock	751	1,064	720
Key employee awards	—	282	—
Total	$ 11,501	$ 16,393	$ 8,858

16. Employee Benefits

Defined Contribution Plan - 401(k)

We sponsor a defined contribution plan (the "Plan"). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6.0% deferral rate and currently contributing employees' deferral rates will be increased to 6.0% unless their current rate is above 6.0% or the employee elects to decline the automatic enrollment or increase. Administrative expenses are paid for by Plan participants. The Company paid no administrative expenses during the years ended 2025, 2024, 2023.

The Company matches 175.0% up to 6.0% of employee contributions of eligible compensation. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions.

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
Contributions, net of forfeitures, made to the defined contribution plan	$ 25,443	$ 20,255	$ 18,264

Profit Sharing Bonus Plans

We maintain a discretionary profit sharing bonus plan under which approximately 8.5% of pre-tax profit from the Company is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time non-exempt employees of the Company who are actively employed and working on the first and last day of the calendar quarter.

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
Profit sharing bonus plan	$ 12,851	$ 19,948	$ 24,590

Employee Medical Plan

We self-insure for our employees' health insurance, and make medical claim payments up to certain stop-loss amounts. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plans. In addition, the Company matches 175.0% of a participating employee's allowed contributions to a qualified health saving account to assist employees with health insurance plan deductibles.

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
Medical premium payments	$ 25,141	$ 18,471	$ 14,759
Health saving account contributions	11,711	9,248	4,961

17. Earnings Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards.

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,		
	2025	2024	2023
Numerator:	*(in thousands, except share and per share data)*		
Net income	$ 107,593	$ 168,559	$ 177,623
Denominator:			
Basic weighted average shares	81,529,140	81,473,131	81,156,114
Effect of dilutive shares related to stock based compensation[1]	1,576,398	2,109,206	1,972,380
Effect of dilutive shares related to contingent consideration[2]	—	47,165	166,796
Diluted weighted average shares	83,105,538	83,629,502	83,295,290
Earnings per share:			
Basic	$ 1.32	$ 2.07	$ 2.19
Diluted	$ 1.29	$ 2.02	$ 2.13
Anti-dilutive shares:			
Shares	523,387	235,188	314,108

[1] Dilutive shares related to stock options, restricted stock, PSUs and Key Employee Awards (Note 15)
[2] Dilutive shares related to contingent shares issued to the former owners of BASX (Note 18)

18. Stockholders' Equity

Stock Repurchases

The Board has authorized one active stock repurchase program for the Company. The Company may purchase shares on the open market from time to time. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our authorized open market repurchase programs during the periods are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
November 3, 2022	$50 million[1]	February 27, 2024
February 27, 2024	$50 million[1]	June 4, 2024
June 4, 2024	$50 million[2]	June 14, 2024
February 25, 2025	$100 million	**[3]

[1] Repurchases made in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

[2] Repurchases made in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

[3] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board. As of December 31, 2025, approximately $30 million of shares have been repurchased, and approximately $70.0 million remains under the current board authorization.

The Company repurchases shares of AAON, Inc. stock related to the LTIP Plans (Note 15) at current market prices.

Our repurchase activity is as follows:

	2025			2024			2023		
	(in thousands, except share and per share data)								
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	371,139	$29,992	$ 80.81	1,353,564	$100,034	$ 73.90	402,873	$25,009	$ 62.08
LTIP Shares	98,134	9,730	99.15	92,444	8,037	86.94	21,904	1,302	59.44
Total	469,273	$39,722	$ 84.65	1,446,008	$108,071	$ 74.74	424,777	$26,311	$ 61.94

[1] Includes stock repurchased for payment of statutory tax withholding and/or stock repurchased to cover the strike price of stock options.

Cash Dividends

At the discretion of the Board, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our recent cash dividends are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share	Annualized Dividend per Share
March 1, 2023	March 13, 2023	March 31, 2023	$0.08	$0.32
May 18, 2023	June 9, 2023	June 30, 2023	$0.08	$0.32
August 18, 2023	September 8, 2023	September 29, 2023	$0.08	$0.32
November 10, 2023	November 29, 2023	December 18, 2023	$0.08	$0.32
March 5, 2024	March 18, 2024	March 29, 2024	$0.08	$0.32
May 24, 2024	June 7, 2024	June 28, 2024	$0.08	$0.32
August 15, 2024	September 6, 2024	September 27, 2024	$0.08	$0.32
November 13, 2024	November 29, 2024	December 19, 2024	$0.08	$0.32
March 5, 2025	March 18, 2025	March 28, 2025	$0.10	$0.40
May 13, 2025	June 6, 2025	June 27, 2025	$0.10	$0.40
August 14, 2025	September 5, 2025	September 26, 2025	$0.10	$0.40
November 10, 2025	November 26, 2025	December 18, 2025	$0.10	$0.40

We paid cash dividends of $32.6 million, $26.1 million, and $26.4 million in 2025, 2024, and 2023, respectively.

Stock Split

On July 7, 2023, the Board of Directors declared a three-for-two stock split of the Company's common stock to be paid in the form of a stock dividend. Stockholders of record at the close of business on July 28, 2023, received one additional share for every two shares they held as of that date on August 16, 2023 (ex-dividend date August 17, 2023). Cash was paid in lieu of fractional shares (approximately $0.5 million). All share and per share information has been updated to reflect the effects of this stock split.

Contingent Shares Issued in BASX Acquisition

On December 10, 2021, we closed on the acquisition of BASX. Under the MIPA Agreement, we committed to $78.0 million in the aggregate of contingent consideration to the former owners of BASX, which was payable in approximately 1.56 million shares of AAON stock, par value of $0.004 per share. The shares did not accrue dividends.

Under the MIPA Agreement, the issuance of shares to the former owners of BASX was contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ended 2021, 2022, and 2023. In March 2024, we issued the remaining 0.2 million shares related to the earn-out milestone for the year ended 2023. As a result of the shares issued in March 2024, the tax basis exceeded the book basis for consideration paid resulting in a deferred tax asset and an increase to additional paid-in capital of 6.4 million, respectively, on our consolidated balance sheet. The deferred tax asset is expected to be amortized over fifteen years. We previously issued 0.6 million shares and 0.7 million related to the earn-out milestones for the years ended 2022 and 2021, respectively. All shares have been issued as private placements exempt from registration with the SEC under Rule 506(b) and are included in common stock on the consolidated statements of stockholders' equity.

Authorized Shares Outstanding

An amendment to the Company's Articles of Incorporation to increase its total authorized common shares from 100,000,000 to 200,000,000 was approved by our stockholders on May 21, 2024, at the Company's Annual Meeting. On July 9, 2024, a Certificate of Amendment was filed with the Nevada Secretary of State to effectuate the increase in authorized shares.

19. New Markets Tax Credit

2019 New Markets Tax Credit

On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the “2019 Investor”) and a certified Community Development Entity under a qualified New Markets Tax Credit (“2019 NMTC”) program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the “2019 Project”). In connection with the 2019 NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low-interest financing and the potential for future debt forgiveness related to the 2019 Project.

Upon closing of the 2019 NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the 2019 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the 2019 Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company’s Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of the NMTCs.

This transaction also includes a put/call feature either of which can be exercised at the end of the seven-year compliance period. The 2019 Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The 2019 Investor’s interest of $7.5 million is recorded as short-term debt on the consolidated balance sheets. The Company incurred approximately $0.3 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

2023 New Markets Tax Credit

On April 25, 2023, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the “2023 Investor”) and a certified Community Development Entity under a qualified New Markets Tax Credit (“2023 NMTC”) program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the “2023 Project”). In connection with the 2023 NMTC transaction, the Company received a $23.0 million NMTC allocation for the 2023 Project and secured low-interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2023 NMTC transaction, the Company provided an aggregate of approximately $16.7 million to the 2023 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $16.7 million in proceeds plus capital contributed from the 2023 Investor was used to make an aggregate $23.8 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of the NMTCs. The net proceeds from the closing of the 2023 NMTC are included in restricted cash on our consolidated balance sheets required to be used for the 2023 Project.

This transaction also includes a put/call feature either of which can be exercised at the end of the seven-year compliance period. The 2023 Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The 2023 Investor's interest of $5.8 million is recorded in new markets tax credit obligations on the consolidated balance sheets. The Company incurred approximately $0.4 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

2024 New Markets Tax Credit

On February 27, 2024, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the “2024 Investor”) and a certified Community Development Entity under a qualified New Markets Tax Credit (“2024 NMTC”) program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in real estate to facilitate 2023 Project. In connection with the 2024 NMTC transaction, the Company received a $15.5 million NMTC allocation for the 2024 Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

Upon closing of the 2024 NMTC transaction, the Company provided an aggregate of approximately $11.0 million to the 2024 Investor, in the form of a loan receivable, with a term of 25 years, bearing an interest rate of 1.0%. This $11.0 million in proceeds plus capital contributed from the 2024 Investor was used to make an aggregate

$16.0 million loan to a subsidiary of the Company. This financing arrangement is secured by a guarantee from the Company, including an unconditional guarantee of the NMTCs. The net proceeds from the closing of the 2024 NMTC are included in restricted cash on our consolidated balance sheets required to be used for the 2024 Project.

This transaction also includes a put/call feature that either of which can be exercised at the end of the seven-year compliance period. The Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The 2024 Investor's interest of $3.9 million is recorded in new markets tax credit obligations on the consolidated balance sheets. The Company incurred approximately $0.4 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

The 2019 Investor, 2023 Investor, and 2024 Investor are each subject to 100 percent recapture of the 2019, 2023, and 2024 NMTC, respectively, it receives for a period of seven years, as provided in the Internal Revenue Code and applicable U.S. Treasury regulations in the event that the financing facility of the Borrower under the transaction (AAON Coil Products, Inc.) becomes ineligible for NMTC treatment per the Internal Revenue Code requirements. The Company is required to be in compliance with various regulations and contractual provisions that apply to the 2019 NMTC arrangements, 2023 NMTC arrangements, and 2024 NMTC arrangements, respectively. Noncompliance with applicable requirements could result in the 2019 and/or 2023 and/or 2024 Investors' projected tax benefits not being realized and, therefore, require the Company to indemnify the 2019 Investor, 2023 Investor, and 2024 Investor for any loss or recapture of the 2019 NMTC, 2023 NMTC, and 2024 NMTC, respectively, related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. The Company does not anticipate any credit recapture will be required in connection with any of these financing arrangements.

The 2019 Investor, 2023 Investor, and 2024 Investor and its majority-owned community development entity are considered VIEs and the Company is the primary beneficiary of the VIEs. Because the Company is the primary beneficiary of the VIEs, they have been included in the consolidated financial statements. There are no other assets, liabilities or transactions in these VIEs outside of the financing transactions executed as part of the 2019 NMTC, 2023 NMTC, or 2024 NMTC arrangements, respectively.

20. Commitments and Contingencies

Havtech Litigation

On January 24, 2022, on of the Company’s former independent sales representative firms, Havtech, LLC (and its affiliate, Havtech Parts Division, LLC, collectively “Plaintiffs”), filed a compliant (the “Complaint”) in the Circuit Court for Howard County, Maryland (Havtech, LLC, et al., v. AAON, Inc., et al.). The Complaint challenged the Company’s termination of its business relationship with Plaintiffs. The Company removed the action to the United States District Court for the District of Maryland (Northern Division) and moved to dismiss the Compliant. Plaintiffs’ First Amended Compliant (“First Amended Complaint”) was entered by the court on July 28, 2022. The First Amended Complaint asserts that the Company improperly terminated Plaintiffs and seeks damages alleged to be no less than $48.6 million, plus fees and costs. The Company filed its Answer to First Amended Complaint on January 31, 2023.

On September 28, 2023, the parties attended a court-ordered settlement conference and agreed to resolve the case for $7.5 million. A settlement agreement was entered into on October 25, 2023 and the case has been dismissed with prejudice. The settlement of $7.5 million has been included in selling, general and administrative expenses on our consolidated statement of income. The final payment was made on October 26, 2023.

Other Matters

The Company is involved from time to time in claims and lawsuits incidental to our business arising from various matters, including alleged violations of contract, product liability, warranty, environmental, regulatory, personal injury, intellectual property, employment, tax and other laws. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies

as appropriate. We do not believe these matters will have a material adverse effect on our business, financial position, results of operations or cash flows.

We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed-price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. We had no material contractual purchase obligations as of December 31, 2025, except as noted below.

In 2023, the Company executed a five-year purchase commitment for refrigerants. In 2025 and 2024, the Company made payments of $5.6 million and $11.7 million on this contract, respectively. Estimated minimum future payments are $10.5 million, and $11.2 million for 2026 and 2027, respectively.

In 2025, the Company executed three one-year purchase commitments for raw materials. Estimated minimum future payments are $27.4 million for 2026. We had no other material contractual purchase obligations as of December 31, 2025.

21. New Accounting Pronouncements

Newly Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. We adopted this standard in the fourth quarter of 2025. Upon adoption, this ASU did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The new guidance requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The new guidance provides a practical expedient that allows entities, when estimating expected credit losses on current accounts receivable and current contract assets, to assume that economic conditions as of the balance sheet date will not change over the remaining life of those assets. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods, with early adoption permitted, and are required to be applied prospectively. Upon adoption, this ASU is not expected to have a material impact on the Company's financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The new guidance modernizes and simplifies the accounting for internal-use software, including eliminating the existing three-stage (preliminary project, application development, and post-implementation/operation) model, and introduces revised criteria for capitalization that better reflect current agile and iterative software development practices, including considerations for software with significant development uncertainty. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods, with various transition alternatives and early adoption permitted. We are currently evaluating the impact of this ASU on the Company’s financial statements and related disclosures and do not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The new guidance provides authoritative recognition, measurement, presentation, and disclosure requirements for government grants to business entities in the form of monetary assets or tangible nonmonetary assets, largely leveraging the recognition and measurement framework in IAS 20, and

reduces diversity in practice that had arisen from analogies to other GAAP. For public business entities, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual periods; for all other entities, the guidance is effective for annual periods beginning after December 15, 2029, including interim periods within those annual periods, with early adoption permitted. We are currently evaluating the impact of this ASU on the Company's financial statements and related disclosures and do not expect it to have a material impact.

22. Related Parties

The following is a summary of transactions and balances with affiliates:

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
Sales to affiliates	$ 7,772	$ 9,709	$ 7,860
Payments to affiliates	1,418	1,632	1,476

	December 31,	
	2025	2024
	(in thousands)	
Due from affiliates	$ 335	$ 1,055
Due to affiliates	—	369

The nature of our related party transactions is as follows:

- The Company sells units to an entity managed by a board member's immediate family. This entity is also one of the Company's Representatives and as such, the Company makes payments to the entity for third party products.
- The Company purchases some supplies from entities controlled by two of the Company's board members and a member of the Company's executive management team.
- The Company periodically makes part sales and made payments to a board member related to a consulting agreement.
- The Company periodically rents space partially owned by a Director for various Company meetings. These transactions ceased in the fourth quarter of 2025.
- The Company leases flight time of an aircraft partially owned by our President and CEO.

23. Segments

The Company has determined that it has three reportable segments for financial reporting purposes.

AAON Oklahoma: AAON Oklahoma engineers, manufactures, and sells highly configurable HVAC systems, designs and manufactures controls solutions, and sells aftermarket parts to customers through retail part stores and online. AAON Oklahoma includes operations at the Company's manufacturing facilities in Tulsa, Oklahoma; Memphis, Tennessee; and Parkville, Missouri, as well as two retail locations, the Norman Asbjornson Innovation Center ("NAIC"), and the Gary D. Fields Customer Exploration Center.

The NAIC is a world-class research and development laboratory accredited by the Air Movement and Control Association International, Inc. ("AMCA"), where our products are continuously tested under extreme environmental conditions to ensure optimal performance, efficiency, and value. The Gary D. Fields Customer Exploration Center showcases the engineering, design attributes, and premium build quality of our equipment alongside market alternatives.

AAON Coil Products: AAON Coil Products engineers and manufactures and sells semi-custom and custom HVAC systems as well as heating and cooling coils for use in HVAC systems, primarily for AAON Oklahoma, AAON Coil Products, and BASX. AAON Coil Products operates from our Longview, Texas manufacturing facilities, which also produce BASX-branded products.

BASX: BASX engineers, manufactures, and sells a wide range of custom, high-performance cooling solutions for the rapidly growing hyperscale data center market; ventilation solutions for cleanroom environments in the biopharmaceutical, semiconductor, medical, and agricultural sectors; and highly customized air handlers and modular solutions for a variety of markets. BASX operates from our manufacturing facilities in Redmond, Oregon, with additional support from facilities in Memphis, Tennessee, and Longview, Texas.

The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales, cost of sales, and gross profit directly attributable to our segments. The CODM does not evaluate operating segments using asset or liability information.

Due to the integrated nature of our Company as well as the increasing production of both AAON and BASX-branded products across different segments, other costs and expenses, such as selling, general and administrative including corporate expense, are evaluated and resources allocated at a consolidated level.

The following table summarizes certain financial data related to our segments and significant segment expenses and other segment items regularly reviewed by our CODM. During the fourth quarter of 2025, the Company modified sales of coils from AAON Coil Products to AAON Oklahoma to show at cost to be consistent with our other intercompany sales between segments. The revised methodology is intended to better reflect the manner in which the CODM evaluates segment performance and makes resource allocation decisions. As a result of this change, prior period segment results have been recast to conform to the current period presentation. The change did not affect consolidated net sales, cost of sales or gross profit. The cost of sales and gross profit amounts shown below are presented after elimination entries.

	Years Ended December 31,		
	2025	2024	2023
		(in thousands)	
AAON Oklahoma			
External sales	$ 801,209	$ 858,711	$ 897,919
Inter-segment sales	48,198	6,336	4,324
Eliminations	(48,198)	(6,336)	(4,324)
Net sales	801,209	858,711	897,919
Cost of sales[1]	569,121	538,124	566,513
Gross profit	232,088	320,587	331,406
AAON Coil Products			
External sales	$ 325,353	$ 143,871	$ 112,320
Inter-segment sales	16,005	20,192	27,492
Eliminations	(16,005)	(20,192)	(27,492)
Net sales	325,353	143,871	112,320
Cost of sales[1]	255,681	116,287	94,335
Gross profit	69,672	27,584	17,985
BASX			
External sales	$ 315,514	$ 198,053	$ 158,279
Inter-segment sales	502	666	1,480
Eliminations	(502)	(666)	(1,480)
Net sales	315,514	198,053	158,279
Cost of sales[1]	231,550	149,115	108,650
Gross profit	83,964	48,938	49,629
Consolidated gross profit	$ 385,724	$ 397,109	$ 399,020

[1] Presented after intercompany eliminations.

The reconciliation between consolidated gross profit to consolidated income from operations is as follows:

Consolidated gross profit	$ 385,724	$ 397,109	$ 399,020
Less: Selling, general and administrative expenses	239,480	188,014	171,539
Add: gain on disposal of assets	4	23	13
Consolidated income from operations	$ 146,248	$ 209,118	$ 227,494

The following table presents long-lived assets by reportable segment, which includes property and equipment, net and operating lease assets:

	December 31,	
	2025	2024
Long-lived assets	*(in thousands)*	
AAON Oklahoma	$ 400,316	$ 321,597
AAON Coil Products	157,752	122,515
BASX	91,182	81,680
Total long-lived assets	$ 649,250	$ 525,792

The following table presents intangible assets and goodwill, net, by reportable segment:

	December 31,	
	2025	2024
Intangible assets and goodwill	*(in thousands)*	
AAON Oklahoma	$ 25,600	$ 22,966
AAON Coil Products	4,235	—
BASX	135,964	137,186
Total intangible assets and goodwill	$ 165,799	$ 160,152

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025.

Based upon the evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective at December 31, 2025, to ensure the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control—Integrated Framework*. Based on our assessment, our management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K.

(c) *Changes in Internal Control over Financial Reporting*

There have been no changes in internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

AAON, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated March 2, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

March 2, 2026

Item 9B. Other Information.

Rule 10b5-1 Trading Arrangements

The following table describes contracts, instructions or written plans for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Name and Title of Director or Officer	Date of Adoption of Arrangement	Duration of the Arrangement	Aggregate Number of Securities to be Purchased or Sold Pursuant to the Arrangement
Rebecca A. Thompson	December 13, 2024	Terminated December 31, 2025	91,500
Chief Financial Officer & Treasurer	December 16, 2025	March 16, 2027	41,565

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 12, 2026.

Code of Ethics

We adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Rebecca A. Thompson, or by calling (918) 382-6216.

Item 11. Executive Compensation.

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 12, 2026.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 12, 2026.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of stockholders scheduled to be held May 12, 2026.

Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2025, 2024, or 2023.

Item 14. Principal Accountant Fees and Services.

This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 12, 2026.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial statements.

(1) The consolidated financial statements and the report of independent registered public accounting firm are included in Item 8 of this Form 10-K.

(2) The consolidated financial statements other than those listed at item (a)(1) above have been omitted because they are not required under the related instructions or are not applicable.

(3) The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this Form 10-K.

(b) Exhibits:

(3)	(A)	Amended and Restated Articles of Incorporation (i)
	(B)	Amended and Restated Bylaws (ii)
(4.1)		Amended and Restated Loan Agreement (dated November 24, 2021) and related documents (iii)
(4.2)		First Amendment to the Amended and Restated Loan Agreement (dated May 27, 2022) and related documents (iv)
(4.3)		Third Amendment to the Amended and Restated Loan Agreement (dated December 16, 2024) and related documents (v)
(4.4)		Fourth Amendment to the Amended and Restated Loan Agreement (dated April 4, 2025) and related documents
(4.5)		Fifth Amendment to the Amended and Restated Loan Agreement (dated May 29, 2025) and related documents (xii)
(4.6)		Sixth Amendment to the Amended and Restated Loan Agreement (dated December 29, 2025) and related documents (xiii)
(4.16)		Description of Securities
(10.1)		AAON, Inc. 2007 Long-Term Incentive Plan, as amended (vi)
(10.2)		AAON, Inc. 2016 Long-Term Incentive Plan (vii)
(10.3)		AAON, Inc. 2024 Long-Term Incentive Plan (viii)
(10.4)		Executive Severance Plan (adopted July 30, 2024) (ix)
(19)		AAON Insider Trading Policy (adopted December 11, 2024)
(21)		List of Subsidiaries
(23)		Consent of Grant Thornton LLP
(31.1)		Certification of CEO
(31.2)		Certification of CFO
(32.1)		Section 1350 Certification – CEO
(32.2)		Section 1350 Certification – CFO
(97.1)		Executive Officer Compensation Recovery Policy (x)
(99.1)		Membership Interest Purchase Agreement - Acquisition of BASX, LLC (dated November 18, 2021) (xi)
(101)	(INS)	Inline XBRL Instance Document
(101)	(SCH)	Inline XBRL Taxonomy Extension Schema
(101)	(CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase
(101)	(DEF)	Inline XBRL Taxonomy Extension Definition Linkbase

(101)	(LAB)	Inline XBRL Taxonomy Extension Label Linkbase
(101)	(PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase
(104)		Cover Page Interactive Data File (embedded within the Inline XBRL Document and included in Exhibit 101)

(i)	Incorporated herein by reference to the exhibit to our Form 10-Q dated June 30, 2024.
(ii)	Incorporated herein by reference to the exhibit to our Form 8-K dated March 9, 2023.
(iii)	Incorporated herein by reference to exhibit to our Form 8-K dated November 24, 2021.
(iv)	Incorporated herein by reference to the exhibits to our Form 8-K dated May 27, 2022.
(v)	Incorporated herein by reference to the exhibits to our Form 8-K dated December 16, 2024.
(vi)	Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915 dated June 24, 2008 and our Form S-8 Registration Statement No. 333-207737 dated November 2, 2015.
(vii)	Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016, our Form S-8 Registration Statement No. 333-226512 dated August 2, 2018, and our Form S-8 Registration Statement No. 333-241538 dated August 6, 2020.
(viii)	Incorporated herein by reference to our Form S-8 Registration Statement No. 333-279594 dated May 21, 2024 and our Form S-8 POS Registration Statement No. 333-241538 dated June 25, 2024.
(ix)	Incorporated herein by reference to the exhibit to our Form 8-K dated July 30, 2024.
(x)	Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
(xi)	Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
(xii)	Incorporated herein by reference to the exhibits to our Form 8-K dated May 29, 2025.
(xiii)	Incorporated herein by reference to the exhibits to our Form 8-K dated December 29, 2025.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AAON, INC.

Dated: March 2, 2026	By:	/s/ Matthew J. Tobolski
		Matthew J. Tobolski Chief Executive Officer
Dated: March 2, 2026	By:	/s/ Rebecca A. Thompson
		Rebecca A. Thompson Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 2, 2026	/s/ Matthew J. Tobolski Matthew J. Tobolski Chief Executive Officer and Director (principal executive officer)
Dated: March 2, 2026	/s/ Rebecca A. Thompson Rebecca A. Thompson Chief Financial Officer (principal financial officer)
Dated: March 2, 2026	/s/ Rebecca A. Thompson Rebecca A. Thompson Principal Accounting Officer
Dated: March 2, 2026	/s/ Norman H. Asbjornson Norman H. Asbjornson Director
Dated: March 2, 2026	/s/ Gary D. Fields Gary D. Fields Director
Dated: March 2, 2026	/s/ Angela E. Kouplen Angela E. Kouplen Director
Dated: March 2, 2026	/s/ Caron A. Lawhorn Caron A. Lawhorn Director
Dated: March 2, 2026	/s/ Stephen O. LeClair Stephen O. LeClair Director
Dated: March 2, 2026	/s/ A.H. McElroy II A.H. McElroy II Director
Dated: March 2, 2026	/s/ David R. Stewart David R. Stewart Director
Dated: March 2, 2026	/s/ Bruce Ware Bruce Ware Director
Dated: March 2, 2026	/s/ Luke A. Bomer Luke A. Bomer Secretary

Use of Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), additional non-GAAP financial measures are provided and reconciled in the following tables. The Company believes that these non-GAAP financial measures, when considered together with the GAAP financial measures, provide information that is useful to investors in understanding period-over-period operating results. The Company believes that this non-GAAP financial measure enhances the ability of investors to analyze the Company's business trends and operating performance as they are used by management to better understand operating performance. Since adjusted net income, adjusted net income per diluted share, EBITDA, adjusted EBITDA, and adjusted EBITDA margin are non-GAAP measures and are susceptible to varying calculations, adjusted net income, adjusted net income per diluted share, EBITDA, adjusted EBITDA, and adjusted EBITDA margin, as presented, may not be directly comparable with other similarly titled measures used by other companies.

EBITDA and Adjusted EBITDA

EBITDA (as defined below) is presented herein and reconciled from the GAAP measure of net income because of its wide acceptance by the investment community as a financial indicator of a company's ability to internally fund operations. The Company defines EBITDA as net income, plus (1) depreciation and amortization, (2) interest expense (income), net and (3) income tax expense. EBITDA is not a measure of net income or cash flows as determined by GAAP. EBITDA margin is defined as EBITDA as a percentage of net sales.

The Company's EBITDA measure provides additional information which may be used to better understand the Company's operations. EBITDA is one of several metrics that the Company uses as a supplemental financial measurement in the evaluation of its business and should not be considered as an alternative to, or more meaningful than, net income, as an indicator of operating performance. Certain items excluded from EBITDA are significant components in understanding and assessing a company's financial performance. EBITDA, as used by the Company, may not be comparable to similarly titled measures reported by other companies. The Company believes that EBITDA is a widely followed measure of operating performance and is one of many metrics used by the Company's management team and by other users of the Company's consolidated financial statements.

Adjusted EBITDA is calculated as EBITDA adjusted by items in non-GAAP adjusted net income, above, except for taxes, as taxes are already excluded from EBITDA.

The following table provides a reconciliation of net income (GAAP) to EBITDA (non-GAAP) and Adjusted EBITDA (non-GAAP) for the periods indicated:

	Years Ended December 31,		
	2025	2024	2023
Net income, a GAAP measure	107,593	168,559	177,623
Depreciation and amortization	79,191	62,735	46,468
Interest expense	17,726	2,905	4,843
Income tax expense	21,159	38,032	45,531
EBITDA, a non-GAAP measure	225,669	272,231	274,465
Memphis incentive fee[1]	6,105	-	-
Litigation settlement[2]	-	-	7,500
Profit sharing effect[3]	(519)	-	(750)
Adjusted EBITDA, a non-GAAP measure	231,225	272,231	281,215
Adjusted EBITDA margin	16.0%	22.7%	24.1%

[1] *The incentive fee relates to fees payable to our real estate broker associated with the acquisition of our Memphis, Tenn. plant for a percentage of the incentives awarded to us by various entities.*

[2] *Litigation settlement associated with AAON's termination of business relationship with a former independent sales representative firm.*

[3] *Profit sharing effect of adding back the Memphis incentive fee and litigation settlement in the respective periods.*

"Our organization is **evolving with intention** by **expanding capabilities, deepening expertise,** and **building on the strengths** that have guided us from the beginning."

—Matt Tobolski, CEO

AAON Officers and Board

AAON, Inc. Officers
Positions and Ages as of March 12, 2026

Matt Tobolski 42
Chief Executive Officer

Rebecca Thompson 47
Chief Financial Officer and Treasurer

Casey Kidwell 47
Chief Administrative Officer

Doug Wichman 38
Executive Vice President and General Manager, AAON Business Unit

Matt Shaub 49
Executive Vice President and General Manager, BASX Business Unit

AAON, Inc. Board of Directors
Positions and Ages as of March 12, 2026

Norman H. Asbjornson 90
Founder and Former Chief Executive Officer
AAON

Gary D. Fields 66
Special Advisor to the Board and Former Chief Executive Officer
AAON

Matt Tobolski 42
Chief Executive Officer
AAON

Angela E. Kouplen 52
Senior Vice President and Chief Human Resources Officer
ONE GAS, INC.

Caron A. Lawhorn 65
Retired, Senior Vice President and Chief Financial Officer
ONE GAS, INC.

Stephen O. LeClair 57
Chairman and Former Chief Executive Officer
CORE & MAIN, INC.

A.H. McElroy II 63
President and Chief Executive Officer
MCELROY MANUFACTURING, INC.

David R. Stewart 70
Chief Administrative Officer and Trustee
OKLAHOMA ORDNANCE WORKS AUTHORITY

Bruce Ware 50
Retired, Corporate Vice President and Group Head Joint Venture Capital Raising
DAVITA, INC.

Transfer Agent and Registrar

Computershare
PO Box 43006
Providence, Rhode Island 02940-3006

Auditors

Grant Thornton LLP
6120 South Yale Avenue, Suite 1400
Tulsa, Oklahoma 74136

General Counsel

Johnson & Jones, P.C.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

Common Stock

NASDAQ–AAON

Investor Relations

Joseph Mondillo
Director of Investor Relations
(617)877-6346
joseph.mondillo@AAON.com

Executive Offices
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

The AAON Team

CODY AABY
BRYAN ABBOTT
BENJAMIN ABELEIN
ANTHONY ABLES
BREANTRENIECE ABNEY
MICHAEL ABRAHAMSON
KIONDRIC ABRON
LUIS ACEDO CHUCHON
RAUL ACEDO ZELAYARAN
OSMARYS DE LOS ANGELES ACEVEDO
KEYLA ACEVES
CHRISTOPHER ACKLEY
JEANNETTE ACLES
CLAY ACOSTA
MIRIAN ACOSTA
MA ACOSTA DE AGUAYO
ALFREDO ACOSTA JIMENEZ
ANDRES ACUNA
RAQUEL ACUNA SEGURA
PETRA ADAME
ASHLEY ADAMS
COOPER ADAMS
DAKOTA ADAMS
DAVID ADAMS
DEANTRE ADAMS
DERRICK ADAMS
ERICA ADAMS
GARY ADAMS
JAMILAH ADAMS
JOHN ADAMS
KENDALL ADAMS
KYLER ADAMS
MALAYSIA ADAMS
PAUL ADAMS
REBECCA ADAMS
RICHARD ADAMS
RONNETTE ADAMS
RYAN ADAMS
WILLIAM ADAMS
THURMAN ADAMS III
JENNIFER ADAMS-GERMANOS
JORDAN ADAMSON
AARON ADKINS
ANTOINE ADKINS
TIMOTHY ADMIRE
JACK ADRIAN
LEAH AFFELDT
ASLAM AFGHAN
NIKWALI AFGHAN
SHABA NOOR AFGHAN
BRENT AFZAL
YOLIMAR AGELVIS ARELLANO
AGRIPPA AGRIPPA
KETLYN AGRIPPA
MARIE AGUERO
GIOVANNI AGUILAR
JOSE AGUILAR
MARIA AGUILAR
ANDREA AGUIRRE
CARLOS AGUIRRE
EDDUYS AGUIRRE
MIGUEL AGUIRRE
JUAN AGUIRRE-RODRIGUEZ
LESBIA AGUSTIN MORALES
MYNOR AGUSTIN MORALES
BRIAN AHERN
CAMERON AHERN
AHMAD AHMADI
ZEESHAN AHMED
NICOLE AICHELE
BERNY AIEN
EMINE AITOMY
HARRY AIZAWA
HENRY AIZAWA
IHSAAN AJAMU
FATIH AKBAS
EMILY AKIN
NADER AL HASHMI
AUSS AL SULTAN
DANIEL ALAGDON
VENESSA ALANIZ
FERNANDO ALARCON LEAL
LUIS ALASTRE
ALEXIS ALBIN
STEPHEN ALBIN
ROBERTO ALDACO
ALEJANDRA ALEGRIA REYES
MARIA ESTELA ALEJANDREZ MATA
LEOSMARY ALEJOS TORREALBA
CELIA ALEMAN
CRECENCIANA ALEMAN MAXIMO
MAURICIO ALEMAN SANCHEZ
CRYSTAL ALEMY
GREGG ALEMY
DAYMOND ALEXANDER
ERICA ALEXANDER
HAYLY ALEXANDER
JOSIAH ALEXANDER
KEAJIAH ALEXANDER
MARQUIS ALEXANDER
ZACHARY ALEXANDER
DAKENDRE ALFORD
LEONARDO ALFORD
MELANIE ALFORD
SHANNON ALFORD
JULFIKAR ALI
ANISIO ALIWIS
ANDREA ALLEN
BRANDON ALLEN
BREONTAE ALLEN
CHARLES ALLEN
CORBAN ALLEN
ERIC ALLEN
JAQUAN ALLEN
JOHN-PAUL ALLEN
LARRY ALLEN
MARCUS ALLEN
QUENTIN ALLEN
SCOTTY ALLEN
TEDRIC ALLEN
TREVOR ALLEN
VALERIANA ALLENDE
ROME ALLISON
TREVOR ALLISON
BERENICE ALONSO-CHAVEZ
ANGEL ALSTON
JAMES ALSTON
HECTOR ALTAMIRANO
HERTZEL ALTER
SONIA ALTER ESPINA
ELIZABETH ALVARADO
EMMANUEL ALVARADO
ISAAC ALVARADO
JOSE ALVARADO
LINCY ALVARADO
NATALIE ALVARADO
RAFAEL ALVARADO
RIGOBERTO ALVARADO
ADRIAN ALVARADO MONZON
JOSE ALVAREZ
JOSEFINA ALVAREZ
ANDERSON AMACIFEN
JUANITA AMADOR
MARILU AMARO
JAMES AMBROSE
VALERIA AMBROSIO
DELAJAN AMIRI
DINULLAH AMIRI
KERAMUDIN AMIRI
MOHAMMAD AMIRI
ROHULLAH AMIRI
WAISULLAH AMIRI
COURTNEY AMOS
DONOVAN AMOS
SHERRY AMOS-WYDERMYER
ALEKSANDAR ANDELOVIC
LESLIE ANDERS
JENS ANDERSEN
ANTHONY ANDERSON
ANTJUAN ANDERSON
AUDREYONA ANDERSON
BRENT ANDERSON
CHRISTY ANDERSON
CORDARIUS ANDERSON
DAVID ANDERSON
JAIREN ANDERSON
JASON ANDERSON
JEROD ANDERSON
KATRINA ANDERSON
KRISTOFER ANDERSON
MICHAEL ANDERSON
RHYAN ANDERSON
RYAN ANDERSON
SHADERIA ANDERSON
TREYVON ANDERSON
WANDA ANDERSON
ALBERT ANDING
MORELIA ANDRADE
CARLOS ANDRES
RENITA ANDREW
AUSTIN ANDREWS
JOSEPH ANDREWS
RUSSELL ANDREWS
TYNIECE ANDREWS
WILLIE ANDREWS
JOSEPH ANDRUS
FELIPE ANGEL
JONATHAN ANGIERI
DYLAN ANGLIN
WESLEY ANSELME
YOHANNA ANTEQUERA COLINA
MICHAEL ANTHAMATTEN
JACQUELYN ANTHONY
KRIS ANTOSH
CHRISTOPHER ANTUNEZ DUARTE
DAILYS ANZOLA VASQUEZ
WLADIMIR APONTE
JACOBB APPLEGATE
ALEXANDER AQUINO
JOE AQUINO
SAMRA ARAIN
ANA ARAUJO
JESUS ARAUJO
LAURA ARAUJO GONZALEZ
FURCHE-YAMILE ARCIGA
STEFFIS AREA GUERRERO
JESUS ARELLANES RAMIREZ
ALAN ARELLANO
JAVIER ARELLANO
JOSE ARELLANO
SABAS ARELLANO SANCHEZ
SALVADOR ARELLANO SANCHEZ
JOSEPH AREVALO
HASEBULLAH ARGHANDIWAL
MAURICIO ARGUMEDO
FIDEL ARGUMEDO RANGEL
MANUEL ARIAS-RAMIREZ
BAKHT ARMANI
DOUGLAS ARMAS
JOSHUA ARMAS
AUSTIN ARMENDARIZ
LUCAS ARMENTOR
DAVID ARMSTRONG
JERI ARMSTRONG
XODRICK ARMSTRONG
JASON ARNOLD
NELSON ARNOLD
RICHARD ARNOLD
CONNER ARP
TOMMY ARREDONDO
ALBERTO ARREGUIN
ALEXIS ARREOLA
RAMIRO ARREOLA
CLARISSA ARRIAGA
CLARIZETTE ARRIAGA
STEVEN ARRINGTON
DANIEL ARROYO
GERARDO ARROYO
ROSA ARROYO SANCHEZ
BRANDON ARTHUR
ADRIAN ARTOLA BOBADILLA
JERMAN ASBERRY
JOHN ASHLEY JR
DAVID ASHLOCK
SHAUN ATCHISON
MALIK ATES
RINITA ATIN
ZAKIYYAH ATKINS
RILEY ATKINSON
FINAILEEN ATTAN
CHAN MYAE AUNG
THIHA AUNG
CHRISTOPHER AUSBORN
ROBERT AUSMUS
AUSTIN AUSTIN
JAMES AUSTIN
JAMES AUSTIN
SEMAJ AUSTIN
SHAVONTAE AUSTIN
ZAIRE AUSTIN
MARIO AVANT
NOLA AVANT
FIDENCIO AVEJA
AGUSTIN AVELAR QUINTERO
JACOB AVEN
JOSE AVILA
JOSEPH AVILA
KEVIN AVILA CASTANEDA
YOLANDA AVILA CASTANEDA
ALEXANDER AVILES
BERTIN AVILES
JONATHAN AVILES
ZIN AW
NANG AWN
ANGEL AYALA
ROBYN AYDELOTT
JUSTIN AYERS
KRISTIN AYLETT
RYAN AYLING
KEVIN AYVAR
ABDUL AZIZ
SHAHABUDDIN AZIZI
KELLY BABBITT
MATTHEW BACA
NORA BACKUS
CHARLES BAER
JOSE BAEZ ALOMAR
EDGAR BAEZA
JACOB BAIER
JUSTIN BAILEY
CODY BAKER
DENNIS BAKER
JASON BAKER
BAKHT ALI BAKHTYAR
JUAN BALANDRAN
HELEN BALAUSEAC
NATHAN BALDEON
JOHN BALDWIN
ZACHARY BALDWIN
TOMMY BALL
TOMMY BALL
BENJAMIN BALLARD
CYNTHIA BALLARD
ROXANNE BALLARD
SUNI BALLARD
PEDRO BALTAZAR
ERICK BALTAZAR INES
CLAUDIA BANDA
LUIS BANDA
HUMBERTO BANDERAS PENA
KELLIE BANKS
LAREESIA BANKS
VINCENT BAPTISTA
ISRAEL BARAHONA
ALEX BARAJAS
MARINA BARAJAS VALDEZ
JAY BARBEAU
BLAKE BARBER
JACOB BARBER
KAMETRIA BARBER
MYLES BARBER
JACKELINE BARBOZA
YESSICA BARBOZA
CHETT BARCELONA
CHETT BARCELONA
CURTIS BAREFIELD
THORTON BAREFOOT
BRAEDEN BARGER
BRYCE BARKER
DAVID BARKLEY
JUSTIN BARLETT
LEROY BARNABAS
JENELLE BARNES
KAMRON BARNES
RENATA BARNES
TERRIE BARNES

ANA BARRAGAN DE ALTENEH
ELIZABETH BARRERA
JUAN BARRERA
LITZY BARRERA ROMERO
ALVIN BARRETT
KAHEEM BARRETT
LOGAN BARRETT
JAVIER BARRIOS
ROGER BARRIOS
WENDY BARRIOS
TERESA BARRON
JOHNATHAN BARRY
JOSHUA BARRY
QURON BARRYER
DAVID BARTELS
HANNAH BARTELS
JAMES BARTLETT
FRANCISCO BARTOLO GAONA
FRANK CARL BATES
JACOB BATES
SHERRY BATES
PHILIP BATTERSON
MICHAEL BAUER
JAMES BAUGH
STUART BAUGH
MARITZA BAUTISTA
GIN BAWI
MARY BAWI
JOSHUA BAWI LING
PIANG BAWL
MICHAEL BEACH
ALEXIS BEALL
KELISHA BEALS
ANTHONY BEAN
GENE BEAN
JASON BEAN
NEOPOLITAN BEAN
ALLEN BEARD
CANDID BEARD
REGINALD BEASON
JACOB BEATTY
MARCUS BEATTY
ELIGIO BECERRA
JAMES BECK
JEREMY BECK
JOE BECK
SHANNON BECK
VICKIE BECK
LIONEL BECKMAN
NEILANA BECKNELL
KADOKRAYIA BECKWORTH
JUSTIN BECNEL
LINDSAY BEDFORD
CORBIN BEELER
MARTRAY BEHN
MARK BEHN JR
CYNTHIA BEISEL
LEGEN BELCHER
CYRUS BELIZI
BRIAN BELL
CHRISTOPHER BELL
DEVANTE BELL
EFTON BELL
ISAAC BELL
LAMAR BELL
STEPHEN BELL
ZAKEYIA BELL
RUBEN BELLIDO FERRER
DENNYS BELLO BRACHO
DYLAN BELTON
SHAWN BENDELE
TREMAYNE BENDER
ISABEL BENITEZ
JAIME BENITEZ
JAVES BENITEZ
OSBALDO BENITEZ
OSCAR BENITEZ
VANESSA BENITEZ
EURYBEL BENITEZ VILLEGAS
BRIAN BENNETT
BRYAN BENNETT
DUSTYN BENNETT
RICK BENNETT
FRANCIS BENNETT JR
SEBETHA BENSLEY
DANIEL BENSON
DAVID BENSON
KELLEY BENSON
PIERCE BENSON
JANELL BENTON
JARED BENTON
TYUANNA BENTON
MARC BERBIG
KAILEY BERG
CHRISTIAN BERGER
KRISTOFER BERGGREN
ANDREW BERGLUND
LAWRENCE BERGSTROM
YOSSIMAR BERISTAIN
LIDIA BERNAL BECERRA
KIMSON BERNARD
CURTIS BERRY
DAVID BERRY
DEMEKO BERRY
MARCIANN BERRY
MICHAEL BERRY
RANDALL BERRY
ELLIOT BERRYHILL
SERGIO BESERRA
BALDEMAR BETANCOURT
NANCY BETANCOURT LABRA
JEROME BETHEA
JAMMIE BETHEL
ANKIT BHARTI
MARCQUES BIAGAS
NICHOLAS BIERMAN
DANIEL BIGBY
KENNETH BIGHAM JR
ROBERT BIGPOND
WILLIAM BIGPOND
JAMES BILBREY
KELSIE BILLETER
JAMES BILLINGS
BRADLEY BISHOP
ROBERTT BISHOP
COLTON BLACK
TREY BLACK
CASEY BLACKBURN
SIMON BLACKBURN
ETHAN BLACKMAN
ELIJAH BLACKSTONE
MARVIN BLADES JR
DANIEL BLAGG
JACOB BLAIR
JONATHAN BLAIR
PERRY BLAIR
TASIA BLAIR
CAMDEN BLAKELY
MAXIMILLIAN BLAKEMORE
JOHN BLANCO GERON
MARK BLANKS
LACRETIA BLANTON
BEAU BLEA
CHRISTOPHER BLEDSOE
BLEDSOE
DAVID BLEVINS
DEVON BLOOD
DUSTIN BLOOD
JACK BOBADILLA
KARLA BOBADILLA
JAMES BOBBITT
NICHOLAS BOBBITT
WESLEY BOECKMAN
DANIEL BOELK
JAYDEN BOGART
CHARLES BOGGIO
LHING BOI
THANG BOI
WESTON BOISA
NICHELE BOISSEAU
BRANDON BOLAND
DAMIAN BOLDEN
MATTHEW BOLL
DANIEL BOMER
GARRETT BONEY
JOSHUA BONEY
MICHAEL BONEY
ERIC BONILLA
JOSE BONILLA CANIZALEZ
LUCIA BONILLA FERNANDEZ
DEBRA BONNER
ENRIQUE BORDALLO AGUILAR
ERIC BORDERS
LUCAS BORDYCOTT
JACOB BORING
ROGER BORJA BARREIRO
GUSTAVO BORJAS
YURACITH BORRERO
JOSEPH BOSS
CINDY BOSTICK
JULES BOTOMBA
ASHLEY BOUTWELL
JAMICA BOWENS
AUSTIN BOWERS
DANIEL BOWERS
ALEXANDER BOWKER
JOSHUA BOWLER
SHANNON BOWLING
EUGENE BOWMAN
PATRICIA BOWMAN
RODERICK BOWMAN
ALICE BOYCE
MARIO BOYCE
DEANTHONY BOYD
HARVEY BOYD
JOHN BOYD
JUSTIN BOYD
TORREY BOYKIN
ROIBY BRACHO QUINONES
DAVID BRADFIELD
KAZACKERAS BRADFORD
CANDIDA BRADLEY
DANIEL BRADLEY
LAKESHIA BRADLEY
RIOS BRADLEY
SHAVESHIA BRADLEY
JEREMIAHA BRAGGS
NICHOLAS BRANCH
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DANIEL BRANDT
CHRISTOPHER BRANTLEY
HAROLD BRANTLEY
JOHN BRANTLEY
ERIK BRANTNER
THOMAS BRASHER
HAYLIE BRAULIK
JAMES BRAUN
JAIRO BRAVO
JAKAYLA BRAVO
JAMIE BRAVO
LORENA BRAVO
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MARKESHA BRAZZELL
KATHLEAN BRELAND
PORTER BRENNAN
MICHAEL BRESSERS
SETH BRESSLER
DAVID BREWER
DESMOND BREWSTER
JONATHAN BREWSTER
JAMES BRICKEY
MITCHELL BRIGDEN
GREGORY BRIGGS
JILLIAN BRIGGS
JAIME BRIGHT
MARY ANNE BRIGHTWELL
STEVEN BRIGHTWELL
RILEY BRILL
JA BRIM
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BRISA BRISENO
MYLES BROADAWAY
EDITH BROADIE
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JAZMINE BROADUS
ANNE BROCKMAN
DUSTIN BROD
JUSTIN BRODERICK
MARK BROMING
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WINSTON BROSEKE
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AMANDA BROWN
AUSTIN BROWN
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CHARLES BROWN
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EDWARD BROWN
EXXON BROWN
JOSIE BROWN
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KEYOTRICK BROWN
KIMIESHA BROWN
KYLAN BROWN
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MICHAEL BROWN
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PAIGE BROWN
PHILLIP BROWN
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RAYMOND BROWN
RODNEY BROWN
SARAH BROWN
SAVION BROWN
SHENEQUA BROWN
TIMOTHY BROWN
WILLIAM BROWN
WILLIE BROWN
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MISHELL BROWNLEE
JOSEPH BROYLES
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JOHNNY BUCKLEY
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RICHARD BUFFINGTON
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ADRIAN BUTLER
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JORRIN CARTER
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STEPHEN CARTER
TAMERA CARTER
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LUCIA CASTILLO LEOS
ALEX CASTRO
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FELICIA CASTRO
JAVIER CASTRO
JOHNATHAN CASTRO
LATHAN CASTRO
MELISSA CASTRO
YAGUARIN CASTRO
MARIO CASTRO JR
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DONALD CATHEY
ROUCHELLE CATHEY
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BRENDAN CATLETT
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ESTEPHANY CAVELLO GONZALEZ
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HECTOR CAZARES
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LILIA CERVANTES
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ALICIA CERVANTES BUSTAMANTE
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BRYAN CHADWELL
MARIA CHAIREZ
GUADALUPE CHAIREZ GALAN
KAYUNDU CHALAKEE
ZO CHAMA
BRANDEN CHAMBERS
JONATHON CHAMBERS
RICKY CHAMBLISS
DEIBIS CHAMBUCO
THOMAS CHANCE
CARRIE CHANDLER
KEVIN CHANDLER
CHELSEA CHANEY
JENNIFER CHANG
KEVIN CHAPMAN
PATRICK CHAPMAN
AUSTIN CHARLEY
ROBERT CHARLEY
ALEEX CHATKEHOODLE
CHRISTOPHER CHATMAN
WALKER CHAVARRIA
EDGAR CHAVEZ
ERIK CHAVEZ
GREGORY CHAVEZ
JOSELYN CHAVEZ
VICTORIANO CHAVEZ
ELIZABETH CHAVEZ-HERNANDEZ
ZHENYU CHEN
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HAO CHING
FNU CHINGNGAIHDAMI
SAW CHIT
SAW HLA CHIT
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CASEY CHOATE
CHRISTOPHER CHOATE
EDDIE CHOATES
TERRANCE CHOICE JR
HEM CHONGLOI
KIMBOI CHONGLOI
MANGKHONGAM CHONGLOI
KAREN CHRISTENSON
JAMES CHRISTIAN
LACRISHIA CHRISTIAN
RICQUILA CHRISTIAN
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TONY CHUNG
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AWI CIANG
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MAU CIIN
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HAU CIN
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THANG CIN
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AIH CING
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CIIN CING
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CIIN CING
CING CING
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DIM CING
DIM CING
DIM CING
DIM CING
DON CING
GO CING
HAU CING
HAU CING
HAU CING
HUAI CING
KAM CING
KHUAL CING
LIAN CING
MA NGO SUAN CING
MAN CING
MAN CING
MAN CING
MAN CING
NANG CING
NEM CING
NEM CING
NEM CING
NEM CING
NGAI CING
NGAI CING
NGAWIH CING
NGO CING
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NIANG CING
NIANG CING
NIANG CING
NIANG CING
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NING CING
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THANG CING
VERONICA CING
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DAVID CIRIACO
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KAMPHI CLAIBORNE
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LOURDES CLANCE
AMY CLARK
ANDREW CLARK
GEORGE CLARK
HARRISON CLARK
JAMES CLARK
JASON CLARK
MADISON CLARK
MICHAEL CLARK
MOLLY CLARK
NATASHA CLARK
DERRICK CLAY
BRYANT CLAY HOPKINS
JACQUEZ CLAYTON
NATHAIEL CLAYTON
TONYA CLEEK
JON CLEMENSON
JUAN CLEMENTE VALLADARES
WILLIAM CLEVELAND
WILLIAM CLEVELAND
CALLIE CLICK
ANDREA CLINE
CLIFTON CLINE
BRON CLINESMITH
JACE CLONINGER
TERRY CLONTZ
JOHN CLOUD
MARTEVIA CLOUGH
MICHAEL CLOUGH
MARK COBB
CAMYRIA COBY
CHRISTOPHER COBY
HAILEE COCANOUGHER
JAMES COCHRAN
DANGELO COCKENY
JEROMY COCKRELL
TROY COCKRUM
AUBREY CODY
RILEY COE
KYLE COEN
ALEESA COFFER
CORY COFFEY
JASON COGGINS
LEONEL COHETZALTITLA
KARINA COIRA HIRALDO
RAFAEL COIRA HIRALDO
WALTER COLCLASURE
GERALD COLE
MICHAEL COLE
ROBERT COLE
BECA COLEMAN
BRYANT COLEMAN
DEMARIO COLEMAN
EDWARD COLEMAN
JAMES COLEMAN
TORREO COLEMAN
TYLER COLEMAN
VONTRAVIUS COLEMAN
GLORIA COLIN

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CHRISTOPHER COLLINS
JENNIFER COLLINS
JONAH COLLINS
KEITH COLLINS
MARK COLLINS
MYRA COLLINS
BERNIE COLMENARES
AARON COLUMBUS
DAVID COMER
MATTHEW COMFORT
JAMAL CONLEY
DAMON CONN
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LUIS CONTRERAS
YESENIA CONTRERAS
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AUSTIN COOK
MARK COOK
MATTISHA COOK
MICHAEL COOK
QUENTIN COOK
RAYMOND COOK
ROGER COOK
STEVEN COOK
STEPHEN COOK JR
ALAINA COOKS
ALFRED COOKS
DEANDRE COOKS
TREY COOLEY
MICHAEL COOLIDGE
SCOTT COON
AMANDE COOPER
CHRISTOPHER COOPER
ELACIA COOPER
GREGORY COOPER
JAMES COOPER
JEREMI COOPER
NICHOLAS COOPER
RICHARA COOPER
ROMEO COOPER
JAYLYN COOPERWOOD
AARON COPELAND
STACEY CORDELL
JASON CORDES
MARIANA CORDOVA
NOAH CORKER
SAMUEL CORLISS
ANDREW CORONA
MARIA CORONA
GENOVEVA CORONA DE RIVERA
MARIA CORREA CORONEL
ABIMAEL CORREA GUZMAN
ENRIQUE CORTES
MARCOS CORTES-VAZQUEZ
MICHAEL CORTEZ
MATTHEW CORY
MAYDAY COSMES
FRED COTTON
MEAGAN COTTON
ARMONI COTTRELL
ARMANDINA COVARRUBIAS DE GUZMAN
ELIZABETH COWAN
JONATHAN COWAN
SHEILA COWAN HAMILTON
ANTONIO COX
LORNE COX
SHAWANDRA COX
THOMAS COX
JAMARCUS COYLE
LAMARCUS COYLE
SARAH COYNOR
TAYLOR COYNOR
ADRIAN CRABTREE
JACOB CRABTREE
KATHLEEN CRABTREE
STEPHAN CRABTREE
SHAWN CRAIG
CHRISTINA CRAIN
JERRY CRANE
ISAIAH CRAUSE
JORDAN CRAVEY
ALBERT CRAWFORD
BRADLEY CRAWFORD
DARRELL CRAWFORD
JOSEPH CRAWFORD
MICHAEL CRAWFORD
RYAN CRAWFORD
THOMAS CRAWFORD
WESLEY CRAWFORD
ZEUS CRAWFORD
WALTER CRAWLEY
COURTNEY CRAYNE
JACOB CRAYNE
GLENDALE CREECH
AMANDA CREEKMORE
JENNIFER CREEKMORE
BRENDA CRENSHAW
MARCO CRISP
JAKE CRISS
SAM CRISS
JOSEPH CRIST
ZOEY CRITES
HEATH CRITTENDEN
ACIE CROCKETT
WILLIAM CROCKETT
DAMON CROSBY
JOSH CROSBY
MICHAEL CROSBY
WALTER CROSBY
ZIY'NYHA CROSBY
RILEY CROSS
MATTHEW CROUCH
CALEB CROUSE
DARRELL CROW
TERRY CROW
AARON CROWDER
CAMERON CROWDER
DAVONDRICK CROWE
ALMA DELIA CRUZ
ANA CRUZ
GONZALO CRUZ
JOSE CRUZ
RICARDO CRUZ
MARIA CUELLAR
CARLOS CUESTA
FRANCISCO CUEVAS
EDUARDO CUICAS
RYAN CULBERSON
MEGAN CULLEN
MARK CULP
CHRIS CUMMINGS
ROBERT CUMMINGS
ALEJANDRO CUNHA
ALLYSON CUNNINGHAM
DAISY CUNNINGHAM
LINDSY CUPPS
BRANDON CURTIS
TYLER CURTIS
MORGAN CUSTER
GABRIAL CUTRER
KELLY CUTTING
GUSTAVO CUYAN
KEVIN CYRUS
NICHOLAS DACUS
ZIRAM DAHKUM
ASHLEY DAIGLE
MATTHEW DAJANI
GO DAL
JOHN DAL
LAL DAL
LIAN DAL
NANG DAL
NENG DAL
BIRESH DALBOT
CODY DALTON
HAU DAM
VITA DANDRIDGE
HENLEY DANG
STEPHEN DANGOTT
DANNY DANIELS
DARION DANIELS
JUSTIN DANIELS
LAQUENTIN DANIELS
RONALD DANIELS
SERENITY DANIELS
TOBIAS DANIELS
MITCHEL DANN
LAWRENCE DARDEN
RODNEY DARDEN
RONDARIUS DARDEN
ROOKE DARE
MICHAELA DARNELL
DEVONDRICK DARTY
SCOTT DAVEY
DAVIONYA DAVIDSON
JENIFUR DAVIDSON
AMANDA DAVIDSON-GOLIEN
DAVID DAVILA
JOSE DAVILA MOLINA
ABBEY DAVIS
ANYA DAVIS
ARTHUR DAVIS
BESSIE DAVIS
BRITTANY DAVIS
CAMERON DAVIS
CASSANDRA DAVIS
DARRYL DAVIS
DIANE DAVIS
DOMINICK DAVIS
DYLAN DAVIS
ERIC DAVIS
EVAN DAVIS
FAYTH DAVIS
JADEN DAVIS
JEFFREY DAVIS
JEROME DAVIS
JERRY DAVIS
JIMMY DAVIS
JONATHAN DAVIS
KILIAN DAVIS
LACEY DAVIS
LESLIE DAVIS
LEVERTIS DAVIS
LONNIE DAVIS
LTYA DAVIS
MARCUS DAVIS
MATTHEW DAVIS
MICHAEL DAVIS
NICHOLAS DAVIS
QUAMELO DAVIS
QUATRON DAVIS
RODNEY DAVIS
SHYKELIA DAVIS
STEPHEN DAVIS
TORI DAVIS
TRAVIS DAVIS
VICKI DAVIS
BILLY DAVIS JR
CLIFTON DAVIS JR
RANDALL DAVIS JR
NIAZ WALI DAWLAT ZOY
MERAJUDIN DAWLATZADA
GEORGE DAY
JORGE DE LA PAZ
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EVA DE LA TORRE
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QUADRICUS DEAN
ZACHARY DEAN
MAYSON DEANE
JAMES DEATHERAGE
JAMES DEATHERAGE
BRICE DECAMP
RICHARD DECAMP
STEVEN DECKER
EMILIO DEDIOS
KIELY DEDIOS
MATTHEW DEGRACIA
DRUE DEHOFF
TUANG DEIH
CING DEIH MANG
ANDREW DEISHLER
JA'BRALON DEITZ
MICHAEL DEITZ
RICHARD DELANCY
ISMAEL DELAPAZ
MATIAS DELAPENA JR
DOREEN DELEO
ALI DELGADO
GISELL DELGADO AGUIRRE
SETH DELMORE
JUANA DELOBO
HILDA DELUNA
RAQUEL DELUNA
MATTHEW DEMAREE
JUNE DEMARZO
CHRISTY DEMMITT
RUSSELL DEMOSS
RICHARD DEMYER
DAMON DENNIS
HELEN DENNIS
KYLE DENNIS
MARCQWENTON DENNIS
MICHAEL DENNIS
SKYLER DENNIS
JOSEPH DENTON
JOSHUA DESHAZER
MATTHEW DESHAZER
THERESA DESOUZA
DONALD DESSART
AUDENCIA DEVILLA
ROY DEVILLE
SHARON DEVINE
MATTHEW DEVRIES
SRIJAN DHAKAL
ALEXANDER DIAZ
GRACIA DIAZ
JONATHAN DIAZ
JOSE DIAZ
PEDRO JOSE DIAZ
ESTEFANY DIAZ ESTRADA
HEIDI DIAZ LOPEZ
SAMUEL DIBRA SANGMA
JERMAINE DICKERSON
DREW DIEHL
ERIKA DIFFIN
MOSES DIFFIN
CARRINGTON DIGGS JR
HAYDEN DIGUARDI
ABDUL RAHMAN DILSOZ
CIANG DIM
DAW DIM
DON DIM
HAU DIM
HAU DIM
LANGH DIM
MAN DIM
MAN DIM
MAN DIM
MONICA CING DIM
NIANG DIM
THANG DIM
VUNG DIM
JUAN DIMAS
FNU DIMBELCHING
DEAN DIMICK
JOHAN DINA
CONG DINH
LUU DINH
QUANG DINH
TIEN DINH
DOMINIC DIONNE
IRAKOZE DIVINE
TERRY DIXON
THADDEUS DIXON
BRANDON DOBSON
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AUSTIN DODSON
SOL DOMINGUEZ
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CING DON
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CING DON
NGOI DON
ZAM DON
AUSTIN DONAHUE
AYANNIA DONAHUE
SEAN DONALD
CIN DONG
DAVID DONGES
AUSTIN DONWERTH
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NGAILAM DOPMUL
NIANGNUAM DOPMUL
THANGMINLIAN DOPMUL
VUNGLAM DOPMUL
RANDAL DORMIER
MICHAEL DOROUGH
JACOB DORTCH
KEATON DOSIER
DAMIAN DOSTALIK
TAYLOR DOTIE
DAVOTRICK DOTREY
JAVOTRICK DOTREY
JONATHAN DOUGLAS
SHAKREESHIA DOUGLAS
CARA DOWD
CHANDLER DOWD
DANIEL DOWLEN
KELLY DOWNS
TIMOTHY DOWNS
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JASMINE DOYLE
LEON DOYLE

BRADEN DRAKE
JONATHAN DRAPER
CATHRYN DUBBS
HAROLD DUBENSKY
LAQUETTA DUBLISKY
SAMANTHA DUBLISKY
ADAM DUBOS
BRANDON DUBUC
DOUGLAS DUBUC
KEVIN DUCK
BRYSON DUCKEET
DUSTIN DUCKER
TRACY DUCKWORTH
SAMUEL DUELL HARRIS
GAVIN DUFFY
THERESA DUGAN
ROMAN DUKE
THANG DUN
CHRISTOPHER DUNCAN
EMILY DUNCAN
JAMARIAN DUNCAN-MORGAN
DENASHIA DUNN
HARRY DUNN
JUSSICA DUNN
KELSON DUNN
MELISSA DUNN
WHITNEY DUNN
DONALD DURAN
ROBERTO DURAN
FERNANDO DURAN MIGUEL
ADRIAND DURAND
JESSICA DURGAN
FRANKLIN DURHAM
KYLE DURNING
CHANDRA DURRETT
JOHN DUTKA
MELISSA DUWE
BRYAN DYER
JESS DYER
ANDREW E TRAW
KRISTI EANS
AJA EARL
HEATHER EARL
JORY EBANKS
CARIN EBERLE
BETHANY EBY-AULD
KENDRICK ECTOR
NICKOLAS EDDLEMAN
KRYSTLE EDENS
DAVID EDGINGTON
JAYDEN EDMOND
ANDREW EDMONDSON
CLAYTON EDWARDS
COLTON EDWARDS
DANA EDWARDS
DESTINY EDWARDS
JAMAL EDWARDS
JOHN EDWARDS
SEBASTIAN EDWARDS
SEQUOIA EDWARDS
STERLING EDWARDS
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DANAUTICA ELAM
JADEREK ELAM
KYJUAN ELAM
MARCKEAVIAN ELAM
MARCUS ELAM
BLAKE ELBERT
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ANTOLINA ELIAS
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FITER ELIMO
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SINTINA ELIMO
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GREGORY ELLIS
JAMES ELLIS
JULIUS ELLIS
JEANNE ELLIS RAPSON
NOEL ELLSBURY
CANDACE ELMORE
DANA ELSHOUT
AUSTIN ELSON
ALISON ELY
AUSTIN EMBRY
GABRIEAL EMERSON
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JHAVORRY EMORY
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KHAM EN THANG
HANIFULLAH ENAYATZAI
RYAN ENGLAND
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RACHEL ERICKSON
SARAH ERICKSON
DELITA ERIKMWAI
BENJAMIN ERNST
KAHLIA ERVIN
STANLEY ERVIN
JACOB ERWIN
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RAFAEL ESCOBAR
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KEVIN ESCOBAR ORELLANA
VICTOR HUGO ESCOBEDO JR
SAHIB ESHAN
JUWANGIU ESIWILI
DWIGHT ESKEW
GERARDO ESPINDOLA HERNANDEZ
LIZBETH ESPINOZA
COLBY ESPREE
JESUS ESQUIVEL
LAVELL ESTES
VALERIE ESTILL
BALTASAR ESTRADA
DELIA ESTRADA
JAMAL ESTRADA
LEONOR ESTRADA
LIZBETH ESTRADA
PATRICIA ESTRADA
DEISI ESTRADA ALEJO
ANA ESTRADA CASTILLO
PABLO ESTRADA JR
YOANGEL ESTUPINAN
HAYDEN EUBANKS
CHRISTOPHER EVANS
ETHEN EVANS
JAMES EVANS
JOHN EVANS
JUSTIN EVANS
NATHANAL EVANS
STERLING EVANS
TYLER EVANS
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CHAD EVERS
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GABRIEL FABBRINI
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SHAWN FAIRLEY
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MOHAMMAD FAIZY
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JA'QUAN FARMER
BRANDON FARRELL
SUSAN FARRIS
NATALIE FASANG
LOGAN FAWCETT
JIMMY FEESER
AMY FEHNEL
JEFFREY FEHR
NICHOLAS FELDER
JAYLON FERDOWSIJAH
CODY FERGUSON
JAMES FERGUSON
LAUREN FERGUSON
MATTHEW FERGUSON
DIANA FERNANDEZ
GILBERT FERNANDEZ
LUCIA FERNANDEZ
LUCILA FERNANDEZ
MARCOS FERNANDEZ
LUIS FERNANDEZ SIR
SAMUEL FERREE
MARCEL FERRERE
ELLIOT FERRIN
ALFRED FETTERHOFF
DAVID FETTIG
BROOK FICKLE
LYNDSEY FIDDLER
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GARY FIELDS
INDIA FIELDS
KERRY FIELDS
TINA FIELDS
DULCE FIERROS
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CORY FIFE
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CARLINTA FILLAS
ANDREW FINCH
DCARRYEON FINCH
TALON FINCH
KETFIN FINIPUS
SINVIA FINIPUS
JESSICA FINKBINER
KELVIN FINNIE
JARMAR FISHER
JEFFREY FISHER
JONATHON FISHER
LESTER FISHER
SAMUEL FISHER
TOBY FISHER
AIMEE FLANAGAN
COLLEEN FLANIGAN
JACQUELYNE FLARITY
JANETTE FLEMING
ALYSSA FLESHMAN
EDDIE FLETCHER
JOHN FLETCHER III
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TYLER FLINT
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CAROLINA FLORES
EFIGENIA FLORES
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HECTOR FLORES
JEFF ALEXANDER FLORES
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LAURA FLORES
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MARINA FLORES
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LUCAS FLOURNOY
DEREK FLOWERS
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JAMES FLOYD
MARCUS FLOYD
RUBY FLOYD
RYSE FLOYD
SHAUNA FLOYD
CODY FLUHARTY
GABRIEL FOLDEN
TYRUS FOLSOM
BRAYDON FOMBY-ROBINSON
LASHONDA FOMBY-WATERS
UNDRE FONDER
BILLY FOOTE
EMMA FOOTE
BREDEN FORD
CALEB FORD
CARLOS FORD
COLBY FORD
DEJUAN FORD
REBECCA FORD
TREVIA FOREMAN
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ANDREA FOSTER
JAKE FOSTER
JESSE FOSTER
JOHNATHAN FOSTER
KAYLEE FOSTER
SHRMARION FOSTER
STEVE FOSTER
WYEATHA FOSTER
XAVIER FOSTER
BRANDON FOUGHT
STEVEN FOWKE
AUSTIN FOWLER
BRANDON FOWLER
JOHN FOWLER
JOSEPH FOWLER
MICHAEL FOWLER
ANGELA FOX
BEVON FRANCIS
JOHN FRANCIS
EYLIDD FRANCO
MARTIN FRANCO
RUBEN FRANCO GOMEZ
PHILLIP FRANK
BRITTANI FRANKLIN
CAROLYN FRANKLIN
HENRY FRANKLIN
SAMARRION FRANKLIN
WARREN FRANKLIN
ROGER FRANKS
DOUGLAS FRANZ
CHRISTOPHER FRAZIER
DALENE FRAZIER
MELODY FRAZIER
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COLTON FREEMAN
DAVID FREEMAN
GREGGORY FREEMAN
ISAAC FREEMAN
JOEY FREEMAN
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JOSE FREGOSO
RICKY FRENCH
RYAN FRESH
EMMA FRETTE
ANGEL FRIAS
TIMOTHY FRIAS
BRANDON FRICK
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ADRIAN FROST
SHERRI FROST
AVERY FRY
MICHAEL FRYE
CAROLYN FUENMAYOR
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JONATHON FULLER
JYAARON FULLER
LADARRION FULLER
GAGE FULLERTON
JONAH FULLERTON
LUIS FUMERO
LUIS FUMERO PEREZ
ADRIANA FUNES
SANDRA FUNES VALLE
ELISE FURGURSON
COLLIN FURLON
ANDRE FURMAN
DANIEL FYFFE
MIKAELA GAFFNEY
ASPEN GAGE
CADEN GAGE
DANIELE GAGE
SARA GAITHER
WILLIAM GAITHER-DOUBLEHEAD
CECILIO GALAN
GERALD GALAZIN
DELANO GALBREATH
CARRIE GALE
BRENDA GALINDO
AZUCENA GALLAGA VARGAS
ELGIN GALLAGER
TAMMY GALLAGHER
ANGELLICA GALLEGOS
GREGORY GALUSHA
ALEXANDER GALVAN
CLAUDIA GALVAN
GILBERTO GALVAN INO
CESAR GALVAN-FLORES
JOSE GAMBOA
MICHELLE GAMBOA
KIMBERLYNN GAMEL
JAVIER GAMEZ
ALEJANDRO GAMEZ GARZA
ANA GAMEZ RODRIGUEZ
SARAH GAMMON
ROBERT GANJE
CRISTIAN GAONA GUTIERREZ
MARIA GARAY
FRANCISCO GARAY CORONA
ALEXIA GARCIA
ANGELICA GARCIA
ANGELINA GARCIA
CHRISTEN GARCIA
CODY GARCIA
EDWARD GARCIA
ESTEBAN GARCIA
ESTELA GARCIA

JATZIRY GARCIA
JESSE GARCIA
JOE GARCIA
JOSE GARCIA
JOSE GARCIA
KALEB GARCIA
LESLIE GARCIA
LEXXUS GARCIA
OSCAR GARCIA
RAMON GARCIA
RICARDO GARCIA
ROSA GARCIA
SAIDA GARCIA
SAUDY GARCIA
BRYAN GARCÍA
GIANNETH GARCIA AREVALO
ISIDRO GARCIA ARRIAGA
JOSE GARCIA BARRIOS
JUAN GARCIA ESPINOZA
ELSA GARCIA GOMEZ
GRACIELA GARCIA LOPEZ
JUAN GARCIA RAMIREZ
EDGAR GARCIA REGALADO
LINDA GARCIA ZEPEDA
CODY GARDNER
LATASHIA GARDNER
QUINCY GARDNER
BRYAN GARDUNO
ZAIDA GARIBAY
NORMA GARIBAY VILLENA
JAKELL GARLAND
JAMES GARNER
CASON GAROUTTE
CORDERIOUS GARRETT
JAMAURIS GARRETT
JAMYIA GARRETT
MYLA GARTHRITE
MICHAEL GATLIN
OMAR GAUNA
BETTINA GAUT
BRYAN GAYLOR
FAITH GAYLOR
JASON GAYLORD
TRAVEON GEARRING
JASMINE GEETER
CODY GEHRETT
BROOKLYN GENZER
CHASTON GEORGE
SHAREVIA GEORGE
STEPHANIE GEORGE
TONY GEORGE
WHITNEY GEORGE
MONIR GEORGI
WILLIAM GERA
KURSTON GERTY
GRIFFIN GESIK
SHAHRAM GHOLIZADEH SHIRAZI
ROBERTO GIACOMELLI
KEITH GIANELLA
DEWAYNE GIBBS
ROBERT GIBLER
AMANDA GIBSON
CHARLES GIBSON
CHARNAY GIBSON
DILLON GIESCHEN
JOSE GIL
LUIS GIL CORTES
YASMIN GIL CORTES
KODI GILBERT
MICAH GILBERT
TREVOR GILBERT
KENNETH GILES
TIFFANY GILES
WILLIAM GILL
CHRISTOPHER GILLENWATER
ETHAN GIRARD
TYLER GIVEN
JORDAN GIVENS
IZAIYA GLENN
JORDAN GLISSON
CHAD GLOVER
JENNA GLOVER
STEVEN GLOVER
SUAN GO
VUNGH GO
FRANKLIN GODFREY
JULIAN GODWIN
ROBERT GOFF
MABEL GOICOCHEA
WALTER GOINS
ZAFAR GOJAR
CORNESIA GOLDEN
LLOYD GOLDSTON
JACOB GOLIEN
ERIK GOMEZ
MARIA GOMEZ
NICHOLAS GOMEZ
PEDRO GOMEZ
REIQUEL GOMEZ
GUILLERMO GOMEZ LOPEZ
MARIA GOMEZ MEDINA
FLOR GOMEZ PERAZA
RUBEN EDUARDO GOMEZ RABELO
JESUS GOMEZ ROJAS
ZECHARIAH GONERWAY
ANDREA GONZALES
MONICA GONZALES
SAMUEL GONZALES
YAIR GONZALES
JOHANNA GONZALES ORTEGA
ADRIAN GONZALEZ
ALEXIS GONZALEZ
ANA GONZALEZ
BRYAN GONZALEZ
CYNTHIA GONZALEZ
IMELDA GONZALEZ
JONATHAN GONZALEZ
JOSE GONZALEZ
LETICIA GONZALEZ
MARCELA GONZALEZ
MARISELA GONZALEZ
PILAR GONZALEZ
RICHARD GONZALEZ
ROBERTO GONZALEZ
SONIA GONZALEZ
YORMAN GONZALEZ
ABRUM GONZALEZ ALTER
MARIA GONZALEZ DE CAVELLO
MA REFUGIO GONZALEZ HERNANDEZ
GENESIS GONZALEZ LAREZ
ISMAEL GONZALEZ LOEZA
VICTOR GONZALEZ PAOLINI
GRISELDA GONZALEZ RAMIREZ
LIDIA GONZALEZ RIVERA
DANIEL GONZALEZ SANCHEZ
JOSE EDUARDO GONZALEZ TRUJILLO
DELFIN GONZALEZ VILLAMIZAR
DAMON GOODAY
AARON GOODMAN
AUSTIN GOODMAN
ALEX GOODRICH
MICHAEL GOODSON
DESMOND GOODWIN
BRIAN GORDON
JABARI GORDON
LATOYA GORDON
ROY GORDON
SARAH GORDON
STANLEY GORDON
TERESA GORDON
DONALD GORDON JR
JESSE GORE
KEVIN GOREE
HRISHIKESH GOSAVI
CALEB GOTTLOB
CAROLINE GOTZ
KENDRIA GOULD
RONALD GRAEN
ASHLEY GRAHAM
DAMIEN GRAHAM
JESSTON GRAHAM
MARLEITTA GRAMMER
BUENAVENTURA GRANADOS RUBIOS
DEXTER GRANBERRY
DOUGLAS GRANT
APRIL GRAUGNARD
DANIEL GRAVON
AHKEIAH GRAY
ARTIS GRAY
LEONARD GRAY
ROY GRAY
RYAN GRAY
VIVIAN GRAY
ARLENE GREEN
AUSTIN GREEN
DEASHANTI GREEN
DERRICK GREEN
DETRAVIA GREEN
GAGE GREEN
JONATHAN GREEN
KALEB GREEN
KATHRYN GREEN
LASHEILA GREEN
MALEEK GREEN
ROBERT GREEN
RUSSELL GREEN
TERRANCE GREEN
TIERRA GREEN
CHRISTOPHER GREENE
MARCECIA GREENE
WYNONA GREENING
SHEMITA GREER
JOHN GRICE
KENDRA GRIDER
STARLA GRIFFIN
CINDY GRIFFITH
JOSEPH GRIFFITH
TATIANA GRIFFITH
ROBERT GRISAFFE
ADAM GROSS
DANIEL GROSS
TIMOTHY GROSS
JOHN GROVES
WILLIAM GROW
RAY GRUBER
JOHN GRUNDMANN
RACHEL GRUNDMANN
SARAH GRUNDMANN
GO GUALNAM
CARLOS GUARDADO
LILLIEANA GUDINO
MARCOS GUERERE
ERIC GUERRA
JUAN GUERRA MEDINA
FRANCISCO GUERRERO
MARICELA GUERRERO
MICAH GUERRERO
GERARDO GUERRERO CASTELLANOS
RODRIGO GUERRERO HUERTA
ROSA GUERRERO MIRELES
CHAZATEE GUESS
COURTNEY GUEST
LUIS GUEVARA
LUIS GUEVARA
MARIA GUEVARA
RODOLFO GUEVARA
MAKELIAN GUICE
TERRY GUILLORY
BRANDON GUINN
COALTON GUINN
MATTHEW GUINN
VERNICE GUINN
CING GUITE
ANTONIO GUITRON
MIR GULAMZOI
BRAD GULDEN
BRANDON GULDEN
JOHN GULDEN
SHAWN GUNN
SLYVESTER GUNN
ANDREW GUNSCH
CHANELLE GUNTER
DEVONTE GUNTER
SILVIA GUTIERREZ MENDOZA
EUGENE GUY
TYRONE GUY
CESAR GUZMAN
EDIBEL GUZMAN
GEORGINA GUZMAN
LUIS GUZMAN
LUIS ALBERTO GUZMAN LAU
STANLEY HA
STEVE HACKER
CAMERON HADLEY
TRENTON HAGINS
SCOTTY HAGLER
ALEXANDER HAHN
STEVEN HAHN-CLEVENGER
AMANDA HAKENSEN
JOSEPH HALBERT HELTON
JULIAN HALE
REBECCA HALE
DWAYNE HALEY
KEITH HALEY
REATTA HALEY
JOSHUA HALFPAP
ASIYAS HALL
BRODRICK HALL
DENNIS HALL
JUANITA HALL
KELLY HALL
MARCUS HALL
MASON HALL
OTIS HALL
STEPHEN HALL
TRAVIS HALL
STEPHANIE HALL BERGMAN
ZACHARY HALSEY
DANIEL HALTERMAN
DANIEL HALVORSON
TOLOVE HAM
JOHN HAMBLEN
LAMAR HAMBRICK
GHULAM HAIDAR HAMDARD
JAMIL HAMDARD
FLORENCE HAMELAI
AMARIAN HAMILTON
BRYSON HAMILTON
JORY HAMILTON
THOMAS HAMLIK
SIERRA HAMM
JEFFREY HAMMONS
MARIANO HAMO
CHRISTOPHER HAMON
JOHN HANCOCK
KRISTA HANCOCK
RHEES HANCOCK
SHYANNA HANDSCHUMACHER
LOWELL HANEY
ANDREW HANG
CINGVUNG HANG
KHUP HANG
MUNG HANG
PAUN HANG
THANG HANG
LAL HANGSAWK
LAM HANGSAWK
DEREK HANKINS
BLAINE HANNAN
DEBBIE HANSEN
ROBERT HANSEN
CAITLYN HANSON
CRYSTAL HANSON
CHIN HAOKIP
HOLKHOSEI HAOKIP
LAM HAOKIP
LHUN HAOKIP
PAO HAOKIP
VEINU HAOKIP
LAURA HARDEE
DANIEL HARDIN
NATALIE HARDIN
MALACHI HARDING
JOHN HARDT
MICHAEL HARDY
DAVID HAREN
THOMAS HARGETT
SADIE HARGIS
SCOTT HARJO
OKSANA HARKUSHA
ALISON HARLEY
ZACHERY HARMAN
JIMMY HARPER
ROMELLO HARPER
SHAKARRIOUS HARPER
REBECCA HARR
EMANUAL HARRELL
AARON HARRIS
AARON HARRIS
AMBER HARRIS
BARNEY HARRIS
BRENDAN HARRIS
DAVID HARRIS
DEMARCUS HARRIS
DRAKE HARRIS
GREGORY HARRIS
HALEIGH HARRIS
JAMES HARRIS
JERRY HARRIS
JESSE HARRIS
JUSTIN HARRIS
KIERRA HARRIS
KYLE HARRIS
LAMIRACLE HARRIS
LANDEN HARRIS

LINSLEY HARRIS
MARIO HARRIS
MARTRELL HARRIS
MONIQUE HARRIS
RICHARD HARRIS
ROSS HARRIS
SIERRA HARRIS
SKYLER HARRIS
STACEY HARRIS
TERRY HARRIS
TONY HARRIS
JORDAN HARRISON
TROY HARRISON
LANCE HARROD
ASHLEY HART
DEIDRA HART
DEMARCUS HART
KATLYNN HART
MATTHEW HART
MONICA HART
LEVI HARTLEY
RUSTY HARTLEY
SARA HARTLEY
JOSHUA HARTMAN
SCOTT HARTMAN
GRAHAM HARVEY
JORDAN HARVEY
LARRY HARVEY
DUSTIN HASBROUCK
HEATHER HASKINS
COREY HASSELL
AIDEN HATFIELD
CODY HATHAWAY
CORTNEY HATHAWAY
ZAM HATZAW
ANNA HAU
CIN HAU
CING HAU
CING HAU
DAL HAU
KAM HAU
KHUP HAU
THANG HAU
THANG HAU
NENG HAU LIAN
TRISTIN HAUGEN
JOHN HAUPI
JAKE HAUSER
PAUL HAVENS
DERRIUS HAWK
TERENCE HAWK
ADRIUN HAWKINS
ALEXX HAWKINS
ANTHONY HAWKINS
BRIDGET HAWKINS
CAMERON HAWKINS
DEVARDUUS HAWKINS
JALAN HAWKINS
MALIQUE HAWKINS
WARREN HAWKINS
ADAM HAWLEY
JADA HAWLEY
BILLY HAWLEY JR
ETHAN HAWORTH
CAMRYN HAYES
DELBERT HAYES
ECHO HAYES
MARIO HAYES
ROWDY HAYES
WILTON HAYES
JAVON HAYMAN
ANTOINETTE HAYNES
BRANDON HAYNES
DONDRA HAYNES
JOHNNY HAYNES
BRENDON HAYS
LUCAS HAYS
DERVARES HAYTER
BARBARA HAYWARD
CEJI HAYWARD
ANTHONY HEDGECOCK
BOBBY HEDRICK
RYAN HEDRICK
ROBERT HEIGES
THAN HEIN
TERRENCE HEINBERG
ANGELICA HEINZ
SYLEST HELD
THOMAS HELLER
NICHOLAS HELLING
ALPHONZO HEMPHILL
BOBBY HENDERSON
CHAKIRIS HENDERSON
ERIC HENDERSON
ZACHRY HENDERSON
ASHLEY HENDRIX
ROMELLO HENDRIX
CHASSIDY HENINGTON
MELISSA HENLEY
JOSE HENRIQUEZ MEJIA
GEORGE HENRY
KENNETH HENRY
SHARROD HENRY
HORACE HENSLEY
JOSHUA HENSLEY
KEVIN HENSLEY
DAVID HENSON
SARAH HENSON
PATRICK HENTZ
KEVEN HER
YER HER
ADRIAN HERNANDEZ
ARISTEO HERNANDEZ
ASCENSION HERNANDEZ
BENJAMIN HERNANDEZ
CHRISTIAN HERNANDEZ
CORCINA HERNANDEZ
DORANGELYS HERNANDEZ
ELVIA HERNANDEZ
JOSE HERNANDEZ
KAILA HERNANDEZ
KARI HERNANDEZ
LUIS HERNANDEZ
LUIS HERNANDEZ
LUIS HERNANDEZ
MARIANO HERNANDEZ
NATZYELI HERNANDEZ
YOMAIRA HERNANDEZ CESPEDES
CESAR HERNANDEZ DOMINGUEZ
SERAFIN HERNANDEZ FELIX
JUAN HERNANDEZ GARCIA
JOSE HERNANDEZ ROCHA
LUIS HERNANDEZ ROMERO
LUKE HERNDON
BETANIA HERRERA
LORENA HERRERA
RICO HERRERA
AXEL HERRERA BAEZ
PAOLA HERRERA REAL
MARIA HERRERA-VILLICANA
EDWARD HERRMANN
BRIAN HESS
NESKY HETHON
CAMERON HETTICK
LISBETH HEWITT
CAMEO HEYNE
HOYET HIBBARD
SAMUEL HIBBARD
MICHAEL HICKMAN
DEONDRIC HICKS
LAMIKKA HICKS
SHANNON HICKS
THYRONE HICKS
TREVOR HICKS
MASON HIDALGO
COLLIN HIERONIMUS
KELSIE HIGGINS
JASMINE HIGGS
SHANEQUIA HIGGS
LARRY HIGHFIELD
WILLOW HIGHFILL
FARID HILAL
CHRISTINE HILL
CHRISTOPHER HILL
CHRISTOPHER HILL
COLBY HILL
DANNY HILL
DEVONTE HILL
DONALD HILL
JEREMY HILL
KEANE HILL
KETURAH HILL
MISTY HILL
MOESHA HILL
RUSSELL HILL
RYAN HILL
SANTANYA HILL
TAMERA HILL
TYDARIOUS HILL
UNSHATAVIA HILL
VIRGINIA HILL
DAVY HILL JR
JERRY HILLBURN
LEONARD HILLIARD
MATTHEW HILLS
REGINA HILLSMAN
DANNA HILTON
REGINALD HILTON
SHAWN HINDSLEY
MARQUETTE HINES
MONKARION HINES
STACI HINES
LESLIE HINSON
TYSON HINTHER
CODY HISLOPE
KEYRAH HITE
SAMUEL HITT
CANDACE HIXENBAUGH
MIN HLA
THANG HMUNG
HNEM HNEM
TUANG HNIN
BRYAN HO
SIEW HO
JACOB HOBBS
AUSTIN HODGE
DELBETRIC HODGE
REKIA HODGE
ANDREW HODGES
TAQUISA HODNETT SMITH
CAROL HOEY
ANDREW HOFFMAN
BRANDON HOFFMAN
MICHAEL HOFFMAN
JOSHUA HOGAN
LENA HOGAN
BRANDON HOHENGARTEN
SIAN HOIH
DENZEL HOLAND
CHRISTOPHER HOLBROOKS
JUSTIN HOLBROOKS
COURTNEY HOLCOMB
RICKEY HOLCOMB II
DAVID HOLCOMBE
NICHOLAS HOLDEN
EDWARD HOLICKY
DARIUS HOLLAND
MARCUS HOLLAND
ROBERT HOLLAND
HEATHER HOLLENBEAK
GAVEN HOLLEY
DAQUION HOLLINS
NATHANIEL HOLLOWAY
TYLER HOLMAN
CALVIN HOLMES
DAVID HOLMES
TALIA HOLMES
RYLIE HOLT
SAMUEL HOLT
LAWRENCE HONEL
ZACHERY HONEL
ANASTASIA HONN
BRYON HOOD
JOSHUA HOOD
ELZIE HOOKS
BRETT HOOTEN
TRACE HOPE
BEN HOPKINS
DEREK HOPKINS
ANGELA HORELLOU
TODD HORELLOU
SHELBY HORNBERGER
BRODRICK HORTON
CALEB HORTON
DANIELLE HORTON
DEVODRICK HORTON
HUNTER HORTON
LARRY HORTON
STANLEY HORTON
WESLEY HORTON
NU HOU
TINNER HOU KIP
KRISTEN HOUSE
PRINCE HOUSE
SANDRA HOUSE
LEVI HOUSEHOLDER
JERRY HOUSEMAN
EMMUEAL HOUSTON
ALEXIS HOWARD
ANTHONY HOWARD
DAVID HOWARD
ISAIAH HOWARD
JAMES HOWARD
JAYDEN HOWARD
JULIE HOWARD
MICHAEL HOWARD
PHYLLIS HOWARD
TREQUAVION HOWARD
WILLIAM HOWARD
DARIN HOWELL
DEVONA HOWELL
SIRENA HOWETH
JOSH HOYLE
SAW HTOO
CIIN HUAI
CING HUAI
CING HUAI
CING HUAI
CING HUAI
CING HUAI
CING HUAI
CING HUAI
CING HUAI
DAL HUAI
JULIA HUAI
KAM HUAI
NIAL HUAI
NING HUAI
NUAM HUAI
ZEN HUAI
ZEN HUAI
THANG HUAT
ANTONIA HUBBARD
DYAHVIAN HUBBARD
SCOTT HUBER
KRISTOFUR HUCKABY
BENJAMIN HUCKE
ALONZO HUDDLESTON
BRIANNA HUDSON
DONALD HUDSON
ROBERT HUDSON
TAREZ HUDSON
BRETT HUEBNER
DANIEL HUERTA
JUAN HUERTA
ROGELIO HUERTA FERRUSQUIA
HAVEN HUEY
TRINITY HUEY
CHRISTOPHER HUFF
JOSHUA HUFFMON
BAILEY HUGHES
DERIAN HUGHES
KENNETH HUGHES
CAROLYN HUGHEY
BOB HUIETT
CLAYTON HULEN
HARRY HULL
SHAEMEKA HUMPHREYS
BRIANNA HUMPHRIES
DELAINA HUMPHRIES
LATARCHA HUMPHRIES
KHAN HUNG
NANG HUNG
HARRISON HUNNICUTT
AMBER HUNTER
AUSTIN HUNTER
CRYSTAL HUNTER
JACOB HUNTINGTON
DEKEVIAN HURD
MICHAEL HURD
SHANNON HURST
SAMUEL HUSBAND
THOMAS HUSKY
ABDUL HUSSAINI
RONALD HUTCHCRAFT
DUNG HUYNH
LOC HUYNH
THANH HUYNH
BENJAMIN HYDE
ADRIAN IBARRA
FRAIDOON IBRAHIMI
JESUS IDROGO BLANCO
CHARLES IFEADI
CHRISTOPHER IHRIG
MICHAEL ILES
KENNY INCHIN
KESNER INCHIN
NANG ING
AUTUMN INGRAM
HUNTER INGRAM
KIYAUS INGRAM
NATASHA INGRAM

TMARA INGRAM
TYSHA INGRAM
BRENTON INGRAM-JOHNSON
TIERRA INHOFE GINEST
INFITA S INOS
ANDREA IRISH
OBIE IRON
REGINALD ISAAC SR
BENEDICT ISICHEI
GABRIEL ISITT
ERATH ISLAS
MAIAD ISMAIL
ISLAM ISMAIL KHIL
ZORION ISSANGYA
JARRIN IVERY
DANHIA IVY
ZHYSHANNA IVY
DALON IYEN
PATRICK IYONSI
TU JA
ASHLEY JACKSON
BELINDA JACKSON
BILLY JACKSON
DALTON JACKSON
DWAYNE JACKSON
HERBERT JACKSON
JACE JACKSON
JAIRE JACKSON
JASMINE JACKSON
JEFF JACKSON
JENNIFER JACKSON
JERRELL JACKSON
JOHN JACKSON
JOHNNIE JACKSON
JONATHAN JACKSON
JUSTIN JACKSON
KALEB JACKSON
KAREEM JACKSON
KYSEN JACKSON
LAMOR JACKSON
MARY JACKSON
ROSSINEX JACKSON
SHARDA JACKSON
SHUN JACKSON
TAMMY JACKSON
TAYLOR JACKSON
DARYL JACKSON JR
TABEEL JACOB
COLTON JACOBSON
BRADLEY JAEGER
CAMERON JAEGER
MAKAYLA JAGER
EID WALI KHAN JALAL ZAI
ZAR WALI JALAL ZAI
JAN JALALI
JOSE JAMAICA
JOSE JAMAICA
JOSE JAMAICA CARRENO
THANGSIANKAP JAMANG
MAURICE JAMES
RONDRICK JAMES
SHAUN JAMES
CHRISTIE JAMISON
ETHAN JAMISON
MUSAFAR JAN
JUDITH JANSE
BRENDA JARAMILLO
DANIEL JARAMILLO
FRANCES JARAMILLO
RANDALL JARRETT
KALEI JASON
JOHN JASPER
STEPHEN JEFFERS
CHASMYNNE JEFFERY
BILLY JENKINS
CURTIS JENKINS
DESIREE JENKINS
MICHAEL JENKINS
WADE JENKINS
CLAUDE JENNINGS
MICHAEL JENNINGS
TERRIELLE JENNINGS
STEVEN JENSEN
ROSEARN JERNIGAN
ANALYSE JESTER
CODY JEWELL
CARMEN JIMENEZ
CHELINA JIMENEZ
JOSE JIMENEZ
ROBBIE JIMENEZ
FREDERICK JIMMERSON
ANDRE JOHNS
AARON JOHNSON
AKEEM JOHNSON
ALEXIS JOHNSON
ANDRUE JOHNSON
ANGELIQUE JOHNSON
ANIYA JOHNSON
ANTIESHA JOHNSON
ANTONIO JOHNSON
ARIES JOHNSON
BOAZ JOHNSON
CALEB JOHNSON
CEDRIC JOHNSON
CHRISTIAN JOHNSON
CIEMARRIAN JOHNSON
DEJA JOHNSON
EBONI JOHNSON
EMMERA JOHNSON
FRANKIE JOHNSON
HORATIO JOHNSON
ISABELLA JOHNSON
JEKELDRICK JOHNSON
JEREMIAH JOHNSON
JEREMIAH JOHNSON
JOSHUA JOHNSON
KEAIRAH JOHNSON
KEITH JOHNSON
KENDAL JOHNSON
KENTON JOHNSON
KERANCE JOHNSON
KEVIN JOHNSON
LAQUITA JOHNSON
LEELLIOT JOHNSON
LEELLIOT JOHNSON
LINDSEY JOHNSON
MARJORIE JOHNSON
MARQUITTA JOHNSON
MARVIN JOHNSON
MISTY JOHNSON
PATRICK JOHNSON
QUANTRAIL JOHNSON
QUAYLEN JOHNSON
RODNEY JOHNSON
RONNY JOHNSON
SHAREKA JOHNSON
TEDDY JOHNSON
TEYANNA JOHNSON
TOREY JOHNSON
TRAYSE JOHNSON
TRISTAN JOHNSON
WILLIE JOHNSON
ZACHARY JOHNSON
TRINITY JOHNSON - HAYDEN
TIFFNEY JOINER
RODNEY JOLLEY
KEEGAN JONDAHL
ANDREW JONES
ANTWAN JONES
BETHANY JONES
BRAEDEN JONES
CHEKESHA JONES
CONNIE JONES
CRISSANA JONES
CRYSTAL JONES
CRYSTAL JONES
DANNY JONES
DAVID JONES
DAVID JONES
DENISHA JONES
DENNY JONES
DEONTE JONES
DEREK JONES
DIANDRE JONES
DYLAN JONES
ERIC JONES
ERIC JONES
HENRY JONES
JADAYLON JONES
JAMES JONES
JASON JONES
JEREMIAH JONES
JORDAN JONES
JUSTIN JONES
KASEY JONES
KENDRICK JONES
KENYATTA JONES
KEVIN JONES
KINESHA JONES
MATHEW JONES
MATTHEW JONES
MAYA JONES
MELVIN JONES
MICHAEL JONES
MONTERRIOUS JONES
OLIVIA JONES
RAYDELL JONES
RAYMON JONES
RAYMOND JONES
STARKAYLA JONES
SUNNIYA JONES
TAVIOUS JONES
TIMOTHY JONES
TITIANA JONES
DANNY JONES JR
DEBRA JONES-MAXON
ANJA JORDAN
BRANDEN JORDAN
BRITNI JORDAN
JESSICA JORDAN
MARY JORDAN
RONALD JORDAN
SEAN JORDAN
VINNADRIK JORDAN
KACY JORDAN BATES
STEVEN JORDAN-BATES
JACOB JORISHIE
AFINO JOSEPH
ASHLEY JOSEPH
JACKY JOSEPH
DAYANNA JUAREZ
JUAN JUAREZ
MARIA JUAREZ
MARTIN JUAREZ
STEPHANIE JUAREZ
MARIA JUAREZ RIVERA
DERMIDIO JUEZ PEREZ
MICHAEL JULIAN
LEANDRO JUMELLES NUNEZ
EMILY JUNGWIRTH
ROBERT JUREK
VANCE JUSTIC-MAYFIELD
CHRISTOPHER JUSTICE
DAVIS JUSTICE
LASHETIA JUSTICE
MARIANO JUSTICE
HA KA HA
JOSHUA KADOCH
DAVID KAHURA
ZAM KAI
MARISA KAIRIS
ASIANA KAISLER
JASON KALE
SONIA KALUAKINI - CORRALES
HAU KAM
LIAN KAM
MANG KAM
NGIN KAM
PAU KAM
THANG KAM
JULIA KANNE
LELAND KANUCH
CIN KAP
DAL KAP
GO KAP
HANG KAP
JOSEPH KAP
KAI KAP
KHEN KAP
KHEN KAP
LIAN KAP
THANG KAP
THANG KAP
THANG KAP
THANG KAP
THONG KAP
SIAN KAP LIAN
JAMIE KAPULE
JASON KAPULE
MOHAMMAD KARIM
CHRISTINE KARTI
ODINATUS KASMIR
BRIAN KASTL
SAMUEL KASUNI
JEFFREY KAUFMAN
ERYN KAVANAUGH
TRISTAN KAVANAUGH
LIA KAW
TUANG KAWI
NENGLIAN KAWNGTE
KADEN KEARBEY
DYLAN KEARBY
AUSTIN KEEGAN
DAVELL KEELEY
ANTHONY KEENEY
ZACHARY KEITH
BRENDON KELCH
TYLER KELLAR
JOSEPH KELLEY
JAMES KELLUM
LERYS KELLY
KENNETH KELLY JR
LATHAN KEMP
CORY KEMPER
JOHNATHON KENNEDY
MARCUS KENNICK
RICHARD KENNY
ROBERT KEPHART
JARED KEPNER
DEDRICK KERR
JOSIAH KESLER
SEAN KESSEL
SHERYL KEYES
ALBERT KEYS
ABRAHAM KHAI
DAL KHAI
DAL KHAI
DAVID KHAI
DO KHAI
DO KHAI
EN KHAI
GO KHAI
HANG KHAI
HAU KHAI
KAM KHAI
KAM KHAI
KHAM KHAI
KHAM KHAI
KHAM KHAI
KHUAL KHAI
KHUP KHAI
KIM KHAI
LAANG KHAI
MANG KHAI
MANG KHAI
NANG KHAI
NGIN KHAI
NGIN KHAI
NGIN KHAI
PAU KHAI
PAU KHAI
PAU KHAI
PAU KHAI
PAUL KHAI
PHILIP KHAI
SUAN KHAI
THAN KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THANG KHAI
THAWNG KHAI
THIAN KHAI
VUNG KHAI
VUUM KHAI
ZAAM KHAI
ZAM KHAI
ZAM KHAI
MARTIN KHAI GUITE
ZAM KHAI ZOMI
SU KHAING
THURA KHAING
SIFATULLAH KHAKSAR
SAKHIDAD KHALIL BEAK
AIK KHAM
DONGH KHAM
EN KHAM
GO KHAM
KAM KHAM
LIAN KHAM
LIAN KHAM
LIAN KHAM
MUAN KHAM
MUNG KHAM
NGO KHAM
NGUN KHAM
PAU KHAM
SHEENA KHAN

THAWNG KHAN
THANG KHAT
CING KHAWL
CING KHAWL
CING KHAWN
LIAN KHEK
KAM KHEN
LIAN KHEN
THANG KHEN
CING KHO
NIANG KHOI
CIN KHUAL
HAU KHUAL
KAM KHUAL
KHUP KHUAL
NANG KHUAL
PAU KHUAL
PAU KHUAL
PAU KHUAL
PAU KHUAL
PETER KHUAL
PI KHUAL
THANG KHUAL
THANG KHUAL
BANG SIAN KHUAL TAWNG
CIN KHUP
CIN KHUP
DAI KHUP
GIN KHUP
KAP KHUP
KHAI KHUP
KHAI KHUP
KHAI KHUP
LANG KHUP
LANGH KHUP
LIAN KHUP
MANG KHUP
NANG KHUP
NANG KHUP
NANG KHUP
NANG KHUP
NGIN KHUP
PAU KHUP
PAU KHUP
SUAN KHUP
THANG KHUP
THANG KHUP
THANG KHUP
TUNG KHUP
ZEN KHUP
STANTON KIBLER
RIAN KIDD
CASEY KIDWELL
SIAN KIIM
BIAK KIL
ANDREW KILGORE
CHIN KIM
CIIN KIM
CIIN KIM
CIIN KIM
CIN KIM
CING KIM
DAI KIM
DIM KIM
DIM KIM
EDWARD KIM
HAU KIM
KANG KIM
KHAI KIM
KWANG KIM
MAN KIM
MANG KIM
NANG KIM
NGOIH KIM
NIANG KIM
NIANG KIM
NICOLAS KIM
NING KIM
PA VAN KIM
PAU KIM
SIAN KIM
THANG KIM
THANG KIM
TUAN LIAN KIM
ZAM KIM
NATHAN KIMBLE
TIYUANNA KIMBLE
DAVID KIMBLEY
KARLUS KINCADE
KEYLON KINCADE
TAYLOR KINDER-DUBBELS
KENOSHA KINDLE
ALTON KING
ALVIN KING
BRANDY KING
CODY KING
DESTIN KING
FAWN KING
MAURITA KING
NAIKITA KING
STEVEN KING
TRUMAN KING
TRUNEAL KING
KORBY KINKADE
NICOLAS KINKADE
ROGER KINKADE JR
PATRICK KINNEY
DEREK KINSEL
MISTY KINSEL
TOBIN KINSEY
MANGNEO KIPGEN
CORY KISSLER
ALLEN KITCHEN
SEBASTIAN KITTERMAN
GARY KITZINGER
SPENCER KIZER
JENNIFER KLAASSEN
LOGAN KLAASSEN
JOEL KLAMM
TSOLMON KLEINERT
JOHN KLENE
DANIEL KLINE
JENNIFER KLINKHAMER
SABRINA KLOFT
DANIEL KLOSTERMANN
DAVID KLUNK
ROBERT KNEBEL
BOBBY KNIGHT
IMETRA KNIGHT
ISAIAH KNIGHT
JOSHUA KNOLL
ALICIA KNOPIK
CLYDE KNOX
ARIELLE KNUDSEN
GARY KNUDSEN
LAURA KNUDSEN
COURTNEY KNUDSON
AYECHAN KO
HAYDEN KOEHLER
GEORGE KOESTER
EMANUEL KOLMAN
IGOR KOLOSHA
KINTU KONMAN
BUDDY KONS
MARTIN KOP
TAANG KOP
QUANDA KORNEGAY
ALYSSA KORTH
JS KOSEMOCHEN
IVAN KOSOVAN
DAVID KOSTA
JOE KOSTER
RONALD KOZLOWSKI
ROBERT KRAFJACK
BLAKE KRAMER
NICHOLAS KRAUSE
NEBOJSA KRESOVIC
SHOBHA KRISHNASWAMY
MIKHAIL KRUPENYA
ADAM KUBICKI
RAYMOND KUHN
JAY KUS
SERLYN KUS
DAVIS KUSS
LIANA KUSS
CASSY KUYKENDALL
NICHOLAS KUYKENDALL
MATVEY KUZIN
ALEXANDER KUZNETSOV
AUNG KYI
NGIN LAANG
MARCELINO LABARCA
RONALD LABOUBE
MATTHEW LACEY
BLAKE LAGERS
EMMIE LAGERS
SAID LAGHRAB
JANAN LAHPAI
GIANG LAI
THENG LAI
LAIQ LAIQ
SOPHIA LAIRD
MARK LAKE
NATHAN LAKE
ZVJEZDANA LALIC
ALFA LAM
GIN LAM
MUNG LAM
ANGELA LAMBERT
ANNETTE LAMBERT
OSMAN LAMEDA
AUSTIN LANDRUM
MYOSHIA LANDRUM
DEBORAH LANE
DERRICK LANE
GIN LANG
KAP LANG
PUM LANG
SUAN LANG
THANG LANG
RILEY LANGDON-CALLAHAN
CIN LANGH
HAU LANGH
HAWM LANGH
KAMSIAN LANGH
KAP LANGH
THANG LANGH
LUKE LANGSKOV
SENG LAO
ARTURO LAPARRA
SANTA LAPORTE
DANIEL LAPRES
JULIA LAPSHOVA
MICHELLE LARA
AMANDA LARANCE
MARIA LARIOS MUNOZ
VIRGINIA LARRABEE
DEMARCUS LARRY
BRANSON LARSEN
EVELYN LARSON
BRANDON LARUE
HUGH LASATER
SENG LASI SALUPTA
MARCO LASKEY
CHRISTINA LATTANZIO
KATHRYN LAUE
SHAWN LAUSCHER
JEFFREY LAW
DIM LAWH
MAN LAWH
DEVIN LAWLER
SHAUNA LAWLER
STEVE LAWRENCE JR
JOEL LAWS
JEFFREY LAWSON
STEPHEN LAWSON
TYLER LAY
KYLE LAZA
ANH LE
LAI LE
RODNEY LEASY
CHARLES LEATCH
TIMOTHY LEATH
CATALINO LECLAIRE
ELLERY LECLAIRE
SELENA LECLAIRE
LAYSON LEDAY
PETE LEDBETTER
ADRICK LEE
ALLEN LEE
JAKOLBY LEE
JOSALYN LEE
NATHANIEL LEE
NIA LEE
SAMUEL LEE
STEVEN LEE
YOUNG LEE
MATTHEW LEEPER
ARIEL LEFF
GREGORY LEFFLER
LESLIE LEGARDA
MARK LEHMAN
AUSTIN LEHMKUHL
ROBERT LEITCH
YELITS YELINA LEIVA YARANGA
LUN LEK
LUN LEK
MANG LEK
BRANDI LEKBERG
CLIFFORD LEMAY
LAURIN LEMLEY
RODNEY LEMME
JAVIER LEMUS RUIZ
THANG LEN
CHRISTIAN LEONARD
BRITTNEY LEPARD
DEVON LEROY
RODGER LESUEUR
PAUL LEVENTRY
CHRISTOPHER LEVI
JAMES LEVINA
JACKSON LEWELLEN
ADUNTE LEWIS
ALICE LEWIS
KRISTIN LEWIS
NATHAN LEWIS
RANDAL LEWIS
SARIAH LEWIS
TERRANCE LEWIS
EULIS LEWISIII
CYNTHIA LEYVA
DAVID LEZAMA
DIM LHING
VAH LHING
AWI LIAN
AWI LIAN
CIN LIAN
CIN LIAN
CIN LIAN
CIN LIAN
CING LIAN
CING LIAN
CING LIAN
CING LIAN
CING LIAN
DAI LIAN
DONG LIAN
GIN LIAN
GIN LIAN
GO LIAN
HAU LIAN
HUAI LIAN
HUAN LIAN
ISAAC LIAN
JOSEPH LIAN
KAM LIAN
KAP LIAN
KAP LIAN
KHAM LIAN
KHUAL LIAN
LAL LIAN
LAL LIAN
LANG LIAN
LANG LIAN
MAN LIAN
NANG LIAN
NIANG LIAN
NIANG LIAN
NOK LIAN
NUAM LIAN
PAU LIAN
PAU LIAN
PAU LIAN
PAU LIAN
PAU LIAN
SIAN LIAN
THANG LIAN
THANG LIAN
THANG LIAN
TUAN LIAN
VUM LIAN
ZAM LIAN
ZEN LIAN
LAL LIANA
SAWM LIANA
ANNA LIBIEZ
EMMELIA LICHTY
SIAN LIEN
SO KHO LIEN
DANIEL LIGON
FEUQUAN LILLY
JAKOREAN LILLY
KYNDLE LILLY
LAKESHIA LILLY
RUBY LILLY
DAVID LIMAYMANTA ALANIA
PING LIN
JAMAR LINCOLN
WILLIAM LIND
MALACHI LINDBERG
ROBERT LINDIMENT
BRITTNEY LINDQUIST
FRANK LINDSEY
MISHAELA LINDSEY

KEITH LINKER
LESLY LINO
DREW LINWOOD
JAMES LIPSCOMB
JAQUAVION LISTER
ALLEN LITTLE
BRIAN LITTLE
DEREK LITTLE
JESSICA LITTLEDAVE
JOSHUA LITTLEHEAD
JEREMI LITTLES
SUSAN LITTLETON
EDWARD LITTRELL COLEMAN
SERGEI LITVINOV
HECTOR LLANOS
BAITULLAH LNU
EMILLIC LO
TRACY LOCHABAY
BRANDON LOCKHART
XAVIER LOCKRIDGE
JUSTIN LODEN
DELISA LOGAN
BENJAMIN LOGSDON
JEFF LOGSDON
NICKOLAS LOGSDON
SCOTTY LOGSDON
YOANA LOMAS GARAY
CURTIS LONDON
COURTNEY LONG
MICHEAL LONG
ROBERT LONG
WYATT LONG
TOMMY LONG JR.
ALAN LONGWORTH
BENNY LONSDALE
CADE LOOMAN
CHRIS LOOMIS
JASON LOPES
ALFREDO LOPEZ
ALICIA LOPEZ
BRIJIDO LOPEZ
BRITTANY LOPEZ
CHRISTOBAL LOPEZ
DARIN LOPEZ
ESTEBAN LOPEZ
GUADALUPE LOPEZ
JOSE LOPEZ
LEAH LOPEZ
MARGARITO LOPEZ
MARIO LOPEZ
MICAELA LOPEZ
NANCY LOPEZ
NICELT LOPEZ
REBECCA LOPEZ
ROSA LOPEZ
RUBEN LOPEZ
SEBASTIAN LOPEZ
THOMAS LOPEZ
TIFFANY LOPEZ
JUNIOR LOPEZ AGUILAR
ABRAHAM LOPEZ CANARI
NATALY LOPEZ GONZALEZ
ISELA LOPEZ HERNANDEZ
MARIA LOPEZ NAVARRETE
MARINA LOPEZ NAVARRETE
MELISANDRA LOPEZ NAVARRETE
MERCEDES LOPEZ NAVARRETE
NALLELY LOPEZ NAVARRETE
EDUARDO LOPEZ OLIVARES
JOSE LOPEZ OLIVARES
FREDDY LOPEZ ORTEGA
JOSE ALFREDO LOPEZ ROMERO
ANTHONY LOPEZ SAEZ
MAYNOR LOPEZ TERAN
JUAN LOPEZ ZAMUDIO
KELVIN LOPEZ-RODRIGUEZ
HEAVEN LORD
JOSE LORENZO TOLEDO
MELANIE LORMER
CALVIN LOTT
KOLBY LOUIS
CARLISLE LOUIS
LATOYA LOVE
BRENDAN LOVELESS
JESSE LOVEN
JONATHAN LOVENBORG
JASON LOVETT
DAVID LOVIE
TORIN LOWDELL
AARON LOWE
ROGER LOWER
DEMARIO LOYD
JAVIER LOZADA
CARLOS LOZANO
NELSON LOZANO GRIMALDI
SIRIA LOZANO GRIMALDI
JORGE LOZOYA
AWI LUAI
CING LUAN
EMMA LUCAS
ERIN LUCAS
DANIEL LUCAS IV
DANIJELA LUCIC
GRACIJELA LUCIC
FRANK LUCIO
KEITHEN LUCKERSON
DARIUS LUCKETT
JARROD LUDLOW
QUANNAH LUDLOW
TYLER LUECKFELD
DAKOTA LUELLEN
LAVERNE LUELLEN
ANTONIO LUERA
ERNESTINA LUGO
JORGE LUJAN CARABALLO
JORGHELYS LUJAN GOMEZ
DAWN LUKE
CIIN LUN
CIN LUN
CING LUN
CING LUN
CING LUN
CING SIAN LUN
DIM LUN
DIM LUN
DIM LUN
ESTHER LUN
HAU LUN
HKIN LUN
LIAN LUN
MAN NGAIH LUN
NGAI LUN
NIANG LUN
NIANG LUN
NIANG LUN
NIANG LUN
NIANG LUN
NUAM LUN
TUAL LUN
VUUM LUN
ZAM LUN
ANDRES LUNA
HECTOR LUNA
IZIK LUNA
JULIO LUNA
GEORGE LUNDBERG
RANDALL LUNDGREN
CHAD LUNN
THANG LUONG
URICOS LURRY
DAKOTA LUSK
THI LUU
JACOB LUZIER
JAX LUZIER
CAROL LUZON PERAZA
BOI LY
BOUBACAR LY
MONTREL LYDIA
CHRISTIE LYLE
DKEILEN LYNCH
SAMUEL LYNCH JR
AMY LYNN
HAMSAR MABU
ELLIOTT MACCRONE
MANUELA MACIAS
RUSTIN MACKEY
JASMINE MACKIE
LARRY MADALONE II
JAHEIM MADDEN
SHAUNTE MADDOX
ALONDRA MADIN
TAZILLE MADISON
DANIEL MADRID
VERONICA MAGANA
ANALI MAGANA CAMPOS
MARIA MAGDALENA CONTRERAS
SYDNEY MAGEE
DENA MAHAN
CORY MAHONEY
JAYDON MAHR
TAM MAI
RANDALL MAIN
EMAM MALAKZAI
MOHAMMAD ALI MALANG
ANTHONY MALDONADO
CARLOS MALDONADO
NAFES MALKYAN
THAWN MALNEU
BRANDON MALONE
COREY MALONE
LARRY MALONE
LARRY MALONE
SHAUNITA MALONE
JEFFREY MALY
KHAN ZAMAN MAMOON
CING MAN
CING MAN
DO MAN
LIAN MAN
NEM MAN
NEM MAN
NIANG MAN
VUNG MAN
ZAM MAN
TAM MANA
ALEJANDRO MANCILLA
DANIEL MANCILLA
JUAN MANCILLA
MARIA MANCILLA
CHIN MANG
CIIN MANG
CIN MANG
CING MANG
CING MANG
DAL MANG
DIM MANG
DO MANG
EN MANG
GIN MANG
GIN MANG
GO MANG
HAU MANG
HAU MANG
JOHN THANG MANG
KAI MANG
KAM MANG
KAM MANG
KAP MANG
KHAM MANG
KHAM MANG
KHAM MANG
KHAN MANG
KHUP MANG
KIM MANG
KIM MANG
LIAN MANG
LIAN MANG
LIAN MANG
LIAN MANG
LINUS MANG
MAN MANG
NANG MANG
NANG MANG
NANG MANG
NANG MANG
NGIN MANG
NGO MANG
NGO MANG
NIAN MANG
NIN MANG
NING MANG
NING MANG
NING MANG
NUAM MANG
PAU MANG
PAU MANG
PHILLIP MANG
THANG MANG
THAWNG MANG
ZAM MANG
ZAM MANG
ZEN MANG
ZEN MANG
RONALD MANGUS
DEVIN MANION
FILOMINA MANKHIN
LESSIE MANNS
SHANNA MANNS
RODGER MANSFIELD
THOMAS MANSFIELD
ERIKA MANTALBAN
ENGEL MANZANARES REYES
VICTORIYA MAPPS
MICHELLE MARBLE
JAMILKA MARCANO
BRYAN MARCELO
JOEL MARCELO
JUAN MARCELO RODRIGUEZ
ROBERTO MARCELO RODRIGUEZ
ADAM MARGOLIS
APRIL MARGWARTH
PAUL MARGWARTH
MARK MARIANO
ADRIAN MARIN COVARRUBIAS
EDER MARIN COVARRUBIAS
ALEXANDRU MARIN-SERGHIE
WILLIAM MARION
GABRIEL MARKELL
WILLIE MARKHAM
ANGELA MARKOVIC
ANYEA MARKS
DARRYL MARKS
ANTERESA MARKUS
DEREK MAROON
MAYEGLA MARQUEZ
ANGEL MARQUEZ ARGUETA
MARIA MARQUEZ DE GILBREATH
MARIANA MARQUEZ MARQUEZ
EDUARDO MARQUEZ RIVERA
ALEXANDER MARQUIS
ROBERT MARQUIS
AUSTIN MARR
TRAVOIR MARRION
RAFAEL MARROQUIN
FRANCISCO MARRUFO JR
VICKEY MARS
TRAVIS MARSDEN
BILLY MARSH
STACIE MARSH
AUSTIN MARSHALL
LARENA MARSHALL
OB MARSHALL
TOBY MARSHBURN
ANTHONY MARTIN
ANTONIO MARTIN
DAVID MARTIN
KERRY MARTIN
LEONARD MARTIN
MICHAEL MARTIN
MICHAEL MARTIN
NARWIN MARTIN
RICHARD MARTIN
THOMAS MARTIN
WILLIAM MARTIN
ADRIAN MARTINEZ
ALEXIS MARTINEZ
ASHTON MARTINEZ
DANIEL MARTINEZ
DAVID MARTINEZ
DAVID MARTINEZ
DESIREE MARTINEZ
DIEGO MARTINEZ
EDGAR MARTINEZ
EDITH MARTINEZ
EMILY MARTINEZ
EVA MARTINEZ
HERIBERTO MARTINEZ
INES MARTINEZ
ISAAC MARTINEZ
JACOB MARTINEZ
JAIR MARTINEZ
JAVIER MARTINEZ
JULIAN MARTINEZ
KAREN MARTINEZ
MARTIN MARTINEZ
OMAHR MARTINEZ
PAUL MARTINEZ
RICHARD MARTINEZ
MARIA MARTINEZ AVILA
JAZMINE MARTINEZ ENRRIQUEZ
ANTHONY MARTINEZ FLORES
ALEJANDRO MARTINEZ HAROS
ALEXANDER MARTINI
MARIA MARTINS
SADARIUS MARTINS
MICHAEL MASCI
JOSEPH MASHU

EHTESHAM MASHWANI
GUL MOHAMMAD MASHWANI
BEVERLEY MASON
CHRISTINE MASON
CORNESHA MASON
DANIEL MASON
HEATHER MASON
JAMES MASON
KIARA MASON
KRISTIN MASON
SATOYA MASON
SHERIDAN MASON
FAITH MASSEY
JUAN MATA
MARCELINO MATA
MELISSA MATA
SANDRA MATA
SANTIAGO MATA
MARIA MATAMOROS PICADO
ZAMKHOZANG MATE
LOVELY MATHEUS
SUSAN MATHEUS
TONY MATHIAS
DEKAVIAN MATHIS
DIJON MATHIS
ELVIN MATHIS
JHAQUAVEION MATLOCK
QUENTIN MATLOCK
QUENTIN MATLOCK
DAICHI MATSUOKA
DAIGO MATSUOKA
NICOLE MATTESON
ALLIAH MATTHEWS
ALLISON MATTHEWS
CARNELL MATTHEWS
DOLLY MATTHEWS
DONALD MATTHEWS
JEREMIAH MATTOS
ANDREW MATZKE
RON MAUCH
DAL MAUNG
CHERRY MAWI
CING MAWI
DON MAWI
HANAH MAWI
RAM MAWI
VAN MAWI
VUNG MAWI
PATRICIA MAXIMO
LEONARD MAXWELL
BEUNKA MAY
JAMES MAYFIELD
JAMES MAYFIELD
SHANE MAYHUGH
HAYDEN MAYNARD
ASHLEY MAYO
JULIE MAYO
KYLI MAYORGA MOLINA
TIFFANY MAYS
CLINTON MBAH
DARIUS MCADAM
JAMES MCALESTER
RICHARD MCANINCH
TINA MCBEATH
JAMES MCBRIDE
SAMUEL MCCAIN
SEAN MCCAIN
MYKEA MCCALISTER
CHASE MCCALL
DEANDREA MCCALL
DYLAN MCCALL
DARREN MCCANDLESS
BRENT MCCARTY
WILLIAM MCCARTY
CRYSTAL MCCAWLEY
ALLAN MCCLAIN
CHRISTOPHER MCCLAIN
CHRISTOPHER MCCLAIN
FRANCIS MCCLAIN
RYAN MCCLAIN
DIRK MCCLELLAN
MICHAEL MCCLELLAN
SUMMER MCCLELLAN
KAYLA MCCLELLAND
DEMETRIUS MCCLENDON
TIMOTHY MCCLENDON
IAN MCCLUNG
DAVID MCCLURE
BABETTE MCCOLLOUGH
WALTER MCCOMBS
JOHN MCCONNELL
MICHAEL MCCONNELL
CHRISTOPHER MCCORMACK
DEBRA MCCOWAN
SHATASHA MCCOWAN
WESLEY MCCOWAN JR
JASMINE MCCOY
KENDELL MCCOY
TORRY MCCOY
ALLEN MCCREARY
MICHAEL MCCUIN
TINA MCCULLOUGH
DONOVAN MCCURDY
KIMBERLY MCCURRY
LORD MCDANIEL
RICHARD MCDANIEL
ANNE MCDONALD
CHRISTOPHER MCDONALD
JAMIE MCDONALD
JOHN MCDONOUGH
BRADEN MCDOWELL
JACK MCEATHRON
CHRISTOPHER MCELHANON
BRAYDON MCELROY
DAKOTA MCELROY
NICHOLAS MCELROY
PAMELA MCENTIRE
CLAYTON MCFALL
CHARLES MCFARLAND
DAKODA MCFARLAND
JOBIE MCGEE
TANAIA MCGEE
DARREN MCGINTY
JONATHAN MCGREW
REIS MCGREW
SKYLIR MCGUIRE
JASON MCINTIRE
MALIK MCJIMSON-GREEN
CASEY MCKEE
GLORIA MCKEE
BRIAN MCKENNEY
KEITHEN MCKINLEY
RODRICK MCKINNEY
JOHN MCKISSACK
DARNELL MCKNIGHT
ZACKERY MCLAUGHLIN
LAMAR MCLEMORE
APRIL MCLENDON
CHAMELEON MCLENDON
MICHAEL MCMILLAN
BARBARA MCMILLIAN
CLEOPATRA MCNAMARA
ALEIA MCNANEY DEVORE
TARASIA MCNEELY LONDON
DESHANNON MCNEIL
JESSE MCNEIL
SAMANTHA MCPHAIL
THOMAS MCREYNOLDS
ANDREW MCWHORTER
JOSIAH MEADE
BRAYLON MEADOR
JUSTIN MEADOWS
ANTHONY MEANS
GINA MEANS
SCHUYLER MEANS
MARTIN MEAVE
IVAN MEDEROS
DARRELL MEDFORD
ALEXZANDER MEDINA
ASHTON MEDINA
DAVID MEDINA
DIANA MEDINA
MELISSA MEDINA
SARAH MEDINA
BRYLLON MEDRANO
MATTHEW MEEHAN
BRODERICK MEEKINGS
ARNEL MEGINO
FREDRICK MEHLHORN
VINCENT MEJIA
EMILY MEJIA OCHOA
OMAR MEJIA RIOS
JOHSELYN MEJIAS
AURELIOUS MELANCON
SULANDER MELENGNA
DACODA MELTON
GREGORY MELTON
JORDAN MELTON
FORREST MENDENHALL
DANIEL MENDEZ
JERRY MENDEZ
MARIA MENDEZ
EMILYS MENDEZ AGUILAR
SILVESTRE MENDEZ GONZALES
KATHERINE MENDEZ SOTO
ANGELA MENDOZA
CAMERON MENDOZA
CESAR MENDOZA
KEYLA MENDOZA
LUIS MENDOZA
NELSON MENDOZA NAVARRO
JUSTIN MENNING
JESUS MERCADO
JUAN MERCADO
RANDY MEREDITH
KEVIN MERIDETH
BILLY MERRELL
JOHNNY MERRELL JR
JAMES MERRILL
TIMOTHY MERRILL
ZACHARY MERRILL
ROMERO MERRILLS
RYAN MERRITT
MAURICE MERTZ
JOHNNY MERZA
EMILSE MESA
DAVID MESA PASTOR
HERNAN MESA SAEZ
JONATHAN MESSER
STEVEN METCALF
JENNIFER METCALFE
DEREK METZ
JOSEPH MEYER
LEAMBER MEYER
BRIAN MEYERS
JAMARKUS MEZA-PARKER
JOSHUA MIDDLETON
GLENN MILAM
CORBIN JOEL MILCHESKY
TOSHAY MILEM
MICHAEL MILES
MIRACLE MILES
ANTONIO MILLER
CARNELL MILLER
DALASHUN MILLER
DARRELL MILLER
DONOVAN MILLER
JORDAN MILLER
JUSTIN MILLER
RICHARD MILLER
RUTHIE MILLER
SHELLY MILLER
SONNIE MILLER
PHILIP MILLMAKER
STEVEN MILLMAKER
ASHLEY MILLS
JOSEPH MILLS
JORDAN MIMS
TYRELL MIMS
MIN MIN
JERRIC MINOR
ERNESTO MIRAMONTES
PETER MIRANDA
ALFREDA MITCHELL
BRYAN MITCHELL
BRYCE MITCHELL
CEDRIC MITCHELL
DALLAS MITCHELL
DEREK MITCHELL
ERIC MITCHELL
GREGORY MITCHELL
MICHAEL MITCHELL
MIRIAM MITCHELL
RACHEL MITCHELL
RONALD MITCHELL
TAMEDRICK MITCHELL
ROBERT MOCK
JAY MODISETTE
ALI MOHAMMADI
HAJI MOHAMMAD MOHAMMADI
ROMANITA MOJICA
BIASNEY MOJICA CASTANEDA
JOSUE MOJICA TORRES
BRANDON MOLINA
LUIS MOLINA
TEODORO MOLINA
BAKHTIAR MOMAND
NAI NYAN MON
JOSEPH MONDILLO
JOSEPH MONFORTE
JERMAN MONGUE
EMILIANO MONREAL
OFELIA MONREAL
SELENA MONREAL
JAYDEN MONROE
MARIA MONROY
DINORA MONROY DE DIAZ
CARLOS ALBERTO MONROY OCHOA
KELLY MONSIVAIS
DANIA MONSIVAIS NAVARRO
KARINA MONSIVAIS NAVARRO
FIORELA MONTANO
NATALIE MONTANO
PATRICK MONTAZAMI
JESUS MONTEJO
MESHIA MONTGOMERY
JOHANA MONTOYA
JOHNNY MONTOYA
MAGDALENA MONTOYA TOVAR
JASON MOODY
A MOON
JESSY MOON
BILLY MOORE
BRANDON MOORE
CLINTON MOORE
DAVID MOORE
DILLON MOORE
GREGORY MOORE
HUNTER MOORE
JACQUAVIOUS MOORE
LADARIUS MOORE
PHILLIP MOORE
SHAERMEK MOORE
TONY MOORE
TREY MOORE
ROBERT MOORHEAD
ARCHIE MOOYMAN
ANDREA MORALES
MARIO MORALES
SAUL MORALES CORONA
BRIJIDO MORALES GUTIERREZ
PAULINO MORALES INFANTE
ALFONSO MORAN
DYLAN MORANTES
TESSA MORANTES
TONY MOREHEAD
MARCINA MORELAND
ALBERT MORENO
ANDREW MORENO
LUKE MOREY
BRIAN MORGAN
CARSON MORGAN
ELROY MORGAN
JIM MORGAN
LADERRICK MORGAN
OSMAN MORGAN
ROBERT MORGAN
WILMA MORGAN
JUNIOR MORILLO
QUALAN MORNES
JUAN MORONTA
JUAN MORONTA
MAYNARD MORRELL
GARRETT MORRIS
JOHNNY MORRIS
KATHRYN MORRIS
KATLYN MORRIS
NORA MORRIS
RODNEY MORRIS
MICHAEL MORROW
STEFAN MORROW
ROBERT MORTENSEN-PRINCE
SYDNEY MORTON
COLTON MOSELEY
CLIFFORD MOSLEY
CHRIS MOSS
DESMOND MOSS
DUSTIN MOSS
PHILLIP MOSS JR
ARTINA MOTEN
KACIE MOUGHON
SAW EH MU
FRANSISKO MUALIA
KAM MUAN
KAP MUAN
KHAI MUAN
KHAM MUAN
THAWNG MUAN
CING MUANG
DAVID MUANG
KAM MUANG

KHUP MUANG
MAN MUANG
THANG MUANG
ZAM MUANG
TANNER MUCKEY
SHAHMEER MUGHAL
JUSTIN MULHERN
REBECCA MULHOLLAND
DAVID MULLINS
ALONZO MUMPHREY
ARTHUR MUMPHREY
THANG MUN
THANG MUN
CIN MUNG
CIN MUNG
CIN MUNG
CIN MUNG
CIN MUNG
DAII MUNG
DAL MUNG
DONG MUNG
GIN MUNG
GINDAL MUNG
HANG MUNG
HAU MUNG
HAU MUNG
HAU MUNG
HERO MUNG
JACOB MUNG
JAMES MUNG
JAMESKANG MUNG
KAI MUNG
KAM MUNG
KAM MUNG
KAM MUNG
KAP MUNG
KHAI MUNG
KHAI MUNG
KHUAL MUNG
KHUP MUNG
LANG MUNG
LANG MUNG
LIAN MUNG
MANG MUNG
NANG MUNG
NANG MUNG
NANG MUNG
NGIN MUNG
PAU MUNG
PAU MUNG
PAU MUNG
PAU MUNG
PAU MUNG
PAUKHAN MUNG
PAUL MUNG
PETER MUNG
PUM MUNG
SUAN MUNG
SUAN MUNG
SVIAL MUNG
THANG MUNG
THANG MUNG
THANG MUNG
THANG MUNG
THANG MUNG
TUAL MUNG
ZO MUNG
THANG MUNKHUP
JESUS MUNOZ
MATTHEW MUNSON
AARON MUNTZ
BREANNA MURO
DILLON MURPHY
AUDIE MURRAY
ERICA MURRAY
TERRY MURRY
MATTHEW MUSGROVE
MA MUSHRUSH
JOHN MUSSHAFEN
JOSEPH MUZIKA
CAROLYN MYERS
DANIEL MYERS
JAMES MYERS
JAYDEN MYERS
JUSTIN MYERS
TRECOL MYERS
YEE MYINT
STEPHEN MYLES
KUNI MYO
CING NAING
CRISTIAN NAJERA OLIVAN
ALEX NAMBO-MARTINEZ
PAU NANG
PAU NANG
PIANG NANG
TUN NANG
LOME NANN
MYLESS NARRUHN
JAMES NASH
KHUP NAULAK
ZAM NAULAK
FRANCISCO NAVA
JOSE NAVA
MARIA NAVA
DANIELA NAVA RINCON
JIMMY NAVARRETE
MARIA NAVARRETE
MICHAEL NAVARRETE
DARWIN NAVARRETTE
CINTHIA NAVARRO
ISABEL NAVARRO
NICOLAS NAVARRO
STHEFANY NAVARRO
BAWK NAW
KHAUNG NAW
LIAN NAWL
SAID NAZARMOHMAD
ANDRE NEAL
BRIANNA NEAL
CLAYTON NEAL
COURTNEY NEAL
DEVERICK NEAL
MARIA NEI THIEM
TROY NEIBER
MYLES NEIN
NIANG NEL
CHANERICA NELSON
ERIC NELSON
JASON NELSON
JONATHAN NELSON
MADISON NELSON
TAMBRA NELSON
TREVOR NELSON
AWI NEM
CIING NEM
DIM NEM
NIANG NEM
TUAL NEM
DEI NENG
JERRY NEPIOS
JOSHUA NETTEN
SETH NETTEN
KASON NEVELS
ELIZABETH NEW
ROY NEWBERG
BRITTANY NEWBERRY
KYLER NEWBERRY
MICHAEL NEWHOUSE
TEMARCUS NEWMY
CLIFTON NEWSOME
MALACHI NEWSOME
MARKEITH NEWSOME
DAROLD NEWTON
DYLAN NEWTON
ROBERT NEZ
IDDY NGENDAKUMANA
NUAM NGIN
ZAM NGIN
ALVIN NGIRATEBL
EN NGO
KRISTOPHER NGO
NANG NGO
PAU NGO
HOANG YEN NGUYEN
HUNG NGUYEN
HUU NGUYEN
MINH NGUYEN
SAU NGUYEN
TAM NGUYEN
THI NGUYEN
TUONG NGUYEN
VIET NGUYEN
CING NI
LA JA NI MA
CIN NIANG
CING NIANG
CING NIANG
CING NIANG
CING NIANG
CING NIANG
CING NIANG
DIM NIANG
DIM NIANG
EN NIANG
EN NIANG
ESTHER NIANG
GIN NIANG
HAU NIANG
KAP NIANG
KHAN NIANG
KHEM NIANG
LAM NIANG
LUN NIANG
MAN NIANG
NEM NIANG
NGIN NIANG
NGO NIANG
PUM NIANG
TUAL NIANG
VUNG NIANG
VUNG NIANG
VUNG NIANG
MUNG NIANGBAWL
JACOB NICHOLS
LORI NICHOLS
PATRICK NICHOLS
AARON NICHOLSON
ELIJAH NICHOLSON
NATHAN NICHOLSON
SELENA NICOLE VILLEGAS
NOUNG NIE
TRAVIS NIEDERHOFER
HALEY NIELSEN
BRANDY NIETO
EMILY NIETO
THANG NING
ZAM NING
ZAM NING
ATINIAR NISIUO
JAMES NIX
CIIN NO
CING NO
CING NO
CING NO
CING NO
KIM NO
MAN NO
NIANG NO
DOMINICK NOAH
JAMES NOAKER
JACOB NOE
SETH NOFSINGER
TANNER NOICE
CONDY NOLEN
PATRICK NOLL
DANIEL NOLTE
JOSHUA NOLTE
SAIFULLAH NOORISTANI
COLLIN NORDBY
BRANDON NORDSTROM
RICKY NORMAN
DAVINA NORRIS
JATAVIAN NORRIS
KAMMY NORRIS
MARCUS NORRIS
FISHER NORTON
SALYER NORTON
ROBERT NOVCASKI
HAYDEN NOY
TUMAI NPAWT
NGIN NTEM
CING NU
KIM NU
KIM NU
SEN NU
TAWI NU
CIIN NUAM
CING NUAM
CING NUAM
CING NUAM
CING NUAM
CING NUAM
CING NUAM
DIM NUAM
DIM SEN NUAM
HAU NUAM
LAWH NUAM
LUN NUAM
NANG NUAM
NGIN NUAM
NING NUAM
NING NUAM
NING NUAM
THANG NUAM
CING NUAMBOIH
HOGAN NUGENT
MACI NUGENT
JHOANA NUNEZ
EDUARDO NUNEZ MALPICA
NGIN NUNG
HADDI NUNLEY
HILLARY NUTT
LIAM O'CONNOR
ETHAN O'DONNELL
BRIAN O'MALLEY
MOHAMMEDALMUGTABA OBAID
MARIA OBANDO
MICHAEL OBRIEN
ALEXIA OCAMPOS
CARLO OCANA
SIDNEY OCHOA
JEFERSON JOSE OCHOA LOPEZ
ALBERTO OCON
ASHTON ODELL
THOMAS ODOM II
AMY ODUM
WYATT OGLE
BRANDON OHARA
BREE OHARO
JENNAH OHLDE
KAI OJALA
SARAH OJALA
VERONICA OJEDA
TYESHA OLDEN
MARIANA OLGUIN RESENDIZ
ARTURO OLIVA PONCE
ANTHONY OLIVARES
NATALIA OLIVARES
BRYSTON OLIVER
CEDRIC OLIVER
CHRISTOPHER OLIVER
GREGORY OLIVER
REBECCA OLIVER
ARON OLIVERA SALAZAR
ANTHONY OLIVERAS
ERIC OLSON
ALEXIS OLVERA
CINDY OLVERA
LEONARDO OLVERA
DIANE OMALLEY MYERS
ANDREW OMAN
CHRISTINE ONEY
KYLE ONEY
PROVINA ONOPWI
MARTIN ONTIVEROS
MIGUEL ONTIVEROS
PAUL ONYENEHO
GRASITER OO
SAW OO
TIN OO
WAI OO
LATAYZIAH OQUINN
MISTY OQUINN
TEARA OQUINN
JAMES OREILLY
THOMAS ORES
DELISSA ORNELAS
SKILER ORNELAS
ADELANI M OROBIYI
ANTONIETA ORONA
RACHEL ORONA
CYNTHIA OROZCO
ELISA OROZCO
ESMERELDA OROZCO
ESMERALDA ORROSQUIETA
JUAN ORTEGA MARTINEZ
ALLEN ORTIZ
ANAVANESSA ORTIZ
DIEGO ORTIZ
JORGE ORTIZ
JOSE ORTIZ
JULIAN ORTIZ
MARIO ORTIZ
SANTIAGO ORTIZ
SAUL ORTIZ
JACINTA OSOMAI
SOILA OSORIO
LENA OSS

CHRIS OSSIG
VERONICA OSTAPOWICH
ROYLESHA OSTEEN
WUILLIAN OSTOS
JENNIFER OVERMEYER
MELISSA OVERSTREET
BRANDON OWEN
KEVIN OWEN
BOBBY OWENS
DEMARCO OWENS
MARQUSHA OWENS
JOHN OZBUN
GO PAA
MIGUEL PABON
YAJAIRA PACHECO
DAVID PACQUETTE
EUKARIS PADRON
WILSON PADRON
HAKIM PAEE KHAN
CINDY PAGUAGA TREMINIO
AUSTIN PAINTER
MARIA PALACIOS
CODY PALMER
TINA PALMER
RUBI PALOMINO GONZALEZ
MARIO PANDO
PAYTON PANGBURN
SIRVINCENT PARAMORE
ROBERT PARANG
JORDY PAREDES
TONY PARISH
HEIDI PARK
AJA PARKER
AMERA PARKER
BILLY PARKER
BRIANNA PARKER
DASABRIAN PARKER
GOLDIED PARKER
JAKE PARKER
JAMES PARKER
KENTERIAS PARKER
MICHAEL PARKER
YOLANDA PARKER
SARAH PARMELEE
ARON PARRA
BRENDA PARRA
VICTOR PARRA JUAREZ
GUADALUPE PARRA MARQUEZ
GAVIN PARRISH
HARRY PARRISH
SAMANTHA PARRISH
ERIC PARSON
MARTRAVIOUS PARSON
LAURA PARTIDA
FRAY PARTIDAS
ANDRES PARTIDAS AGELVIS
ONNA PARVIN
FASIHULLAH PASHTANA
JAYLEN PASON
LESLIE PASZTOR
JASON PATE
JENNIFER PATE
THOMAS PATE
CALEB PATERIK
PAUL PATTERSON
PEYTON PATTERSON
SHAQUELLA PATTERSON
CARL PATTON
CEDRIC PATTON
WADE PATTON
ORIE PATTY
CIN PAU
DAI PAU
DAL PAU
DAL PAU
DO PAU
EN PAU
GIN PAU
KAI PAU
KAI PAU
KAM PAU
KAM PAU
KHAWM PAU
KHEN PAU
LANG PAU
LIANG PAU
MUNG PAU
NANG PAU
NANG PAU
NENG PAU
ON PAU
PETER PAU
PUM PAU
SUAN PAU
THANG PAU
THANG PAU
TUAL PAU
TUAL PAU
TUNG PAU
ZAM PAU
ZAM PAU
ZOO PAU
LANGH PAUGUITE
TERESA PAUL
TOMECHRE PAULEY
SAW PAW
JOHNNY PAYNE
MARKEVIOUS PAYNE
CARLOS PAZ RINCON
JONATHAN PEARCE
DENISE PEARSON
DEANA PECK
CORY PEDERSEN
ANTHONY PEDONE
FRANCISCO PEDRAZA
ALICIA PEDRAZA ANGUIANO
VICTOR PEDROZA
KOURTNEY PEETE
ROBERT PEETE
CEDRICK PELLUM
DAMON PELUCHETTE
CODEY PEMBER
JUAN PENA
ISARAEL PENALOZA
CASON PENNEY
ARTHUR PENNINGTON
BONNER PENNINGTON
SHAMATA PENTECOST
BRANNON PEOPLES
BRAYLEN PEOPLES
BRYAN PEOPLES
KENDALL PEOPLES
QUINCY PEOPLES
JIMMY PEPPER
MOISES PERAZA LOPEZ
ROSALINA PERDOMO PERDOMO
ANGELINA PERDUE
JOSEPH PERDUE
WALTER PERDUE
ANDREA PEREZ
BLAZE PEREZ
CANDELARIO PEREZ
CARLOS PEREZ
DAYANA PEREZ
DIANA PEREZ
DOMINIK PEREZ
JENNIFER PEREZ
JESUS PEREZ
JOE PEREZ
JORGE PEREZ
SAHRAI PEREZ
SERGIO PEREZ
SHANA PEREZ
TERESA PEREZ
VICTOR PEREZ
PERLA PEREZ ARIAS
CHRISTIAN PEREZ GUTIERREZ
ROLANDO PEREZ MEJIA
GLENDA MARISOL PEREZ ROMERO
FRANCISCO PEREZ SANCHEZ
DANIEL PEREZ-HERNANADEZ
AARON PEREZ-WELLS
ANTHONY PERKINS
ERIC PERKINS
MARQUIS PERKINS
ANTHONY PERRY
DAIMEN PERRY
MICHAEL PERRY
MILES PERRY
DAVID PERRYMAN
ARAYAH PERSON
MATTHEW PESCHONG
TAIPO PETER
TASIMICHY PETER
AUSTIN PETERS
LORI PETERSEN
BRITANY PETERSON
HUNTER PETERSON
KYLAN PETERSON
TIMMY PETERSON
DAYNA PETTY
DANIEL PEURIFOY
ALEX PFEFFERKUCH
HUY PHAM
LINH PHAM
QUOC PHAM
STEVEN PHAM
LOUIS PHAN
PHUOC PHAN
NAW PHAW
LIANKHAN PHAWNG
TWINSON PHILLIP
AMORIE PHILLIPS
DE-LOYCE PHILLIPS
FELECIA PHILLIPS
JUSTIN PHILLIPS
NATHANIEL PHILLIPS
SHEALEENA PHILLIPS
TROY PHILLIPS
ALBERT PI
CIN PI
CING PI
HAU PI
HAU PI
HAU PI
HELEN PI
KHUAL PI
MANG PI
MUNG PI
NEM PI
NIANG PI
NIANG PI
PETER PI
SB PI
SING PI
THOMAS PI
TUANG PI
MANG PIAN
DAL PIANG
DAL PIANG
DO PIANG
GIN PIANG
GOH PIANG
KHUP PIANG
KHUP PIANG
LIAN PIANG
SUAN PIANG
THANG PIANG
THANG PIANG
THANG PIANG
THAWN PIANG
VAN PIANG
CHRISTOPHER PICKENS
KELTON PICKROM
DEVOTRICK PICKRON
SKYE TOINESHEA PICKRON
HILARIO PIEDRA
LANE PIERCE
MAJOR PIERCE
MARQUEZ PIERCE
SHERMAN PIERCE
TIFFANY PIERCE
JOHNSON PIERRE-LOUIS
CIN PII
JOHN PIKE
TONY PILAND
CALEB PILLADO LEON
MORGANNA PILLOW
DAVID PINALES
CRISTIAN PINALES VAZQUEZ
GAEL PINEDA
MICHAEL PINKERTON
DUBERCYS PINO
ANGEL PIRONA
MIGLANIA PIRONA GONZALEZ
ANTERRIO PITTMAN
JEROME PITTS
PAIGE PITTS
HAROLD PITTS II
CARLOS PLACENCIA
CHRISTOPHER PLANER
EMILIA PLATA VASQUEZ
LARRY PLEASANT
STORM PLEDGER
AMBER PLOIUM
CHARLES PLOWMAN
ELISHA PLUMMER
MICHEAL PLUMMER
SHARON PLUNK
RANDALL PLUSH
JASON POBLETE
KEITH POBUDA
KEVIN POBUDA
SUSANNE POINDEXTER
BASANT POKHREL
RENU POKHREL
GEORJANNA POKORNEY
BRYAN POLAND
AUBREY POLK
DEAUDRAKE POLK
JANICE POLK
LASEDRICK POLK
BRANDON POLKOWSKE
AKEEM POLLARD
MILTON POLLOCK
TAYLOR POMAVILLE
KARLA POMELOW
JOEL PONCE VIDALES
MARK POOL
KENNETH POORE
RODNEY POPE
PETRA PORRAZ
LUIS PORSALLU
CHRISTOPHER PORTER
JAMES PORTER
JENNIFER PORTER
RAMONDA PORTER
LARRY PORTERFIELD
ELVIA PORTILLO
RICHARD POUNCY JR
ASHLEY POWELL
BLAKE POWELL
BRANDESHAY POWELL
CAMERON POWELL
CHARLES POWELL
COLE POWELL
DEMYKLE POWELL
MARIAH POWELL
RUDY POWELL
TERRA POWELL
ANTHONY POWERS
DEAN POWERS
BOYD POWLISON
MICHAEL POYNTER
JOSE PRADO
AMARIS PRASAI
CODY PRATT
TAWANNA PREAN
KENNETH PRENTICE JR
DANIEL PRESSLER JR
CLIFFORD PREWITT
TERRENCE PREWITT
ANGELA PRICE
MICHELE PRIMIANO
ERIN PROCHAZKA
ZAKIYYAH PROVIDENCE
TANIA PRUDENCIO
PHYLLIS PRUITT
ROBERT PRYOR
CIN PU
KHAI PU
KHAM PU
LIAN PU
MANG PU
MANG PU
MUANG PU
SING PU
TUANG PU
JAVION PUA
CHARLES PUCKETT
CALEB PUDDEN
LINO PUENTES
ALMA PUGA
CALVIN PUGH
CURTIS PUGH
THANG PUI
ALEJANDRA PULIDO
THAWNG PUN
VERONICA PUNCELES
JEFFREY PURKERSON
ANGELA PURNELL
COREY PURVIS
DUSTIN PURVIS
JEFF PYLE
MARCUS QUALLS
JOHN QUANG
CANDELARIA QUICK
ALYSHIA QUINNEY
PEIGE QUINNEY
TY QUINNEY
BRENDA QUINTANILLA GARCIA

GINNETH QUINTERO PIRELA
MELISSA QUIROZ
WASEL QURAISHI
FATIMA RACHU
JOHNATAN RACHU
VINCENT RACHU
CURTIS RAGER
REKAVIEN RAGLAND
BRITTANY RAGSDALE
DANIELLE RAGSDALE
LAYLA RAGSDALE
JOSEPH RAINBOLT
JHAKAYLA RAINES
STEVEN RAINES
DAHLIA RAINWATER
HNEM RALTE
DEE RAM
BRIAN RAMBO
SUSAN RAMBO
TAYLOR RAMHORST
ALICIA RAMIREZ
ANGEL RAMIREZ
EDGAR RAMIREZ
ERNESTO RAMIREZ
EVA RAMIREZ
EVAN RAMIREZ
JESUS RAMIREZ
MARTINELLY RAMIREZ
PATRICIA RAMIREZ
RIGOBERTO RAMIREZ
JOSE RAMIREZ GALVAN
ENRIQUE RAMIREZ MORALES
PATRICIA RAMIREZ NAVARR
MANUELA RAMIREZ SOBERANIS
BRICEIDA RAMON
MARTIN RAMON
WALTER RAMOS
GERMAN RAMOS ALONSO
SIMON RAMOS ALVAREZ
MANUEL RAMOS PINO
FRANCISCO RAMOS-RODRIGUEZ
MARCUS RAMSEY
THERESA RAMSEY
KARLY RANCK
CAMERON RAND
COREY RANDALL
JEFFREY RANDALL
JOSE RANGEL
MIRIAN RANGEL
STEVEN RANSOM
COLE RANSTROM
JOHNATHAN RASH
WILLIAM RASH
MAX RASMUSSEN
ROBERT RATLIFF
TOMMY RATLIFF
ANDREW RAUCH
RYAN RAUSCH
GAYLON RAY
JOHNQUAVIOUS RAY
PSHANA RAY
BRYCE RAYBON
JAVIER RAYO
MARCELLAS RAYSON
THOMAS READ
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DAVID RECCA
ELIZABETH RECORD
IVY RECORD
SHAGLENDA REDDIX
BREANN REDFOX
LETTICA REDMOND
AUSTIN REED
JOHN REED
JUSTIN REED
MICHAEL REED
RICKY REED
ROY REED
BRANDON REESE
CHARLES REESE
CLINTON REESE
LAQUAN REESE
CHAD REEVES
JALISA REEVES
MARKEVIAN REEVES
WENDY REEVES
BRIAN REGIS
ETHAN REICHERT
ISAIAH REID
JOHN REID
RAMIRO REINA
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CORY REITER
JOSE REMIGIO
RENCHENINA RENCHY
AARON RENFRO
MICHAEL RENIGAR
NANCY RENTERIA
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JAKOB RESSLER
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DANIEL RETANA
TRAVIS REVELL
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EFFIE RHODES
JEFFREY RHODES
MARIE RICHARD
JONATHAN RICHARDS
AUSTIN RICHARDSON
DEMORREA RICHARDSON
FREDERICK RICHARDSON
GILDA RICHARDSON
PRECIOUS RICHARDSON
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TENASHA RICHARDSON
CASEY RICHESIN
ROBERT RICHEY
LOGAN RICHMOND
RILEY RICHMOND
ANYLA RICO
ROSA RICO
RANDALL RIDENOUR
ANGELA RIDEOUT
ROBERT RIDEOUT
COREY RIDER
JPAUL RIKAT
TISHA RINGLING
ISAAC RINKE
JOSH RINKE
ALEXANDER RIOS
MICHAEL RIOS
NALLELY RIOS
DINA RISING
CORY RISINGER
JOSEPH RITCHIE
HILLARY RITE
ROGER RIUTTA
LUISANA RIVAS ALVAREZ
VILMA RIVAS SANCHEZ
CARLOS RIVERA
GABRIELLE RIVERA
RAFAEL RIVERA
RAMON RIVERA
SAMUEL RIVERA
SIGFREDO RIVERA
MELISSA RIVERA CRUZ
JUAN RIVERA MUNOZ
FERNANDO RIVERA OJEDA
JEAN PAUL RIVERO FERRER
MATTHEW RIX
DOMINIC RIZSAK
TERRI ROBBINS
GLORIA ROBERSON
JALA ROBERSON
JENNIFER ROBERSON
RAHSHAAN ROBERSON
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JAYMIE ROBERTS
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KALVIN ROBERTS
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AMIYA ROBERTSON
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JERRY ROBERTSON
JOHNNY ROBERTSON
KATRINA ROBERTSON
TERRANCE ROBERTSON
TRAVASIL ROBERTSON
SCOTT ROBIN
BYRON ROBINSON
DEARLD ROBINSON
EZEKIEL ROBINSON
JOSEPH ROBINSON
KARLYNDA ROBINSON
MICHAEL ROBINSON
ROBERT ROBINSON
SHEMAIAH ROBINSON
TAYLOR ROBINSON
DAVID ROBINSON JR
JEREMIAH ROBISON
ABRAHAM ROBLES
ALMA ROBLES
CIRILO ROBLES AMBRIZ
ALONDRA ROBLES PEDRAZA
CODY ROBNETT
ROBERT ROBNETT
RICKY ROCHA
ALANA RODGERS
CARLISSA RODGERS
BRAD RODRIGUES
ALYSSA RODRIGUEZ
ASHLEY RODRIGUEZ
BALDOMERO RODRIGUEZ
BRANDON RODRIGUEZ
BRIDGET RODRIGUEZ
DANIEL RODRIGUEZ
DAVIANA RODRIGUEZ
ELIZABETH RODRIGUEZ
EMILIANO RODRIGUEZ
ENRIQUE RODRIGUEZ
EULALIO RODRIGUEZ
EVELYN RODRIGUEZ
HARIM RODRIGUEZ
HECTOR RODRIGUEZ
HERVIN RODRIGUEZ
ISAIAH RODRIGUEZ
ISAIAS RODRIGUEZ
ISMAEL RODRIGUEZ
JESUS RODRIGUEZ
JOSEFINA RODRIGUEZ
JOSHUA RODRIGUEZ
LEONARDO RODRIGUEZ
MAIRA RODRIGUEZ
MARIA RODRIGUEZ
MARIA RODRIGUEZ
MARIANNA RODRIGUEZ
MARTIN RODRIGUEZ
MARTINA RODRIGUEZ
NATHAN RODRIGUEZ
NELSON RODRIGUEZ
OLIVIA RODRIGUEZ
PABLO RODRIGUEZ
RAUL RODRIGUEZ
RAUL RODRIGUEZ
RICARDO RODRIGUEZ
YUSMARY RODRIGUEZ
ESTEPFANI RODRIGUEZ LOPEZ
SALVADOR RODRIGUEZ ORTIZ
ALESHA ROESCHKE
MARK ROGAN
BRIAN ROGERS
CASEY ROGERS
DAYLA ROGERS
DERRICK ROGERS
DON ROGERS
DYLAN ROGERS
GRANT ROGERS
JAKAYLA ROGERS
JONATHAN ROGERS
MARCUS ROGERS
TIMOTHY ROGERS
TONY ROGERS
NANG ROI
IVAN ROJAS
JOSE ROJAS
LIDIA ROJAS
ROSA ROJAS
GABRIEL ROJAS DAVILA
ROGELIO ROJO
DAMOND JULIAN ROKER
ERICA ROKER
WESLEY ROLLINGS
SIERRA ROLLINS
SANDRA ROLLOW
ISMAEL ROMAN
ALICIA ROMERO
LEOMAR ROMERO LEON
MATTHEW ROMINE
MOISES ROMO
TONY RONGEY
FASTER ROOSEVELT
CHRISTOPHER ROPER
ROYCE ROPER
OSCAR ROSA
BRANDON ROSALES
JOSE ROSALES
OMAIRA ROSALES
MAURICIO ROSAS MENDOZA
ALEJANDRA ROSAS SANCHEZ
MAURICIO ROSAS SANCHEZ
CORTNEY ROSE
DAVID ROSE
TAVARSE ROSE
STEPHANIE ROSELL
ROBERT ROSENCUTTER
ANGELA ROSS
DEKEVEON ROSS
ERIN ROSS
JERAMIE ROSS
JONATHAN ROSS
KEVIN ROSSUM
RICHARD ROTH
WILLIAM ROTHE
FINIKSIANO ROUND
LANDYMENTA ROUND
MICHELLE ROUSSEAU
BRAYDEN ROVA
BRODIE ROWALD
SHADE ROWBOTHAM
KYSA ROWE
MAVERICK ROWE
CALVIN ROWLETT
KEYDERIANA ROY
MICHAEL ROY
ALISHA RUCKER
WILLIAM RUCKER
KENNETH RUDD
ANDREW RUFNER
RYAN RUGGLES
JASON RUHL
CARLOS RUIZ
CLAUDIA RUIZ
DANIEL RUIZ
LILIANA RUIZ
PATRICIA RUIZ
STEVEN RUIZ
YUSLEIDIS RUIZ AVENDANO
MA RUIZ CASTRO
MA RUIZ ORTEGA
LAUREN RUNDE
SAMANTHA RUNION
JOE RUSHING
GRAYLIN RUSK
LADAYSHA RUSS
BRIANA RUSSELL
DAVON RUSSELL
DERICK RUSSELL
HAVON RUSSELL
JAMES RUSSELL
MICHAEL RUSSELL
RICHARD RUSSELL
TANISHA RUSSELL
THOMAS RUSSELL
MASON RUTHERFORD
KANDIS RUTLEDGE
MARK RUTTAN
LISA RYAN
SLAVIC RYCHKO
SA SAAN
DAL SAANG
JATANA SABBATH
TRISA SACK
MOHAMMAD SADAR
AISHAH SADIKI
ASADULLAH SADIQ
RASOOLDIN SADIQ
DEMARQEUS SADLER
LINDSEY SADLER

ZTAVIOUS SADLER
ABDUL SAEEDE
ABDUL SAYEED SAEEDE
IRMA SAENZ
CESAR SAENZ RODRIGUEZ
DIPA SAHA
SHIR SAIL
PON SAIM
MOHAMMAD SAKHIZADA
RAEES SALARZAI
DANIEL SALAS
NORMA SALAS LARA
ABELINO SALAZAR
AURELIA SALAZAR
CHRISTOPHER SALAZAR
DAVID SALAZAR
EDWARD SALAZAR
JOSE SALAZAR
NOAH SALAZAR
MONICA SALAZAR ALVAREZ
JOHANNA SALAZAR CEDENO
MARIANGEL SALAZAR GONZALEZ
JORGE SALAZAR MARTINEZ
ALBERTO SALAZAR SANTOS
BRISA SALCEDO
CRISTIAN SALDANA
LILIA SALDANA
NEYMAN SALDANA
DAVID SALDIVAR
MARIA SALDIVAR
MIGUEL SALDIVAR
VICTOR SALDIVAR
VICTOR SALDIVAR
JOSE SALDIVAR OROPEZA
NAEL SALEM
AARON JAMIESON SALGADO
BRANDON SALGADO
DERECK SALGADO
DIANA SALINAS
RUTH SALINAS
DAVID SALISBURY
CARSON SALSBURY
ANTHONY SALVADOR
KENNEDY SALYERS
DAVID SAMMONS
IM SAMMY
IOMITA SAMMY
MARLEEN SAMMY
ROBERT SAMPSON
NICHOLAS SAMUEL
PETER SAMWEL
CIIN SAN
ESTHER SAN
KIM SAN
ROBERTO SANABRIA
ADRIAN SANCHEZ
ALEIDA SANCHEZ
ALEXANDER SANCHEZ
BEATRIZ SANCHEZ
CRISTAL SANCHEZ
DARIANA SANCHEZ
DAVID SANCHEZ
EMANUEL SANCHEZ
ISELA SANCHEZ
JAIRO SANCHEZ
JARED SANCHEZ
JEREMY SANCHEZ
JERSON SANCHEZ
JOYCE SANCHEZ
MAGALY SANCHEZ
MARIA SANCHEZ
MARIO SANCHEZ
MAYRA SANCHEZ
NAHOMI SANCHEZ
XAVIER SANCHEZ
ZADY SANCHEZ
JUANA SANCHEZ BARAJAS
ANDREINA SANCHEZ BOLIVAR
NELSON SANCHEZ SALAS
RAUL SANCHEZ TERRAZAS
ANTONIO SANCHEZ-GIRON
BRIANA SANDERS
CASEY SANDERS
DEMETRIUS SANDERS
KENNETH SANDERS
LATABRION SANDERS
LESLIE SANDERS
MARQUEZ SANDERS
MASHALA SANDERS
REGINALD SANDERS
TIARA SANDERS
KENIA SANDOVAL
SHANNON SANDRIDGE
VASILE SANDUTA
VIORICA SANDUTA
FAYE SANFORD
CIN SANG
CIN SANG
NIANG SANG
PAU SANG
PAU SANG
THANG SANG
THAWNG SANG
TUAN SANG
RAIS SANGEEN
KAYTLYNN SANGER
LAL SANGI
BELKYS SANGRONIS
WILLIAM SANGSTER
CARLOS SANTANA GARZA
GUSTAVO SANTELLANO
JULIAN SANTELLANO
NATHANIEL SANTI
WENCESLAO SANTIAGO
JESSICA SANTIBANEZ
NORA SANTOYO
STACY SANTOYO
ANGELINA SANTOYO DE FARFAN
GUADALUPE SANTOYO LOPEZ
MUHAMMED SANYANG
OMAR SANYANG
WILLIAM SAPP
NANG SAR
JANGIZ SARDAR SUBHAN
HASEEBULLAH SARWARI
ROBERT SATERBO
LUIS SAUCE
AMY SAUCEDO
ASHLEY SAVAGE
COLTEN SAVAGE
CONOR SAVAGE
ELIAS SAVAGE
ANGILO SAVILLE
ERICK SAWYER
KALEB SAXON
DEWAYNE SCALES
BRYAN SCANLON
JORDAN SCARANGELLA
NICHOLAS SCHAETZ
SHANE SCHAMING
DAVID SCHECKLA
HEAVIN SCHIEBERL
BRAYDEN SCHIEL
HARVEY SCHINKAL
CALVIN SCHJOLL
ISAAC SCHLENBECKER
KATELYN SCHMALL
AZAAD SCHMIDTKE
RAYMOND SCHMITT
JACOB SCHMUCKER
DAVID SCHNEIDER
VALERIJA SCHREINER
BOBBY SCHRIMSHER
BRIAN SCHRODER
AUSTIN SCHROEDER
JAMES SCHUETZE
RICHARD SCHULTZ
STEVEN SCHWAB
DUSTIN SCHWANKE
KENT SCOBEY
MARK SCOFIELD
ANTONIO SCOTT
BRANDON SCOTT
CRYSTAL SCOTT
DEMOND SCOTT
JERRY SCOTT
JORDAN SCOTT
KYLEIGHA SCOTT
KYVEN SCOTT
TAKODA SCOTT
TAIYENA SCOTT-PEDRAZA
RONA SEAGO
DAVID SEAMAN
SOVATNITA SEAMAN
CHET SEARS
JASON SEARS
SHARON SEATON
RYAN SECHELSKI
JAVIER SEDANO
MA BEDA SEDANO GUIJARRO
JACOB SEDLAR
JOSEPH SEDLAR
ALONDRA SEGOVIANO
HOU SEI
THONG SEI
JOHN SEIBERT
ALEXA SEIDEL
ASHLEIGH SEIFERT
JACKSON SEILER
MARCUS SEIP
ROI SENG
MICHAEL SENTZ
LENNY SERMANYOUNG
ANNETTE SERNA
KARLA SERRANO
IAN SEVERSON
JOSHUA SEVIGNY
ADAM SHADER
ADRIAN SHAFER
CATIANNA SHAFER
JACOB SHAFER
AMIR SHAFIE
ROBERT SHANDS
TAMMIE SHANKS
INHA SHAPOVALOVA
DONALD SHARP
ROBERT SHARP
MATTHEW SHAUB
LYSONYA SHAW
ROBERT SHAW
THOMAS SHAW
TRENT SHAW
KIANNA SHEAD
KHAIR SHEER MOHAMMAD
ROCKY SHEFFIELD
STEPHEN SHELFER
THOMAS SHELLEY
TARA SHELLS
TERRY SHELLY
JASON SHELTON
MILLER SHELTON
SIR BRYCELON SHELTON
VASILIY SHEMEREKO
CHELSIE SHEPHERD
JONAH SHEPHERD
LARRY SHEPHERD
CHRISTIAN SHERIDAN
JAMIRIAH SHEROW
CODY SHICO
DIVYNE SHIELDS
RYAN SHINN
EZATULLAH SHINWARI
NADAR SHINWARI
SHAH WAZIR SHINWARI
SHAIHID SHINWARI
JUAN SHIPP
JULIE SHIREY
DANIEL SHIVERS
WESTLEY SHOEMAKE
ATHENA SHONE
RAYMOND SHUNOWSKI JR
RICHARD SHUPERT
MAW SI
CING SIAM
CING SIAM
DIM SIAM
NANCY SIAM
ZAM SIAM
CIIN SIAN
ON SIAN
PAU SIAN
MARTHA SIERRA GARCIA
RICHARD SIERS
ANA SIGALA
CINDIA SILLEM
BREANNA SILVA
EMANUEL SILVA
JASMINE SILVA
JOSUE SILVA
LONNIE SILVA
JESUS SILVA CHACON
ROBERTO SILVA RUVALCABA
ARIANA SILVERIA-FREITAS
MARK SIMILA
JASTER SIMINA
BLAINE SIMMONS
BRANDON SIMMONS
CHARLES SIMMONS
JAMAL SIMMONS
JONATHAN SIMMONS
TYREC SIMMONS
SHAYLA SIMMS
WILLIAM SIMONTON
DWAYNE SIMPSON
JOSEPH SIMPSON
MARSHAUN SIMPSON
ANTHONY SING
DAL SING
DAL SING
DAL SING
DO SING
PAU SING
THANG SING
THANG SING
THANG SING
THAWNG SING
BRANDON SINGENES
MICHELLE SINGLETON
ADRIANA SIPES
K-SAN SIPIA
CHRISTOPHER SISSOM
AUDREY SISSON
MICHAEL SITTERLY
KOURTNI SKEENS
JASON SKINNER
LOGAN SKINNER
MARLON SKINNER
JACOB SKYE
MATTHEW SLATON
IAN SLATTERY
RICO SLATTERY
JAEDYN SLAUGHTER
RASHAD SLAUGHTER
ANDREW SLAVENS
MARY SMALL
LAWANDA SMALLEY
ABREUN SMITH
ALEC SMITH
AMANDA SMITH
ANDERA SMITH
BRANDON SMITH
CLAYTON SMITH
CORBIN SMITH
DAVID SMITH
DAVID SMITH
DAVID SMITH
DAWN SMITH
DEANDRE SMITH
DELANEY SMITH
DIAMOND SMITH
GLEN SMITH
ISAIAH SMITH
JENIFER SMITH
JORDAN SMITH
KATHERINE SMITH
KENNETH SMITH
KERRY SMITH
KHADEJAH SMITH
KIMBERLY SMITH
MIKAYLA SMITH
NICHOLAS SMITH
PEYTON SMITH
RASHANNA SMITH
RENALDO SMITH
RYAN SMITH
SHONDARI SMITH
THOMAS SMITH
TONY SMITH
TYREEK SMITH
VALERIE SMITH
WILLIAM SMITH
DAVONNA SMITLEY
JACINTA SNAL
BRANDY SNIDER
STEPHEN SNIDER
DEBERTRAM SNODDY
SIR'BRYLON SNODDY
JOSHUA SNOW
ROGER SNOW
ANTONIO SOARES
BADDY SOCHIRO
KYAW SOE
YENNY SOLANO
JOSE SOLARES
NEMISIA SOLIS
VERONICA SOLIS
JOSHUA SOLIZ
FERNANDO SOLORZANO
KELLY SONGER
MENISA SONIS
BRADLEY SOOTER
CHRIS SOOTER
RESMINA SORIS

FRANCISCA SORROZA MONTIEL
AMY SOTELO
BENDY SOTEN
JUAN SOTO
MARIELA SOTO DE DIAZ
SAENGPHET SOUKKASERM
ISAIAH SOUTHERLAND
CLENT SOUTHERLAND II
CARRIE SOUTHERN
KEVIN SOUVANNASING
NICHOLAS SOUZA
OUSMANE SOW
ASHLEY SOWDER
DENNEY SOWDER
LEVI SOYSTER
KYLE SPANSEL
CORY SPARKS
JESSICA SPARKS
JAMES SPEARS
JAMES SPEARS
COLBY SPENCER
JAMES SPENCER
LATAZIA SPENCER
TREVION SPENCER
JAMESON SPIRES
JOHN SPOONER
DEVON SPRIGS
RODNEY SPRIGS
STEVEN SPRINGFIELD
CECIL SPRY
ALEXANDER ST MARTIN
COURTNEY STACEY
BARBARA STAGGERS
SEVERINO STAGNOLI
JASON STAMPER
LAWANA STANE
BRENT STANLEY
KIENDREA STANLEY
JAREN STANSELL
WILLIAM STAPLES
TERRY STAPLETON
NICHOLAS STAPP
CHEYANNE STARKEY
NEGRIL STARLING
JAMORION STARNES
JUDE STEEBER
RAKIN STEELE
SUMMER STEELE
BRIANNA STEELMAN
SPENCER STEFFEY
TREVOR STENCIL
CHRISTOPHER STEPHENS
MARSETTE STEPHENS
MELVIN STEPHENS
CHARLES STEPHENSON
MARY STEPHENSON
STEPHANIE STEPHENSON
BRYCE STEVENS
CEDRIC STEVENSON
DEMARCUS STEVENSON
WESLEY STEVENSON
LEE STEWARD
AUSTIN STEWART
JEREMY STEWART
RICHARD STEWART
RICHARD STEWART
DAVID STIEWE
CHARLES STINECIPHER
FREDDIE STINGLEY
MARK STINSON
COURTNEY STITMON
KJAZMIN STJULIEN
BRENT STOCKTON
JOEL STOCKTON
HEAVEN STODDARD
JACOB STODDARD
AARON STOEGER
ASHLEY STOKELY
DORIS STOKER
ERICA STOKER
JAIME STOKER-ELAM
AUSTIN STOKES
LARRY STOKES
ALLEN STONE
DAVID STONE
DEUNTE STONE
JEREMY STONE
YARITZA STONE
FRANKIE STONEKING
KIMBERLY STOUT
JULIAN STRADER
ANTONIO STRANGE
ASHTON STRANGE
MICHAEL STRAPASON
JAY STRATTON
STACEY STRATTON
MICHAEL STRAUB
DAVID STREEFKERK
KURT STREIT
FRANKLAND STRICKLAND
JEREMY STRIEGLER
ROBERT STROH
MARTY STROMAN
JORDAN STRONG
PATIENCE STRUTTON
DAKOTA STUART
ETHAN STUBBLEFIELD
CHARLES STUBER
CAMERON STULTS
BRYAN STURDIVANT
GREGORY STUTSMAN
JULIA STWYER
NATHAN STWYER
DANIEL STYERS
GIN SUAN
HAU SUAN
KIM SUAN
LANG SUAN
NANG SUAN
NGIN SUAN
PAU SUAN
THANG SUAN
THANG SUAN
THANG SUAN
VUNG SUAN
ZAM SUAN
JOHN SUAN MUNG PI
OSCAR SUAREZ
STEVEN SUBIN
ANSER SUDA
DAMIA SUGGS
SHELLEY SUGGS
NU SUI
DEIH SUKZO BAWMKHAI
MAISON SULLIVAN
MICHAEL SULLIVAN
SHANE SULLIVAN
DAVID SUM
GIN SUM
HAU SUM
KAM SUM
KAP SUM
MANG SUM
NGIN SUM
WA SUM
PETER SUMMANG
SARAH SUMMERS
AMY SUNDAY
DEVON SUNDY
TIMOTHY SURGEON II
SEAN SUROWIAK
THANG SUT
BRANDI SUTTON
LADASHA SUTTON
NICKALOS SUTTON
CIN SUUM
JEFFREY SWANEGAN
CHRIS SWARR
MAUNG SWE
KYMBERLY SWEENEY
JACK SWEET
CODY SWEIGART
GREGG SWENSEN
AMANDA SWIFT
CHAD SWIFT
KEVIN SYKES
SUAN TA
SAW TA LEL
CODY TABOR
MANG TAL
MOSES TALAMANTE
ACY TALLEY
DEMARCUS TALLEY
JAQUALON TALLEY
JEFF TALLEY
JIASHUN TALLEY
RYEN TALLEY
TYLER TALLMAN
KIEYONTRE TALLY
GEORGE TALUGMAR
AJMAL TANAI WAL
DTHAWN TANGPUA
WAHAB TANHA
KEITH TANNER
TRENT TAORMINA
ISRAEL TAPIA
MARTIN TAPIA CARVAJAL
YOSELYNE TAPIA GONZALEZ
WHITNEY TAPP
HAROLD TARALA
ABDUL TARIN
ENIMA TARO
NORIANN TARO
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